82-3757

04036135

BNP PARIBAS

CONSOLIDATED FINANCIAL STATEMENTS

Results as at 30 June 2004

(Unaudited)

dw 8/10

- CONTENTS -

CONSOLIDATED BALANCE SHEET

ASSETS

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Interbank and money market items (note 3):			
Cash and amounts due from central banks and post office banks	13,443	5,287	8,544
Treasury bills and money market instruments (note 5)	133,783	106,671	94,821
Due from credit institutions	192,419	162,950	170,588
Total interbank and money market items	**339,645**	**274,908**	**273,953**
Customer items (note 4):			
Due from customers	224,824	201,611	203,606
Leasing receivables	20,813	20,362	20,180
Total customer items	**245,637**	**221,973**	**223,786**
Bonds and other fixed income instruments (note 5)	**62,116**	**55,005**	**47,584**
Equities and other variable income instruments (note 5)	**75,012**	**52,506**	**41,328**
Insurance company investments (note 6)	**66,430**	**62,275**	**59,372**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 7):			
Investments in non-consolidated undertakings and other participating interests	2,532	2,160	2,562
Equity securities held for long-term investment	3,749	4,612	5,017
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**6,281**	**6,772**	**7,579**
Investments in companies carried under the equity method:			
Financial sector companies	673	1,436	1,348
Non-financial sector companies	994	195	228
Total investments in companies carried under the equity method (note 9)	**1,667**	**1,631**	**1,576**
Tangible and intangible assets (note 11)	**9,042**	**9,008**	**8,697**
Goodwill (note 12)	**5,755**	**5,578**	**6,028**
Accrued income and other assets (note 13)	**91,784**	**93,420**	**99,035**
Total assets	**903,369**	**783,076**	**768,938**
COMMITMENTS GIVEN			
Financing commitments given (note 23)	191,574	156,287	158,804
Guarantees and endorsements given (note 23)	79,114	56,865	61,133
Commitments related to securities to be delivered (note 23)	24,164	7,389	29,209
Insurance company commitments	391	1,297	788
Commitments incurred on forward and options contracts (note 24)	24,658,779	18,356,809	16,628,833

OF THE BNP PARIBAS GROUP

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Interbank and money market items (note 14):			
Due to central banks and post office banks	527	60	358
Due to credit institutions	258,760	191,194	197,041
Total interbank and money market items	**259,287**	**191,254**	**197,399**
Customer items (note 15)	**232,756**	**210,621**	**211,399**
Debt securities:			
Retail certificates of deposit (note 15)	5,945	4,933	5,848
Interbank market securities (note 14)	1,109	1,025	931
Negotiable certificates of deposit (note 15)	77,805	67,014	65,363
Bonds, including short-term portion (note 16)	10,785	9,952	10,351
Other debt instruments	351	177	156
Total debt securities	**95,995**	**83,101**	**82,649**
Technical reserves of insurance companies (note 17)	**66,126**	**61,808**	**59,196**
Accrued expenses and other liabilities (note 18)	**197,988**	**184,820**	**167,282**
Badwill (note 12)	**21**	**18**	**20**
Provision for contingencies and charges (note 19)	**4,330**	**4,045**	**4,018**
Subordinated debt (note 20)	**12,737**	**13,226**	**13,788**
Reserve for general banking risks (note 21)	**796**	**843**	**992**
Minority interests in consolidated subsidiaries (note 22)	**4,922**	**5,019**	**5,013**
Shareholders' equity (note 22):			
Share capital	1,757	1,806	1,792
Additional paid-in capital in excess of par and premium on acquisition	10,110	11,017	10,812
Retained earnings	13,929	11,737	12,714
Net income	2,615	3,761	1,864
Total shareholders' equity	**28,411**	**28,321**	**27,182**
Total liabilities and shareholders' equity	**903,369**	**783,076**	**768,938**
COMMITMENTS RECEIVED			
Financing commitments received (note 23)	62,572	43,976	56,381
Guarantees and endorsements received (note 23)	51,572	42,951	40,493
Commitments related to securities to be received (note 23)	24,185	7,852	26,867
Insurance company commitments	1,769	2,801	1,607

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Interest income	*13,851*	*14,069*	*27,174*
Interest expense	*(10,857)*	*(10,809)*	*(20,663)*
Net interest income (note 28)	2,994	3,260	6,511
Income on equities and other variable income instruments (note 31)	185	207	283
Commission income	*3,424*	*3,039*	*6,319*
Commission expense	*(1,115)*	*(968)*	*(2,026)*
Net commission income (note 32)	2,309	2,071	4,293
Net gains on trading account securities	2,477	2,518	4,407
Net gains on securities available for sale	278	69	190
Other banking income	*473*	*486*	*970*
Other banking expenses	*(477)*	*(425)*	*(880)*
Net other banking income	(4)	61	90
Underwriting result and net investment income of insurance companies (note 33)	881	764	1,658
Net income from other activities	254	214	503
Net banking income (note 38)	**9,374**	**9,164**	**17,935**
Operating expense:			
Salaries and employee benefits, including profit sharing (note 34)	(3,400)	(3,488)	(6,763)
Other administrative expenses	(1,874)	(1,908)	(3,764)
Total operating expense	(5,274)	(5,396)	(10,527)
Depreciation, amortisation and provisions on tangible and intangible assets	(376)	(337)	(758)
Gross operating income (note 38)	**3,724**	**3,431**	**6,650**
Net additions to provisions for credit risks and country risks (note 8)	(460)	(657)	(1,361)
Operating income (note 38)	**3,264**	**2,774**	**5,289**
Share of earnings of companies carried under the equity method (note 9)	104	39	131
Gains on long-term investments and changes in provisions (note 36)	604	344	912
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**3,972**	**3,157**	**6,332**
Net non-recurring expense (note 37)	(77)	(54)	(494)
Corporate income tax (note 39)	(944)	(898)	(1,481)
Amortisation of goodwill	(181)	(200)	(399)
Movements in the reserve for general banking risks	45		147
Minority interests	(200)	(141)	(344)
Net income	**2,615**	**1,864**	**3,761**
Basic earnings per share, in euros (1)	**3.08**	**2.15**	**4.31**
Diluted earnings per share, in euros (2)	**3.07**	**2.13**	**4.28**

(1) After the two-for-one share-split.

(2) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the year divided by the weighted average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of euros	6 months to 30 June 2004	12 months to 31 Dec. 2003	6 months to 30 June 2003
Long-term sources of funds			
Funds provided from shareholders' equity:			
From operations:			
Consolidated net income (group share and minority interests)	2,815	4,105	2,005
Depreciation and amortisation	376	758	337
Net additions to provisions	299	1,200	718
Share of earnings of companies carried under the equity method	(104)	(131)	(39)
Total funds provided from operations	**3,386**	**5,932**	**3,021**
Dividends paid		(1,541)	
Other changes in shareholders' equity:			
Group share	(1,487)	120	430
Minority interests	41	424	581
Decrease in reserve for general banking risks	(47)	(154)	(5)
Decrease in subordinated debt	(489)	(1,057)	(495)
Increase in shareholders' equity and other long-term capital	**1,404**	**3,724**	**3,532**
Funds provided from other sources:			
Increase in interbank items (liabilities)	68,033	13,349	19,494
Increase in customer deposits	22,135	15,052	15,830
Increase (decrease) in debt securities	12,894	(956)	(1,408)
Increase in technical reserves of insurance companies	4,318	5,282	2,670
Increase in other financial items	13,462	40,030	15,465
Increase in other sources of funds	**120,842**	**72,757**	**52,051**
Total increase in sources of funds	**122,246**	**76,481**	**55,583**
Uses:			
Increase in interbank items (assets)	37,614	11,790	22,736
Increase (decrease) in customer loans	24,070	(2,182)	(1,030)
Increase in securities	55,962	63,104	36,327
Increase in insurance company investments	4,155	5,121	2,218
Increase (decrease) in long-term investments	35	(2,478)	(5,062)
Increase in tangible and intangible assets	410	1,126	394
Total increase in uses of funds	**122,246**	**76,481**	**55,583**

NOTE 1 - ACCOUNTING POLICIES

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

PERIOD-ON-PERIOD COMPARISONS

In the first half of 2004, the BNP Paribas Group changed the method used to recognise in the profit and loss account revenues related to payouts made by venture capital funds in which the Group holds units. These amounts were previously deducted in full from the cost of the units in the funds held, whereas only the portion of payout revenues received corresponding to the repaid initial investment is now deducted from the cost of the units, with any realised gains paid out by the fund taken to the profit and loss account in accordance with standard industry practices. The units in the funds are still valued at the lower of historical cost thus amortised and the equity in the underlying revalued net assets which they represent. The impact of this change in the method used to record fund payouts resulted in the recognition of EUR 160 million in net gains on long-term investments in the first half of 2004, including EUR 112 million in revenues received in prior periods.

Application by the BNP Paribas Group of decree no. 2002-970 amending the French Insurance Code and *Comité de la Réglementation Comptable* standard CRC 2002-09 concerning the use and accounting treatment of forward financial instruments by insurance companies did not have a material impact on opening shareholders' equity at 1 January 2003 and does not affect period-on-period comparisons.

Standard CRC 2002-10 relating to the depreciation, amortisation and impairment of assets – amended by standard CRC 2003-07 of 12 December 2003 – contains measures concerning the date and conditions of the standard's first-time application, which is compulsory from 1 January 2005. The Group has not opted for early application and is not affected by the applicable transitional measures relating to provisions for major repairs. Moreover, as the Group has not identified any material expenses relating to major repairs based on multi-year programmes, this standard had no impact on the Group's opening shareholders' equity at 1 January 2003.

Standard CRC 2002-03 dealing with credit risks, the classification methods to be applied to doubtful and restructured loans, and loan restructurings at below market rates of interest, has been adopted as from 1 January 2003, based on the opinion issued by the *CNC-Comité d'Urgence* (no. 2003-G) on 18 December 2003, and the CNC's press release of 21 November 2003. For the BNP Paribas Group, the effect of applying this standard was a reduction in opening shareholders' equity at 1 January 2003 of EUR 33 million after tax, corresponding to the difference between the new interest rate on restructured loans classified as sound and the lower rate between the original rate of interest and the market rate prevailing on the restructuring date. The discounted interest differential will be recorded in net banking income along with the interest on the loans concerned. Application of the new standard led to the reclassification under irrecoverable loans of EUR 540 million worth of loans previously considered as giving rise to a country risk. The loans in question consist of restructured loans that are once again in default. The corresponding provisions, in the amount of EUR 273 million, which were previously included in provisions for country risks, were reclassified in 2003 under provisions for specific risks on doubtful loans (note 8).

This standard also introduced two sub-categories of loans: sound loans restructured not at market terms, which are included under sound loans, and irrecoverable loans which are included under doubtful loans.

The *CNC-Comité d'Urgence's* opinion dated 21 January 2004 provides guidelines on the accounting treatment of the consequences of certain provisions of the Pensions Reform Act (Act no. 2003-775 dated 21 August 2003). Under the new rules, employees can elect to retire before the age of 65 but cannot be required to do so by their employer. The statutory retirement bonus payable when they retire is subject to payroll taxes. Previously, retirement bonuses paid to employees who retired at their employer's request were exempt from payroll taxes. The actuarial assumptions used to calculate the related benefit obligation have been revised to take account of these changes, leading to an additional cost of EUR 229 million provided for in full in 2003, in accordance with Group policies (note 37).

PRINCIPLES AND BASIS OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of BNP Paribas SA and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill, or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Entities over which a Group company exercises *de facto* control, by virtue of contractual provisions or provisions of the entity's bylaws, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

De facto control is considered as being exercised when more than one of the following three criteria are met:

- The Group has decision-making powers, with or without management powers, over the routine operations or the assets of the entity, as evidenced in particular by the power to wind up the business, amend its articles of association or formally oppose any such amendments;
- The Group is entitled to all or the majority of the entity's economic benefits, whether distributed or appropriated to reserves, and has the right to sell one or several assets and to benefit from any assets remaining after the entity has been liquidated;
- The Group is exposed to the majority of the risks relating to the entity. This is the case if a Group company gives a guarantee to external investors, in order to substantially reduce those investors' risk.

In cases where the Group does not hold an interest in the capital, an entity is consolidated when two of the above three criteria are met. In accordance with standard CRC 2004-04, the first of these three criteria is critical to assessing whether *de facto* control is exercised over entities set up in connection with the sale of proprietary loan portfolios, including *fonds communs de créances* (securitization funds) governed by French law and foreign entities offering equivalent guarantees to those existing in France. Retaining the majority of risks and rewards related to sold loans is equivalent to presuming that a substantial portion of decision-making powers has been retained.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

CONSOLIDATION METHODS

- **Fully-consolidated Companies**

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format and which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary;
- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly;
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or provisions of the bylaws, provided that the Group company exercising the dominant influence is a shareholder or partner of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide on the utilisation of the subsidiary's assets, liabilities or off balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the bylaws, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated Companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders or partners which together determine the company's financial and operating policies.

Companies Accounted for by the Equity Method

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

NOTE 1 - ACCOUNTING POLICIES (cont'd)

Companies that are less than 20% owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids and provides technical assistance to support the company's development.

CONSOLIDATION PRINCIPLES

Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

- **Cost of Shares in Consolidated Companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case-by-case basis depending on the specific conditions relating to each acquisition.

Where there is an indication that the recoverable value of goodwill could be lower than its net carrying value, an impairment test is carried out in order to assess whether an impairment loss should be recorded. The impairment test may be based on several different methods, depending on the business concerned, including discounted future cash flows estimated using the company's medium-term business plan.

- **Valuation Adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

Valuation adjustments of assets and liabilities of companies accounted for under the equity method are included in "Investments in companies carried under the equity method".

Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany Balances and Transactions

Income and expenses on material intercompany transactions involving fully or proportionally consolidated companies or companies accounted for by the equity method are eliminated in consolidation. Intercompany balances within receivables, payables, commitments, income and expenses between fully or proportionally consolidated companies are also eliminated.

Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

NOTE 1 - ACCOUNTING POLICIES (cont'd)

Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the period-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the period and the period-end rate are recorded in shareholders' equity, under "Cumulative translation adjustment", net of minority interests. The same accounting treatment is applied to differences arising from the translation of capital made available to foreign branches. Differences arising from the translation of the results of foreign branches are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas Shares Held Within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index trading and arbitrage transactions are recorded under "Trading account securities" at their market price.

- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.

- Shares not acquired specifically for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of Insurance Companies

The specific accounting principles and valuation rules applicable to insurance companies are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

- **Insurance Company Investments**

The investments of insurance companies include admissible assets related to unit-linked business, as well as property investments and various other investments, including shares in related companies, related to life and other business. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the period-end.

Fixed or variable income marketable securities are stated at cost. Fixed income securities are valued and accounted for using the same method as debt securities held to maturity. However, when the market value of listed variable income securities permanently remains more than 20% below their net book value (30% for securities traded on volatile markets) for a period of over six months, an analysis is carried out to ascertain whether or not it is necessary to record a provision for permanent impairment in value. If such a provision is considered necessary, it is calculated based on the realisable value of the securities concerned. Realisable value is determined using a multi-criteria approach including the discounted future cash flows and net asset value methods, as well as analysis of ratios commonly used to assess future yields and exit opportunities. The valuation is performed separately for each line of securities, taking into account the planned holding period. Securities that are expected to be sold are written down to their probable realisable value, based on stock market prices.

- **Technical Reserves of Insurance Companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the period-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following period or periods) and outstanding claims reserves, which include reserves for claims handling costs.

In the individual statutory accounts of Group insurance companies, a capitalisation reserve is set up at the time of sale of amortisable securities, in order to defer part of the net realised gain and thus maintain the yield-to-maturity of the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified under "Policyholders' surplus".

Policyholders' surplus also includes the funds set aside to top up the return offered to holders of life insurance policies in future years, as necessary.

- **Underwriting Result and Net Investment Income of Insurance Companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment

NOTE 1 - ACCOUNTING POLICIES (cont'd)

OTHER SIGNIFICANT ACCOUNTING POLICIES

INTERBANK AND MONEY MARKET ITEMS, CUSTOMER ITEMS

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, customer accounts in debit and other loans.

Outstanding loans and confirmed credit facilities are classified into sound loans – including sound restructured loans – and doubtful loans. The same classification is performed for credit risks attached to forward financial instruments whose present value represents an asset for the Group.

Credit risks on outstanding loans and confirmed credit facilities are monitored using an internal rating system, based on two key parameters: the probability of default by the counterparty, expressed as a rating, and the overall recovery rate determined by reference to the type of transaction. There are 12 counterparty ratings, ten covering sound loans and two corresponding to doubtful loans and loans classified as irrecoverable.

Doubtful loans are defined as loans where the Bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalments are more than three months overdue (six months in the case of real estate loans and twelve months for loans to local governments), as well as loans for which legal collection procedures have been launched. When a loan is classified as doubtful, all other loans and commitments relating to the debtor are automatically assigned the same classification.

A provision is booked on these loans, for an amount corresponding to the portion of the outstanding principal that is not expected to be recovered plus unpaid interest. In all cases, the provision at least covers the total amount of accrued interest, unless the value of the guarantees held by the Bank covers the principal and all or part of the interest due. Guarantees include mortgages and pledges on assets, as well as credit derivatives acquired by the Bank as a protection against credit losses.

In the case of doubtful loans where the debtor has resumed making regular payments in accordance with the original repayment schedule, the loan is reclassified as sound. Doubtful loans that have been restructured are also reclassified as sound, provided that the restructuring terms are met. If a restructured loan reclassified as sound is not at market terms, it is recorded in a separate account at nominal value less a discount corresponding to the difference between the new interest rate and the lower rate between the original rate of interest and the market rate prevailing at the time of the restructuring. If any instalments on a restructured loan are not paid, whatever the terms of the restructuring, the loan is permanently reclassified as irrecoverable.

Small loans to private individuals in France which have been the subject of a "Neiertz Act" restructuring (loans to consumers who have accumulated unmanageable levels of debt) are reclassified as sound only when the account manager is satisfied that the client will be able to fulfil his or her repayment commitments until the entire loan has been repaid. No discount is applied to loans that are reclassified as sound, mainly by the specialised credit companies. However, a statistical provision is recorded, based on the estimated risk of losses. This provision is at least equal to the sum of the discounts that would have been deducted from the loans' carrying value.

Irrecoverable loans include loans to borrowers whose credit standing is such that after a reasonable time recorded in doubtful loans, no reclassification as sound loans is foreseeable, loans where an event of default has occurred, restructured loans where the borrower has once again defaulted and loans classified as doubtful for more than one year that are in default and are not secured by guarantees covering substantially all of the amount due.
Irrecoverable loans are written off when all legal and other avenues open to the Bank to secure payment of the amounts due have been exhausted.

Interbank and customer items are stated at their nominal value plus accrued interest. Discounts on restructured loans calculated as described above are deducted from the carrying value of the loan and amortised over the remaining life of the loan by the yield-to-maturity method.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, bad debts written off, recoveries on loans covered by provisions and discounts calculated on restructured loans are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on doubtful loans which are included in net banking income together with the interest accrual. Amortisation of discounts on restructured loans, calculated by the yield-to-

Accrued interest is recorded periodically on sound loans – including restructured loans – and on doubtful loans that are not classified as irrecoverable. Interest on doubtful loans classified as irrecoverable is recorded in the profit and loss account on a cash basis.

SECURITIES

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed income instruments (whether fixed- or floating-rate); and equities and other variable income instruments.

In application of standard CRC 2000-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Where a credit risk has occurred, fixed income securities held in the "available for sale" or "held to maturity" portfolio are classified as doubtful, based on the same criteria as those applied to doubtful loans and commitments.
Variable income securities may also be classified as doubtful if an issuer default risk has occurred. This is the case, in particular, where the issuer has filed for bankruptcy.

When securities exposed to counterparty risk are classified as doubtful and the related provision can be separately identified, the corresponding charge is included in "Provisions for credit risks and country risks".

- **Trading Account Securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities available for sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed income instruments are valued at the lower of cost (excluding accrued interest) and probable market value, which is generally determined on the basis of stock market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed income instruments".

The difference between cost and the redemption price of fixed income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost and probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

- **Equity Securities Available for Sale in the Medium-Term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. "Equity securities available for sale in the medium-term" include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost and fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average stock market price determined over an appropriately long period.

- **Debt Securities Held to Maturity**

Fixed income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis, in principle to maturity. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

- **Equity Securities Held for Long-Term Investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

"Equity securities held for long-term investment" are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

- **Non-Consolidated Undertakings and Other Participating interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends are posted to "Income on equities and other variable income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

- **Investments in Companies Carried under the Equity Method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under the equity method" and to consolidated reserves under "Retained earnings".

Valuation adjustments to these companies' assets and liabilities, recorded at the time of acquisition, are included in "Investments in companies carried under the equity method".

Goodwill arising on acquisition of companies carried under the equity method is recorded in "Goodwill".

FIXED ASSETS

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP Group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

NOTE 1 - ACCOUNTING POLICIES (cont'd)

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, are included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed five years.

Trade marks identified by the Group which have been acquired in a business combination are tested for impairment when there is an indication that they may be impaired.

INTERBANK AND MONEY-MARKET ITEMS AND CUSTOMER DEPOSITS

Amounts due to credit institutions are classified into demand accounts and time deposits and borrowings. Customer deposits are classified into regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

DEBT SECURITIES

Debt securities are classified into retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

COUNTRY RISK PROVISIONS

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and writebacks are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

PROVISIONS FOR UNFORSEEABLE INDUSTRY RISKS

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

RESERVE FOR GENERAL BANKING RISKS

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

PROVISIONS NOT SET UP IN CONNECTION WITH BANKING OR BANKING-RELATED TRANSACTIONS

The Group records provisions for clearly identified risks and charges, of uncertain timing or amount. In accordance with current regulations, these provisions which are not connected with banking or banking-related transactions may only be recorded if the Bank has an obligation to a third party at the period-end and no equivalent economic benefits are expected from that third party.

FORWARD FINANCIAL INSTRUMENTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Market Value of Financial Instruments**

Financial instruments are measured based on their market value when they are listed, or based on internal models where no organised market exists. The value determined by applying these models is adjusted to take into account inherent model and liquidity risks.

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the period-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

- **Forward Interest Rate Instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward Currency Instruments**

Currency options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward foreign exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the period. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity And Equity Index Derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite Instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Credit Risk Management Instruments**

Instruments intended to protect loan portfolios against counterparty risks are treated as guarantees received. Credit derivatives purchased and sold in connection with trading transactions and structured product sales are valued using internal models, based on market data where available. The revenue determined by applying these models is adjusted to take into account inherent model and liquidity risks.

CORPORATE INCOME TAX

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in non-consolidated undertakings which are taxed at the reduced rate applicable to long-term capital gains. Dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% and which are covered by the parent-subsidiary tax regime are non-taxable.

The French government imposed a 3% surtax on corporate income as from 2002, in addition to the 3.3% surtax levied on corporate income as of 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned.

A charge for corporate income tax is taken in the period in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. BNP Paribas Group companies recognise deferred taxes for all temporary differences between the book value of assets and liabilities and their tax basis according to the liability method. Recognition of deferred tax assets depends on the probability of recovery.

PROFIT SHARING

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the period in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

Provision is made for long-service awards, supplementary pension benefits and other awards payable to active and retired employees, except where employer contributions are in full discharge of any future liabilities, in which case the contributions are charged to the profit and loss account in the period of payment.

PENSION OBLIGATIONS TOWARDS RETIRED EMPLOYEES

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

In France, retired employees of the BNP Paribas Group's banking subsidiaries and affiliates are entitled to the following pension benefits starting 1 January 1994, pursuant to an industry-wide agreement on pensions signed in September 1993 between the *Association Française des Banques* and employee representatives:

- retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.

- retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The contributions paid by BNP Paribas to these schemes are recorded in expenses for the period.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans which are generally managed by independent organisations.

For defined benefit plans, the Group records provisions for benefit obligations where the present value of the obligation exceeds the market value of the plan assets. Benefit obligations are determined on an actuarial basis at each year end. The period-on-period increase or decrease in the net funded obligation, corresponding to actuarial differences arising from changes in demographic and financial assumptions or in estimated yields on plan assets, is recognised over the expected average remaining service lives of employees covered by the plans, net of an amount equal to a certain percentage of the discounted benefit obligation, set by convention at 10%. In the interest of prudence, the deferred portion of the actuarial difference is limited in all cases to an amount equivalent to that of the net change in the benefit obligation over the period.

For defined contribution plans, the Group records the contributions as an expense in the period they are paid.

OTHER EMPLOYEE BENEFITS

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses, healthcare costs and other benefits to its employees in France and in most of the countries in which the Group does business.

Each year, BNP Paribas estimates the net present value of these commitments and adjusts the related provision, applying the same method as for pension benefits.

RECOGNITION OF REVENUE AND EXPENSES

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

NOTE 1 - ACCOUNTING POLICIES (cont'd)

NET ADDITIONS TO PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

Net additions to provisions for credit risks and country risks include expenses arising from the identification of counterparty risks, including country risks, litigation and fraud inherent to banking operations conducted with third parties. Net movements in provisions for contingencies and charges that do not fall under the category of such risks are classified in the profit and loss account according to their type.

FOREIGN CURRENCY TRANSACTIONS

Foreign exchange positions are generally valued at the official period-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the period-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

NOTE 2 - SCOPE OF CONSOLIDATION

Changes in the scope of consolidation were as follows between 30 June 2003 and 30 June 2004:

Between 30 June 2003 and 31 December 2003

Newly-consolidated companies

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Acquisitions	Klépierre subsidiaries: Cinéma de l'esplanade (Belgium), Coimbra (Belgium), Holding Gondomar 1, Holding Gondomar 3, Klenor and Kletel (Portugal), Klepierre Athinon AE (Greece), Klépierre NEA Efkarpia (Greece), Klépierre Peribola Patras AE (Greece), SAS Marseille le Merlan, SNC KC20, Vinaza (Spain), Vignate (Italy).	Klépierre subsidiaries: Galiera Parque Nascente SA (Portugal), Gondobrico (Portugal)	-
Companies meeting the criteria for consolidation for the first time	BNP Paribas Arbitrage Issuance BV (Netherlands), BNP Paribas Assurance, BNP Paribas Emissions und Handelsgesellschaft (Germany), BNP Paribas RCC Incorporation (United States), BNP Paribas US Structured Medium Term LLC (United States), BNP Paribas ZAO (Russia), Eurocredito (Spain), FCC Domos 2003, Isis Factor SPA (Italy), SAS Prêts et Services, Singapore Emma Finance 1 SAS. Klépierre subsidiaries: Foncière de Louvain-la-Neuve (Belgium), SCI Tour Marcel Brot, Sogecaec (Portugal).		Cetelem Brasil

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Disposals	Klépierre subsidiary: SAS Center Villepinte	-	
Mergers	Banexi Communication, Opatra, Parfici, Paribas Santé and Société Générale Commerciale et Financière (merged with Société Centrale d'Investissement), BNP Private Bank & Trust Cie Bahamas Ltd. (merged with United European Bank Trust Nassau), Codexi (merged with Banexi Société Capital Risque), Paribas Santé International BV (merged with Paribas International BV), UFB Factoring Italia and UFB Italia SPA (merged with BNP Paribas Lease Group Holding SPA). Klépierre subsidiaries: SAS Klébureaux, SAS Daumesnil Reuilly and SAS Klécentres (merged with SA Klépierre). Cobepa subsidiary: Libenel BV (merged with Paribas International BV). Klépierre subsidiary: Belga Sept SA (Belgium).		Consors France (merged with Cortal Consors France, formerly Banque Cortal), Consors Discount Broker AG (merged with the German branch of Cortal Consors France, formerly Banque Cortal).
Companies no longer meeting the criteria for consolidation and discontinued operations		Axeria Assurance	-

Changes in consolidation method

	Fully consolidated companies previously accounted for by the equity method	Fully consolidated companies previously proportionally consolidated	Proportionally consolidated companies previously fully consolidated
Change in percent interest		BNP Paribas China Limited (formerly International Bank of Paris & Shangai)	Klépierre subsidiary: SAS Bègles d'Arcins
Compliance with Group standards	Sinvim	-	-

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

Between 31 December 2003 and 30 June 2004

Newly-consolidated companies

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Acquisitions	Arma Beheer BV (Netherlands), Arma Belgique, Arma Nederland, FG Ingenerie et Promotion Immobilière - FGIP (France). Klépierre subsidiary: CG Collegno (Italy).	Klépierre subsidiary: Effe Kappa SRL (Italy)	Atis Real International Group (France), BNP Paribas Partners for Innovation (France), Verner Investissements Group (France).
Companies meeting the criteria for consolidation for the first time	BNP Paribas El Djazair (Algeria), BNP Paribas Peregrine Group (France), Darnell Ltd (Ireland), GAM (France), Laffite Participation 2 (France), Norrsken Finance (France), Parifergie (France), SCI Rueil Caudron (France), Singapore Emma Finance 2 SAS (France), UCB Hypotheken (Netherlands), Utexam Ltd (Ireland). Crisps subsidiaries: European Hedged Equity Ltd (Cayman Islands), Global Guaranteed Equity Ltd (Cayman Islands), Global Protected Alternative Investments Ltd (Cayman Islands), Global Protected Equity Ltd (Cayman Islands).		

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Disposals		-	Axa Refinance (France), BNP Paribas Private Banking Japan.
Mergers	BNP Paribas Gestion Epargne Salariale (France) (merged with BNP Paribas Asset Management SAS), Evergo Finanzaria (Italy) (merged with BNP Paribas Lease Group SPA), Socappa (France) (merged with BNP Paribas Lease Group). Klépierre subsidiaries: Cinneo and Vignate (Italy) (merged with Novate SARL), Segecar (France) (merged with Ségécé).		
Companies no longer meeting the criteria for consolidation and discontinued operations	BNP Paribas Equities Group Australia Ltd, BNP Paribas Equities Hong Kong, BNP Paribas Equities Italia SIM SPA, BNP Paribas Guernsey Ltd, BNP Paribas Peregrine Investment Ltd (Hong Kong), BNP Paribas Peregrine Ltd (Malaysia), BNP Paribas Securities Australia Ltd, Filip Partnership (United Kingdom), Great Central Railway Land (United Kingdom), SA Leval 3 (France). Cardif subsidiaries: Cardif Seguros de Vida (Chile), Compania de Seguros de Vida (Argentina), European Reinsurance (United Kingdom). Klépierre subsidiaries: Belarcol (Belgium), Zobel Investment BV (Netherlands). Cobepa subsidiary: Libelux (Luxembourg).	Cobepa subsidiary: Bogerco (Belgium).	BNP Paribas Peregrine Futures Ltd (Hong Kong), Cetelem Capital Company Ltd (South Korea), Cortal Belgique. Cardif subsidiary: State Bank of India Life Insurance Company Ltd.

Changes in consolidation method

	Fully consolidated companies previously accounted for by the equity method	Fully consolidated companies previously proportionally consolidated	Companies consolidated by the equity method previously fully consolidated
Change in percent interest		Halifax Cetelem (United Kingdom).	Compagnie Belge de Participations Paribas - Cobepa. Cobepa subsidiaries: Amparzo (Netherlands), Cippar (Belgium), Cobepa Finance (Luxembourg), Compagnie de Participations Internationales NV (Netherlands), Compagnie de Participations Internationales SA (Luxembourg), Copabel SA (Belgium), Groupe Financier Liegeois (Belgium), Holnor (Netherlands), Ibel (Belgium), IIM (Netherlands), Ilmaco (Belgium), Mascagni (Belgium), Paribas Deelnemingen NV (Netherlands), Regio Invest Ontwik Maats.(Belgium), SA Mosane (Belgium), Société Financière et de Réalisation (Belgium), Tradexco SA (Belgium), Ulran (Luxembourg).
Compliance with Group standards	Cetelem Brasil, Cetelem Polska Expansion (Poland), PT BNP Paribas Peregrine (Indonesia).		

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Financial institutions	Group voting interest (%)	Group ownership interest (%)
IN France		
Credit institutions		
Antin Bail (1)	100.00%	100.00%
Banque de Bretagne (1)	100.00%	100.00%
Banque Financiere Cardif (1)	100.00%	100.00%
BNP Intercontinentale - BNPI (1)	100.00%	100.00%
BNP Paribas Emergis (1)	100.00%	100.00%
BNP Paribas Factor (1)	100.00%	100.00%
BNP Paribas Guadeloupe (1)	100.00%	100.00%
BNP Paribas Guyane (1)	100.00%	100.00%
BNP Paribas Lease Group (1)	99.96%	99.96%
BNP Paribas Martinique (1)	100.00%	100.00%
BNP Paribas Nouvelle-Calédonie	100.00%	100.00%
BNP Paribas Private Bank (1)	100.00%	100.00%
BNP Paribas Private Bank Monaco	100.00%	99.99%
BNP Paribas Réunion (1)	100.00%	100.00%
BNP Paribas Securities Services - BP2S (1)	100.00%	100.00%
Cetelem (1)	100.00%	100.00%
Claas Financial Services	90.00%	89.96%
CNH Capital Europe	50.10%	50.08%
Cofica Bail (1)	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce (1)	100.00%	100.00%
Cortal Consors France (1)	100.00%	100.00%
Crédial (1)	100.00%	100.00%
Crédit Moderne Antilles	100.00%	100.00%
Crédit Moderne Guyane	100.00%	100.00%
Crédit Moderne Océan Indien	97.81%	97.81%
Facet	90.00%	90.00%
Fidem	51.00%	51.00%
Finance et Gestion SA	70.00%	69.97%
Financière Marché Saint Honoré (1)	100.00%	100.00%
Loisirs Finance	51.00%	51.00%
Natiobail	95.33%	95.33%
Natiocrédibail	100.00%	99.96%
Natiocrédimurs (1)	100.00%	99.96%
Natioénergie	100.00%	99.96%
Norbail SNC (1)	100.00%	99.96%
Paribas Dérivés Garantis SNC (1)	100.00%	100.00%
Paricomi	100.00%	99.93%
Parifergie (1)	100.00%	100.00%
Parilease (1)	100.00%	100.00%
Same Deutz-Fahr Finance	99.97%	99.93%
SAS Prêts et Services	100.00%	99.93%
Services et Prêts immobiliers (1)	100.00%	99.93%
UCB (1)	99.93%	99.93%
UCB Bail (1)	100.00%	99.93%
UCB Entreprises (1)	100.00%	99.93%
UCB Locabail immobilier	100.00%	99.93%
Other financial institutions		
Arius Finance (1)	100.00%	99.99%
Arius SA (1)	100.00%	99.99%
Arval ECL SAS (1)	100.00%	99.99%
Arval PHH Holding SAS (1)	100.00%	99.99%
Arval Service Lease (1)	100.00%	99.99%
B*Capital (1)	100.00%	100.00%
Banexi Société de Capital-Risque Bancaire	99.99%	99.99%
BNP Paribas Arbitrage (1)	100.00%	100.00%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
BNP Paribas Asset Management (1)		100.00%	100.00%
BNP Paribas Asset Management Group (1)		100.00%	100.00%
BNP Paribas Développement		100.00%	100.00%
BNP Paribas Epargne Entreprise Gestion (1)		100.00%	100.00%
BNP Paribas Equities France (1)		99.96%	99.96%
BNP Paribas Equity Strategies France (1)		100.00%	100.00%
BNP Paribas Securities Services International Holding SA (1)		100.00%	100.00%
Capstar Partners SAS		86.67%	86.67%
Cardif Asset Management (1)		100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P		100.00%	100.00%
Conseil Investissement (1)		100.00%	100.00%
Cortal Fund Management (1)		100.00%	100.00%
Financière BNP Paribas (1)		100.00%	100.00%
Gestion et Location (1)		99.99%	99.99%
Jovacienne de Participations (1)		100.00%	100.00%
Norrsken Finance		51.00%	51.00%
SCAU (formerly Société de Courtage et d'Assurance Universel) (1)		100.00%	99.96%
Société de Renseignements Contentieux Développement - Soreco (1)		99.92%	99.92%
Societe Française Auxiliaire - S.F.A. (1)		100.00%	100.00%
Truck Management Artegy (1)		100.00%	99.99%
Other financial sector companies			
Aprolis Finance		51.00%	50.98%
Cofiparc (1)		100.00%	99.99%
FCC Domos 2003		100.00%	100.00%
Laffite participation 2		100.00%	100.00%
Nhg Guyomarc'h (1)		100.00%	100.00%
Singapore Emma Finance 1 SAS (1)		100.00%	100.00%
Singapore Emma Finance 2 SAS (1)		100.00%	100.00%
OUTSIDE France			
Credit institutions			
Europe			
Banca UCB SPA	Italy	100.00%	99.96%
Banco Cetelem Portugal	Portugal	100.00%	100.00%
Banco Cetelem SA	Spain	100.00%	100.00%
BNP Capital Finance Ltd	Ireland	100.00%	100.00%
BNP Factor	Portugal	100.00%	100.00%
BNP Paribas (Bulgaria) AD	Bulgaria	100.00%	100.00%
BNP Paribas Bank (Hungaria) RT	Hungary	100.00%	100.00%
BNP Paribas Bank (Polska) SA	Poland	100.00%	100.00%
BNP Paribas Bank NV	Netherlands	100.00%	100.00%
BNP Paribas Cyprus Ltd	Cyprus	100.00%	100.00%
BNP Paribas España SA	Spain	99.48%	99.48%
BNP Paribas Finance plc	United Kingdom	100.00%	100.00%
BNP Paribas Luxembourg SA	Luxembourg	100.00%	100.00%
BNP Paribas Net Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank Switzerland	Switzerland	100.00%	99.99%
BNP Paribas Suisse SA	Switzerland	99.99%	99.99%
BNP Paribas ZAO	Russia	100.00%	100.00%
Cetelem Bank GmbH	Germany	70.00%	70.00%
Cetelem Belgium	Belgium	100.00%	100.00%
Cetelem Benelux BV	Netherlands	100.00%	100.00%
Cetelem Polska Expansion SA	Poland	100.00%	100.00%
CNH Capital Europe Ltd	United Kingdom	100.00%	50.08%
Cortal Bank Luxembourg	Luxembourg	100.00%	100.00%
Isis Factor SPA	Italy	100.00%	100.00%
Magyar Cetelem	Hungary	100.00%	100.00%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Credit institutions (cont'd)			
Europe (cont'd)			
UCB Group Ltd	United Kingdom	100.00%	100.00%
UCB Hypotheken	Netherlands	100.00%	99.93%
Union de Creditos Immobiliarios - UCI (Group)	Spain	50.00%	49.97%
United European Bank Luxembourg	Luxembourg	100.00%	99.99%
United European Bank Switzerland	Switzerland	100.00%	99.99%
America			
Banco Cetelem Argentina	Argentina	60.00%	60.00%
BancWest Corporation (Group)	United States	100.00%	100.00%
BNP Andes	Peru	100.00%	100.00%
BNP Paribas Brasil SA	Brazil	100.00%	100.00%
BNP Paribas Canada	Canada	100.00%	100.00%
BNP Paribas Finance Incorporated	United States	100.00%	100.00%
BNP Paribas Leasing Corporation	United States	100.00%	100.00%
BNP Paribas North America Incorporated - PNA	United States	100.00%	100.00%
Cetelem Brasil	Brazil	100.00%	100.00%
Paribas North America	United States	100.00%	100.00%
Paribas Principal Incorporated	United States	100.00%	100.00%
United European Bank Nassau	Bahamas	100.00%	99.99%
Asia-Pacific			
BNP Paribas (China) Limited	People's Republic of China	100.00%	100.00%
BNP Paribas Peregrine Services Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine (Singapore) Ltd	Singapore	100.00%	100.00%
Cetelem Thailand	Thailand	100.00%	100.00%
PT Bank BNP Paribas Indonesia	Indonesia	100.00%	100.00%
PT BNP Paribas Peregrine	Indonesia	100.00%	100.00%
Africa			
Banque Internationale Commerce et Industrie Burkina Faso	Burkina Faso	51.00%	50.37%
Banque Internationale Commerce et Industrie Côte d'Ivoire	Ivory Coast	60.29%	60.08%
Banque Internationale Commerce et Industrie Gabon	Gabon	46.66%	46.66%
Banque Internationale Commerce et Industrie Sénégal	Senegal	54.11%	53.85%
Banque Malgache de l'Océan Indien	Madagascar	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie	Morocco	63.13%	63.13%
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	72.03%	45.47%
Banque Marocaine du Commerce et de l'Industrie Offshore	Morocco	100.00%	63.13%
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00%	51.00%
BNP Paribas El Djazair	Algeria	100.00%	100.00%
BNP Paribas Le Caire	Egypt	86.81%	86.81%
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00%	50.00%
Union Tunisienne de Leasing	Tunisia	53.86%	26.93%
Other financial institutions			
Europe			
All In One Allemagne	Germany	100.00%	99.96%
Arma Beheer BV	Netherlands	100.00%	99.99%
Arma Nederland	Netherlands	100.00%	99.99%
Arma Belgique	Belgium	100.00%	99.99%
Arval Belgium	Belgium	100.00%	99.99%
Arval Ltd	United Kingdom	100.00%	99.99%
Arval Luxembourg	Luxembourg	100.00%	99.99%
Arval Nederland	Netherlands	100.00%	99.99%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
Europe (cont'd)			
Arval PHH Deutschland GmbH	Germany	100.00%	99.99%
Arval PHH Holdings Ltd (Group)	United Kingdom	100.00%	99.99%
Arval PHH Holdings UK Ltd	United Kingdom	100.00%	99.99%
Arval Polska	Poland	100.00%	99.99%
Arval Portugal	Portugal	100.00%	99.99%
Arval Service Lease Espagne	Spain	99.98%	99.97%
Arval Service Lease Italia	Italy	100.00%	99.99%
BNP Ireland Ltd	Ireland	100.00%	100.00%
BNP Paribas Asset Management Luxembourg	Luxembourg	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	Italy	100.00%	100.00%
BNP Paribas Asset Management UK Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Capital Markets Group Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Commodity Futures Ltd	United Kingdom	100.00%	100.00%
BNP Paribas E & B Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Finanzaria SPA	Italy	100.00%	100.00%
BNP Paribas Fund Services	Luxembourg	100.00%	100.00%
BNP Paribas Fund Services Holdings	United Kingdom	100.00%	100.00%
BNP Paribas Fund Services Dublin Limited (formerly Cogent Investment Operations Ireland Limited)	Ireland	100.00%	100.00%
BNP Paribas Fund Services UK Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Lease Group PLC (Group)	United Kingdom	100.00%	99.96%
BNP Paribas Lease Group SA Belgium	Belgium	100.00%	99.96%
BNP Paribas Lease Group SA EFC	Spain	100.00%	99.96%
BNP Paribas Lease Group SPA	Italy	100.00%	99.96%
BNP Paribas Leasing GmbH	Germany	100.00%	99.96%
BNP Paribas Lease Group Holding SPA	Italy	100.00%	99.96%
BNP Paribas UK Holding Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Holdings Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Ltd	United Kingdom	100.00%	100.00%
Cetelem CR	Czech Republic	100.00%	100.00%
Compagnie Bancaire UK Fonds C	United Kingdom	100.00%	100.00%
Consors International Holding GmbH	Germany	100.00%	100.00%
Eurocredito	Spain	100.00%	100.00%
Fimestic Expansion SA	Spain	100.00%	100.00%
Halifax Cetelem Credit Ltd	United Kingdom	100.00%	100.00%
Leasing Handels und Service AG	Switzerland	100.00%	99.99%
Sifida	Luxembourg	90.42%	93.67%
Société Financière pour les pays d'Outre Mer – SFOM	Switzerland	100.00%	100.00%
America			
BNP Paribas Asset Management Incorporated – PNA	United States	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated	United States	100.00%	100.00%
BNP Paribas Capital Trust LLC 1	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 2	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 3	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 4	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 5	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 6	United States	100.00%	0.00%
BNP Paribas Capstar Partners Inc – PNA	United States	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated – PNA	United States	100.00%	100.00%
BNP Paribas Investment Services LLC	United States	100.00%	100.00%
BNP Paribas Securities Corporation – PNA	United States	100.00%	100.00%
BNP US Funding LLC	United States	100.00%	100.00%
Capstar Partners LLC	United States	84.45%	84.45%
Cooper Neff Advisors Incorporated	United States	100.00%	100.00%
Cooper Neff Group	United States	100.00%	100.00%
French American Banking Corporation - F.A.B.C – PNA	United States	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA	Brazil	100.00%	100.00%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
Asia – Pacific			
BNP Equities Asia Ltd	Malaysia	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Asia Equities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Finance (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Fund Services Australasia Pty Ltd. (formerly Cogent Investment Operations Pty Australia)	Australia	100.00%	100.00%
BNP Paribas Futures (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas New Zealand Ltd	New Zealand	100.00%	100.00%
BNP Paribas Pacific (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Peregrine Capital Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailand) Ltd	Thailand	100.00%	100.00%
BNP Paribas Peregrine Securities Korea Company Ltd	South Korea	100.00%	100.00%
BNP Paribas Peregrine Securities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Ltd	Singapore	100.00%	100.00%
BNP Paribas Securities Ltd	Hong Kong	100.00%	100.00%
Henaross Pty Ltd	Australia	100.00%	100.00%
PT BNP Lippo Utama Leasing	Indonesia	100.00%	100.00%
Other financial sector companies			
Bergues Finance Holding	Bahamas	100.00%	99.99%
BNP Paribas Arbitrage Issuance BV	Netherlands	100.00%	100.00%
BNP Paribas Emissions und Handelsgesellschaft GmbH	Germany	100.00%	100.00%
BNP Paribas Fixed Assets Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Treasury Ltd	United Kingdom	100.00%	100.00%
BNP Paribas US Medium Term Notes Program LLC	United States	100.00%	100.00%
BNP Paribas US Structured Medium Term LLC	United States	100.00%	100.00%
Claas Leasing GmbH	Germany	100.00%	89.96%
Crisps Ltd	Cayman Islands	100.00%	100.00%
Dealremote Ltd	United Kingdom	100.00%	100.00%
Epimetheus Investments Ltd	Cayman Islands	92.50%	92.50%
European Hedged Equity Ltd	Cayman Islands	95.00%	95.00%
Fidex PLC (formerly Fidex Holding Ltd)	United Kingdom	100.00%	0.00%
Forsete Investments SA	Luxembourg	100.00%	0.00%
Global Guaranteed Cliquet Investment	Cayman Islands	95.00%	0.00%
Global Guaranteed Equity Ltd	Cayman Islands	95.00%	95.00%
Global Hedged Equity Investment Ltd	Cayman Islands	95.00%	95.00%
Global Protected Alternative Investments Ltd	Cayman Islands	95.00%	95.00%
Global Protected Equity Ltd	Cayman Islands	95.00%	95.00%
Joconde SA	Luxembourg	100.00%	0.00%
Mexita Ltd No. 2	Cayman Islands	90.00%	90.00%
Mexita Ltd No. 3	Cayman Islands	90.00%	90.00%
Mexita Ltd No. 4	Cayman Islands	90.00%	90.00%
Mistral Investments SA	Luxembourg	100.00%	0.00%
Sirocco Investments SA	Luxembourg	100.00%	0.00%
Tender Option Bond Municipal Program SPV	United States	100.00%	100.00%
Utexam Ltd	Ireland	100.00%	100.00%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN France			
Real estate			
BNP Paribas Immobilier (1)		100.00%	100.00%
BNP Paribas Participations Finance Immobilier (1)		100.00%	100.00%
Holding Gondomar 1 (formerly SGM H1)		100.00%	53.30%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Other companies	Group voting interest (%)	Group ownership interest (%)
IN France		
Real estate (cont'd)		
Holding Gondomar 3 (formerly SGS H3)	100.00%	53.30%
Immobiliere des Bergues (1)	100.00%	100.00%
Klépierre Services	100.00%	46.77%
Meunier Promotion (Group) (1)	100.00%	100.00%
SA Klépierre	53.52%	53.30%
SAS 192 avenue Charles De Gaulle	100.00%	53.30%
SAS 21 Kléber	100.00%	53.30%
SAS 21 La Perouse	100.00%	53.30%
SAS 23 avenue de Marignan	100.00%	53.30%
SAS 43 Grenelle	100.00%	53.30%
SAS 43 Kléber	100.00%	53.30%
SAS 46 Notre-Dame des victoires	100.00%	53.30%
SAS 5 Turin	100.00%	53.30%
SAS Baudot Massy	100.00%	53.30%
SAS Brescia	100.00%	53.30%
SAS Candé	100.00%	53.30%
SAS Cecoville	100.00%	53.30%
SAS Centre Jaude Clermont	99.99%	53.30%
SAS Concorde Puteaux	100.00%	53.30%
SAS Doumer Caen	99.96%	53.28%
SAS Espace Dumont D'Urville	100.00%	53.30%
SAS Espace Kléber	100.00%	53.30%
SAS Flandre	100.00%	53.30%
SAS Issy Desmoulins	100.00%	53.30%
SAS Kleber Levallois	100.00%	53.30%
SAS Klecar Europe Sud	83.00%	44.24%
SAS Klecar Participations Italie	83.00%	44.24%
SAS Klefinances (1)	100.00%	100.00%
SAS Klégestion	100.00%	53.30%
SAS Klémurs	100.00%	53.30%
SAS Klépierre Conseil	100.00%	53.30%
SAS Klépierre Finance	100.00%	53.30%
SAS Klépierre Transactions	100.00%	53.30%
SAS Le Havre Capelet	100.00%	53.30%
SAS Le Havre Tourneville	100.00%	53.30%
SAS Leblanc Paris 15	100.00%	53.30%
SAS Louis David	100.00%	53.30%
SAS LP7	100.00%	53.30%
SAS Marseille le Merlan	100.00%	53.30%
SAS Melun Saint-Pères	99.98%	53.29%
SAS Odysseum Place de France	70.00%	37.31%
SAS Oise Cergy	100.00%	53.30%
SAS Opale	100.00%	53.30%
SAS Poitiers Aliénor	100.00%	53.30%
SAS Saint-André Pey berland	100.00%	53.30%
SAS Secmarne	61.67%	32.87%
SAS Ségécé	75.00%	39.98%
SAS Ségécé Loisirs Transactions	75.00%	39.98%
SAS Socoseine	93.75%	49.97%
SAS Strasbourg La Vigie	99.85%	53.22%
SAS Suffren Paris 15	100.00%	53.30%
SAS Tours Nationale	100.00%	53.30%
SC Centre Bourse	100.00%	53.30%
SC Solorec	80.00%	42.64%
SCI 8 Rue du Sentier	100.00%	53.30%
SCI Rueil Caudron	100.00%	99.98%
SCI Secovalde	40.00%	21.32%
SCI Chaptal Alun	100.00%	53.30%
SCI Tour Marcel Brot	100.00%	53.30%
Setic (1)	100.00%	100.00%
SNC CB Pierre	100.00%	53.30%
SNC Fonciere Saint Germain	100.00%	53.30%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Other companies	Group voting interest (%)	Group ownership interest (%)
IN France		
Real estate (cont'd)		
SNC Galae	87.25%	46.50%
SNC Général Leclerc 11-11bis Levallois	100.00%	53.30%
SNC Jardins des Princes	100.00%	53.30%
SNC KC1	83.00%	44.24%
SNC KC2	83.00%	44.24%
SNC KC3	83.00%	44.24%
SNC KC4	83.00%	44.24%
SNC KC5	83.00%	44.24%
SNC KC6	83.00%	44.24%
SNC KC7	83.00%	44.24%
SNC KC8	83.00%	44.24%
SNC KC9	83.00%	44.24%
SNC KC10	83.00%	44.24%
SNC KC11	83.00%	44.24%
SNC KC12	83.00%	44.24%
SNC KC20	83.00%	44.24%
SNC Kléber La Pérouse	100.00%	53.30%
SNC Klecar France	83.00%	44.24%
SNC Barjac Victor	100.00%	53.30%
SNC Maille Nord	100.00%	53.30%
SNC Soccendre	75.25%	40.11%
SNC Sodevac	100.00%	53.30%
Insurance		
BNP Paribas Assurance	100.00%	100.00%
Cardif RD (1)	100.00%	100.00%
Cardif SA (1)	100.00%	100.00%
Cardif Sté Vie (1)	100.00%	100.00%
GIE BNP Paribas Assurance (formerly GIE Helios)	75.90%	67.90%
Natiovie (1)	100.00%	100.00%
Other business units		
Antin Participation 4 (1)	100.00%	100.00%
Antin Participation 5 (1)	100.00%	100.00%
Antin Participation 7 (1)	95.77%	95.77%
Antin Participation 13	99.99%	95.75%
Antin Vendôme	96.77%	96.77%
Bincofi (1)	100.00%	100.00%
BNP Paribas BDDI Participations (1)	100.00%	100.00%
BNP Paribas Peregrine Group	100.00%	100.00%
BNP Paribas Stratégies Actions (1)	100.00%	100.00%
Capefi (1)	100.00%	100.00%
Catesienne de Participation (1)	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)	99.99%	99.99%
Compagnie d'Entreprise Industrielle et Commerciale (1)	99.20%	99.20%
Compagnie Immobilière de France (1)	100.00%	100.00%
F G Ingenerie et Promotion Immobilière	100.00%	100.00%
Foncière de la Compagnie Bancaire (1)	100.00%	100.00%
Groupement Auxiliaire de Moyens – GAM	100.00%	100.00%
Immobilier Marché Saint-Honoré (1)	100.00%	100.00%
Kle 65 (1)	100.00%	100.00%
Kle 66 (1)	100.00%	100.00%
Norbail Location (1)	100.00%	99.96%
Omnium Gestion Développement Immobilier (1)	100.00%	100.00%
Paribas International (1)	100.00%	100.00%
Quatch (1)	99.96%	99.96%
Sagal (1)	100.00%	100.00%
SAS 5 Kleber (1)	100.00%	100.00%
Sinvim (1)	100.00%	100.00%
Société Centrale d'Investissement (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2004

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

FULLY CONSOLIDATED COMPANIES

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE France			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00%	100.00%
Cardif Assicurazioni SPA	Italy	100.00%	100.00%
Cardif do Brasil Seguros	Brazil	100.00%	100.00%
Cardif Leven	Belgium	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Nederland Holding BV	Netherlands	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands	100.00%	100.00%
Compania de Seguros Generales	Chile	100.00%	100.00%
Cybele RE	Luxembourg	100.00%	100.00%
Darnell Limited	Ireland	100.00%	100.00%
Investlife SA	Luxembourg	100.00%	100.00%
Luxpar-Ré	Luxembourg	100.00%	100.00%
Pinnacle Insurance	United Kingdom	100.00%	97.53%
Pinnacle Insurance Holdings	United Kingdom	97.53%	97.53%
Pinnacle Insurance Management Services	United Kingdom	100.00%	97.53%
Real estate			
Arcol	Slovakia	100.00%	53.30%
Capucines BV	Netherlands	100.00%	53.30%
C G Collegno	Italy	100.00%	53.30%
Cinéma de l'Esplanade	Belgium	100.00%	53.30%
Coimbra	Belgium	100.00%	53.30%
Delcis Cr	Czech Republic	99.00%	52.77%
Ejesur	Spain	100.00%	100.00%
Foncière de Louvain-la-Neuve	Belgium	100.00%	53.30%
FMC	Czech Republic	56.25%	29.98%
I.C.D SPA	Italy	85.00%	45.31%
Immobiliare Magnolia	Italy	85.00%	45.31%
Klecar Foncier España	Spain	83.00%	44.24%
Klecar Foncier Iberica	Spain	83.00%	44.24%
Klecar Italia SPA	Italy	83.00%	44.24%
Klefin Italia SPA	Italy	100.00%	53.30%
Klelou SA	Portugal	100.00%	53.30%
Klénord Imobiliaria	Portugal	100.00%	53.30%
Klépierre Athinon AE	Greece	83.00%	44.24%
Klépierre NEA Efkarpia AE	Greece	83.00%	44.24%
Klépierre Peribola Patras AE	Greece	83.00%	44.24%
Klépierre Portugal SA SGPS	Portugal	100.00%	53.30%
Klepierre Vinaza	Spain	100.00%	53.30%
Klétel Immobiliaria	Portugal	100.00%	53.30%
KFM Makedonia	Greece	83.01%	44.24%
Novate SRL	Italy	85.00%	45.31%
Sogecaec	Portugal	75.00%	39.98%
Other business units			
BNP Paribas Capital Investments Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Fleet Holdings Ltd	United Kingdom	100.00%	99.99%
BNP Paribas International BV	Netherlands	100.00%	100.00%
BNP Paribas RCC Incorporation – PNA	United States	100.00%	100.00%
BNP Paribas Services	Switzerland	100.00%	99.99%
Cetelem America	Brazil	100.00%	100.00%
Claireville	Belgium	100.00%	100.00%
Cobema	Belgium	100.00%	100.00%
Cobepa Technology	Belgium	100.00%	100.00%
Compagnie Bancaire UK Fonds B	United Kingdom	100.00%	100.00%
Compagnie Financière Ottomane	Luxembourg	96.56%	96.56%
Gepeco	Belgium	100.00%	100.00%
Paribas Management Services Ltd	United Kingdom	100.00%	100.00%
Paribas Participation Limitee	Canada	100.00%	100.00%
Paribas Trust Luxembourg	Luxembourg	100.00%	100.00%
Parritaye Pty Ltd	Australia	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin	Luxembourg	99.99%	99.99%
Sagip	Belgium	100.00%	100.00%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

PROPORTIONALLY CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
OUTSIDE France			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00%	30.00%
Findomestic	Italy	50.00%	50.00%
Other financial institutions			
Europe			
BNP AK Dresdner Financial Kiralama	Turkey	29.99%	29.99%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN France			
Insurance			
Antarius		50.00%	50.00%
Natio Assurance		50.00%	50.00%
Real estate			
SAS Bègles Arcins		50.00%	26.65%
SAS Cecobil		50.00%	26.65%
SAS Soaval		50.00%	19.99%
SAS Espace Cordeliers		50.00%	26.65%
SAS Le Havre Lafayette		50.00%	26.65%
SAS Le Havre Vauban		50.00%	26.65%
SCI Antin Vendome		50.00%	26.65%
SCI du Bassin Nord		50.00%	26.65%
OUTSIDE France			
Insurance			
Centro Vita Assicurazioni SPA	Italy	49.00%	49.00%
Real estate			
Centros Shopping Gestion	Italy	50.00%	19.99%
Effe Kappa SRL	Italy	50.00%	26.65%
Galiera Parque Nascente SA (formerly Gondomar SGM)	Portugal	50.00%	26.65%
Gondobrico (formerly Gondomar SGS)	Portugal	50.00%	26.65%
IGC	Italy	40.00%	21.32%
PSG	Italy	50.00%	19.99%

COMPANIES CARRIED UNDER THE EQUITY METHOD

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN France			
Credit institutions			
Axa Crédit		35.00%	35.00%
Caisse d'Epargne Financement – CEFI		33.00%	33.00%
Cofinoga (Group)		44.00%	49.05%
Société Paiement PASS		40.01%	40.01%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

COMPANIES CARRIED UNDER THE EQUITY METHOD

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN France			
Other financial institutions			
Verner Investissements (Group)		36.40%	36.40%
Other financial sector companies			
C.I.G – Cofidis International Group		15.00%	15.00%
OUTSIDE France			
Credit institutions			
Europe			
Consors España	Spain	100.00%	100.00%
Fortis Crédit	Belgium	45.00%	45.00%
Servicios Financieros Carrefour EFC SA (formerly Fipryca)	Spain	40.00%	40.00%
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	37.30%	37.28%
America			
Carrefour Administration Cartos de Creditos – CCAC	Brazil	40.00%	40.00%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN France			
Real estate			
Atis Real International (Group)		49.98%	49.98%
Other			
BNP Paribas Partners for Innovation		50.00%	50.00%
Finaxa		12.65%	20.90%
Laser		9.01%	9.01%
OUTSIDE France			
Real estate			
Devimo Consult	Belgium	35.00%	13.99%
Other			
Compagnie Benelux de Participations – Cobepa	Belgium	25.00%	25.00%
Cobepa – Amparzo	Netherlands	25.00%	25.00%
Cobepa – Cippar	Belgium	25.00%	25.00%
Cobepa – Cobepa Finance	Luxembourg	25.00%	25.00%
Cobepa – Cobepa International	Netherlands	25.00%	25.00%
Cobepa – Compagnie de Participations Internationales NV	Netherlands	25.00%	25.00%
Cobepa – Compagnie de Participations Internationales SA	Luxembourg	25.00%	24.38%
Cobepa – Copabel SA	Belgium	25.00%	25.00%
Cobepa – Groupe Financier Liegeois	Belgium	25.00%	24.90%

NOTE 2 - SCOPE OF CONSOLIDATION (cont'd)

COMPANIES CARRIED UNDER THE EQUITY METHOD

Other companies		Group voting interest (%)	Group ownership interest (%)
OUTSIDE France			
<u>**Other (cont'd)**</u>			
Cobepa – Holnor	Netherlands	25.00%	25.00%
Cobepa – Ibel	Belgium	25.00%	25.00%
Cobepa - I.I.M	Netherlands	25.00%	25.00%
Cobepa – Ilmaco	Belgium	25.00%	25.00%
Cobepa – Mascagni	Belgium	25.00%	25.00%
Cobepa - Paribas Deelnemingen NV	Netherlands	25.00%	25.00%
Cobepa - Regio Invest Ontwik Maats	Belgium	25.00%	25.00%
Cobepa - SA Mosane	Belgium	25.00%	25.00%
Cobepa - Sté Financière et de Réalisation	Belgium	25.00%	25.00%
Cobepa - Tradexco SA	Belgium	25.00%	25.00%
Cobepa – Ulran	Luxembourg	25.00%	25.00%
Fischer Francis Trees and Watts	United States	24.90%	71.54%

NOTE 3 - INTERBANK AND MONEY MARKET ITEMS

In millions of euros	30 June 2004			31 Dec. 2003	30 June 2003
	Gross	(Provisions)	Net	Net	Net
Cash and amounts due from central banks and post office banks	**13,443**		**13,443**	**5,287**	**8,544**
Treasury bills and money market instruments (note 5)	**133,957**	**(174)**	**133,783**	**106,671**	**94,821**
Due from credit institutions					
Demand accounts	8,113	(7)	8,106	7,062	7,630
Term loans and time deposits (a)	22,908	(156)	22,752	22,322	19,490
Repurchase agreements:					
Securities received under resale agreements	159,813	-	159,813	131,137	141,691
Bills purchased outright or under resale agreements	1,101	-	1,101	1,817	1,573
Total securities and bills purchased outright or under resale agreements	160,914	-	160,914	132,954	143,264
Subordinated loans	647	-	647	612	204
Total due from credit institutions	**192,582**	**(163)**	**192,419**	**162,950**	**170,588**
Total interbank and money market items	**339,982**	**(337)**	**339,645**	**274,908**	**273,953**
Including accrued interest			*1,640*	*1,538*	*1,714*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (note 8).

NOTE 4 - CUSTOMER ITEMS

In millions of euros	30 June 2004			31 Dec. 2003	30 June 2003
	Gross	(Provisions)	Net	Net	Net
Due from customers					
Commercial and industrial loans	10,348	(29)	10,319	10,041	10,530
Overdrafts	14,490	-	14,490	12,822	13,376
Other credits					
– short-term loans	51,036		51,036	44,145	45,386
– mortgage loans	51,709		51,709	46,739	42,330
– investment loans	23,108		23,108	22,031	22,194
– export loans	5,893	(951)	4,942	4,531	4,910
– other customer loans	37,818	(1)	37,817	36,384	41,303
Total other credits	169,564	(952)	168,612	153,830	156,123
Doubtful customer loans	11,895	(7,943)	3,952	4,250	4,219
Accrued interest	1,298	-	1,298	1,217	1,259
Securities and bills purchased outright or under resale agreements	25,979	-	25,979	19,319	18,018
Subordinated loans [(a)]	182	(8)	174	132	81
Total due from customers [(b)]	**233,756**	**(8,932)**	**224,824**	**201,611**	**203,606**
Leasing receivables	**21,260**	**(447)**	**20,813**	**20,362**	**20,180**
Total customer items	**255,016**	**(9,379)** [(c)]	**245,637**	**221,973**	**223,786**
Including accrued interest			*1,548*	*1,494*	*1,530*

(a) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 87 million at 30 June 2004 (EUR 59 million at 31 December 2003 and EUR 62 million at 30 June 2003).

(b) Loans qualifying for refinancing by Banque de France amounted to EUR 7,922 million at 30 June 2004 (EUR 7,879 million at 31 December 2003 and EUR 7,521 million at 30 June 2003).

(c) Including EUR 1,002 million in general provisions for country risks.

NOTE 5 - TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

In millions of euros	30 June 2004				31 Dec. 2003		30 June 2003	
	Gross value	(Provisions)	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	96,563		96,563	96,563	73,822	73,822	64,004	64,004
Bonds and other fixed income instruments	40,025		40,025	40,025	34,217	34,217	28,574	28,574
Equities and other variable income instruments	72,301		72,301	72,301	50,442	50,442	40,012	40,012
Own shares held within the Group	191		191	191	80	80	130	130
Total trading account securities	**209,080**		**209,080**	**209,080**	**158,561**	**158,561**	**132,720**	**132,720**
Including unlisted equities and bonds	*13,838*		*13,838*	*13,838*	*7,968*	*7,968*	*7,311*	*7,311*
Securities available for sale:								
Treasury bills and money market instruments	11,291	(136)	11,155	11,374	8,045	8,403	9,699	10,219
Bonds and other fixed income instruments	17,007	(508)	16,499	16,852	14,672	14,957	12,220	12,895
Equities, other variable income instruments and equity securities available for sale in the medium-term	2,731	(211)	2,520	2,603	1,984	2,101	1,186	1,291
Total securities available for sale	**31,029**	**(855)**	**30,174**	**30,829**	**24,701**	**25,461**	**23,105**	**24,405**
Including unlisted equities and bonds	*2,723*	*(23)*	*2,700*	*2,723*	*2,669*	*2,724*	*1,427*	*1,455*
Debt securities held to maturity								
Treasury bills and money market instruments	26,103	(38)	26,065	25,925	24,804	24,889	21,118	21,491
Bonds and other fixed income instruments	5,600	(8)	5,592	5,757	6,116	6,643	6,790	7,391
Total debt securities held to maturity	**31,703**	**(46)**	**31,657**	**31,682**	**30,920**	**31,532**	**27,908**	**28,882**
Including unlisted bonds	*335*		*335*	*335*	*359*	*369*	*358*	*364*
Total trading account securities, securities available for sale and debt securities held to maturity (a):	**271,812**	**(901)**	**270,911**	**271,591**	**214,182**	**215,554**	**183,733**	**186,007**
Including								
Treasury bills and money market instruments	133,957	(174)	133,783	133,862	106,671	107,114	94,821	95,714
Bonds and other fixed income instruments	62,632	(516)	62,116	62,634	55,005	55,817	47,584	48,860
Including unlisted bonds	*3,744*	*(14)*	*3,730*	*3,751*	*3,392*	*3,422*	*2,997*	*3,024*
Equities and other variable income instruments	75,223	(211)	75,012	75,095	52,506	52,623	41,328	41,433
Including unlisted equities	*13,152*	*(9)*	*13,143*	*13,145*	*7,604*	*7,639*	*6,099*	*6,106*

(a) Mutual fund shares held by the BNP Paribas Group amounted to EUR 16,965 million at 30 June 2004 (EUR 12,081 million at 31 December 2003 and EUR 7,196 million at 30 June 2003). This amount includes EUR 16,522 million in growth funds, of which EUR 1,073 million incorporated in France (EUR 11,777 million at 31 December 2003, of which EUR 565 million incorporated in France and EUR 6,502 million at 30 June 2003 of which EUR 250 million incorporated in France).

NOTE 5 - TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY (cont'd)

The table below shows the reclassification of securities among the various portfolios over the past two years:

Former classification	New classification	Amount transferred (in millions of euros)		
		6 months to 30 June 2004	12 months to 31 Dec. 2003	6 months to 30 June 2003
Trading account securities	Securities available for sale	1,372	830	780
Securities available for sale	Debt securities held to maturity	-	5	5
Debt securities held to maturity	Securities available for sale	-	628	593

The above amounts do not include arms' length transactions between two Group companies pursuing different management objectives (including purchases of debt securities held to maturity from trading portfolio managers).

Net premiums on debt securities held to maturity, reflecting an acquisition price higher than the redemption price, amounted to EUR 125 million at 30 June 2004 (versus net premiums of EUR 71 million at 31 December 2003 and net discounts of EUR 243 million at 30 June 2003). These premiums and discounts are amortised over the remaining life of the securities.

Net premiums on securities available for sale, reflecting an acquisition price higher than the redemption price, amounted to EUR 193 million at 30 June 2004 (versus net premiums of EUR 49 million at 31 December 2003 and net discounts of EUR 105 million at 30 June 2003).

Receivables corresponding to securities lent amounted to EUR 16,144 million at 30 June 2004 (EUR 11,065 million at 31 December 2003 and EUR 8,474 million at 30 June 2003).

Accrued interest on fixed income securities was EUR 596 million at 30 June 2004 (EUR 601 million at 31 December 2003 and EUR 521 million at 30 June 2003).

One of the Group subsidiaries engaged in trading and arbitraging on stock market indexes held 3,778,190 BNP Paribas SA shares at 30 June 2004, under trading account securities (note 22).

NOTE 6 - INSURANCE COMPANY INVESTMENTS

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Real estate	1,169	1,103	1,141
Equities, mutual funds and other variable income instruments	4,013	2,944	3,122
Bonds and other fixed income instruments	34,367	33,153	31,456
Admissible assets related to unit-linked business	23,917	22,530	21,288
Reinsures' share of technical reserves	1,025	1,030	1,079
Other	998	648	619
Accrued interest	941	867	667
Insurance company investments	**66,430**	**62,275**	**59,372**

NOTE 7 - INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

In millions of euros	30 June 2004			31 Dec. 2003		30 June 2003	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities	2,192	1,837	2,271	2,405	2,908	2,561	3,152
Listed securities	2,081	1,912	2,993	2,207	3,339	2,456	3,253
Total equity securities held for long-term investment	**4,273**	**3,749**	**5,264**	**4,612**	**6,247**	**5,017**	**6,405**
Investments in non-consolidated undertakings and other participating interests (a):							
Investments in non-consolidated undertakings	1,838	1,383	1,468	842	947	1,021	1,149
Other participating interests							
Unlisted securities	982	819	985	730	808	931	1,180
Listed securities	466	330	744	588	1,097	610	742
Total other participating interests	1,448	1,149	1,729	1,318	1,905	1,541	1,922
Total investments in non-consolidated undertakings and other participating interests	**3,286**	**2,532**	**3,197**	**2,160**	**2,852**	**2,562**	**3,071**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**7,559**	**6,281**	**8,461**	**6,772**	**9,099**	**7,579**	**9,476**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is principally determined based on the value of the BNP Paribas Group's equity in the underlying net assets. Where necessary, the valuation is based on revalued net assets.

Investments in non-consolidated credit institutions amounted to EUR 150 million at 30 June 2004 (EUR 144 million at 31 December 2003 and EUR 170 million at 30 June 2003). Participating interests in credit institutions amounted to EUR 499 million at 30 June 2004 (EUR 467 million at 31 December 2003 and EUR 454 million at 30 June 2003).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to period-end market prices for listed securities, amounted to EUR 2,180 million at 30 June 2004 (EUR 2,327 million at 31 December 2003 and EUR 1,897 million at 30 June 2003).

NOTE 7 - INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT (cont'd)

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	% interest	Head Office	Consolidated shareholders' equity in 2003 (a)	2003 consolidated net income (loss)	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital					
Total	0.21	La Défense	30,406	7,025	164
Véolia Environnement	2.00	Paris	3,575	(2,055)	158
Shinhan Financial Group	4.60	Seoul (South Korea)	3,676	277	143
Schneider Electric	2.03	Boulogne Billancourt	7,659	433	127
Axa	0.43	Paris	23,401	1,005	115
Peugeot	1.53	Paris	11,864	1,497	114
Sagem	3.95	Paris	1,178	120	106
Interests representing between 5% and 10% of the investee's share capital					
Bouygues Telecom	6.41	Issy Les Moulineaux	1,553	198	171
Cassa Di Risparmio Di Firenze	6.99	Florence (Italy)	958	95	118
Interests representing more than 10% of the investee's share capital					
Pargesa Holding	14.58	Geneva (Switzerland)	3,895	136	365
Erbe SA	47.01	Gerpinnes (Belgium)	672 (b)	25 (b)	335
Tyler Trading Inc	19.03	Willmington (USA)	1,705	43	328
ABN Amro Advisory Inc	19.35	Chicago (USA)	1,283	42	246
Crédit Logement	34.94	Paris	1,231	49	207
Eiffage	19.16	Issy Les Moulineaux	1,012	140	107
Interest in an investment fund					
PAI Europe III	13.57	Paris	NA	NA	136
PAI LBO Fund	64.30	Paris	NA	NA	130

(a) According to French accounting standards, including net income/(loss)
(b) 2002 amounts

NOTE 8 - PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
At 1 January	**11,705**	**13,029**	**13,029**
Net additions during the period	473	1,379	691
Write-offs during the period covered by provisions	(724)	(1,724)	(769)
Translation adjustments and other changes	131	(979)	(630)
At period-end	**11,585**	**11,705**	**12,321**
Breakdown of provisions:			
– Provisions deducted from assets:			
• On interbank items (a)	163	256	371
• On customer items (note 4)	9,379	9,506	9,877
• On securities (a)	742	746	954
Total provisions deducted from assets	10,284	10,508	11,202
Including provisions for country risks	*1,441*	*1,481*	*1,914*
– Provisions recorded under liabilities (note 19):			
• To cover off balance sheet commitments	536	505	522
• To cover credit risks	765	692	597
Total provisions recorded under liabilities	1,301	1,197	1,119
Including provisions for country risks	*332*	*314*	*298*
Total provisions for credit risks and country risks	**11,585**	**11,705**	**12,321**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 3) exposed to country risk. Provisions on securities shown in the above table primarily cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off balance sheet commitments, provisions for claims and litigation, and provisions for risks that are probable in light of current or past events but the amount and timing of which cannot be reliably determined.

Provisions covering principal and interest on sovereign loans amounted to EUR 1,773 million at 30 June 2004 (EUR 1,795 million at 31 December 2003 and EUR 2,212 million at 30 June 2003).

NOTE 8 - PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS (cont'd)

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Additions to provisions for credit risks and country risks:			
• Customer and interbank items	850	2,278	1,098
• Off balance sheet commitments	40	51	35
• Securities	15	214	49
• Other credit risks	129	367	171
Total additions to provisions for credit risks and country risks	**1,034**	**2,910**	**1,353**
Recoveries of provisions for credit risks and country risks:			
• Customer and interbank items	(443)	(1,137)	(546)
• Off balance sheet commitments	(34)	(38)	(69)
• Securities	(26)	(226)	(43)
• Other credit risks	(58)	(130)	(4)
Total recoveries of provisions for credit risks and country risks	**(561)**	**(1,531)**	**(662)**
Net additions to provisions for credit risks and country risks	**473**	**1,379**	**691**
Write-offs not covered by provisions	63	187	78
Recoveries of amounts written off	(52)	(104)	(53)
Elimination of net addition to provisions for interest in arrears recorded under net banking income	(24)	(101)	(59)
Net charge for the period for credit risks and country risks	**460**	**1,361**	**657**
Including:			
• Net charge to provisions for specific credit risks	501	1,727	727
• Net recovery of provisions for country risks	(41)	(366)	(70)

As mentioned in note 1 concerning Accounting Policies, in 2003 EUR 273 million of provisions for country risks were reclassified under provisions for specific risks.

NOTE 9 - INVESTMENTS IN COMPANIES CARRIED UNDER THE EQUITY METHOD

In millions of euros	Total investments in companies carried under the equity method			Net book value of the investments in the individual accounts of Group companies
	Equity in net assets (based on voting interest)	Equity in first-half 2004 net income/(loss) (based on voting interest)	Total	
Financial institutions :				
Credit institutions	*541*	*45*	*586*	*424*
Cofinoga	240	23	263	130
Société de paiement pass	89	10	99	36
C.I.G. (and Cofidis Belgium and Spain)	51	8	59	13
Servicios Financieros Carrefour EFC SA	52	4	56	87
Verner Investissements (Exane)	83	(1)	82	130
Other	26	1	27	28
Other financial institutions	*78*	*9*	*87*	*78*
Centro Leasing Spa	52	3	55	42
CCAC Brazil	26	6	32	36
Total financial institutions	**619**	**54**	**673**	**502**
Other companies:				
Laser	32	3	35	54
Finaxa	802	40	842	437
Fischer Francis Trees and Watts	8	1	9	75
Cobepa	83	3	86	100
Atis Real International	(1)	1	-	125
Other	20	2	22	1
Total other companies	**944**	**50**	**994**	**792**
Total investments in companies carried under the equity method	**1,563**	**104**	**1,667**	**1,294**

- LONG-TERM INVESTMENTS

ns of euros	Cost at 1 January 2004	Acquisitions	Redemptions and disposals	Transfers and other movements (a)	Cost at 30 June 2004	Provisions at 1 January 2004	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions at 30 June 2004	Net book value at 30 June 2004	Net book value at 31 Dec. 2003
ities held to maturity (note 5)	30,965	24,855	(24,575)	458	31,703	(45)			(1)	(46)	31,657	30,920
s in non-consolidated gs and other participating ote 7)	2,912	100	(297)	571	3,286	(752)	(29)	91	(64)	(754)	2,532	2,160
curities held for long-term (note 7)	5,358	182	(709)	(558)	4,273	(746)	(44)	178	88	(524)	3,749	4,612
s in companies carried under method (note 9)	1,631			36	1,667						1,667	1,631
-term investments	**40,866**	**25,137**	**(25,581)**	**507**	**40,929**	**(1,543)**	**(73)**	**269**	**23**	**(1,324)**	**39,605**	**39,323**

g translation adjustment of EUR 400 million.

NOTE 11 - TANGIBLE AND INTANGIBLE ASSETS

In millions of euros	30 June 2004			31 Dec. 2003	30 June 2003
	Gross	Depreciation amortisation and provisions	Net	Net	Net
Intangible assets					
- Computer software	1,841	(1,102)	739	698	766
- Other intangible assets	1,010	(213)	797	789	703
Total intangible assets	2,851	(1,315)	1 536	1,487	1,469
Tangible assets:					
- Land and buildings	3,318	(1,194)	2,124	2,123	2,143
- Rental properties (land and buildings)	4,003	(603)	3,400	3,397	3,082
- Equipment, furniture and fixtures	4,157	(2,638)	1,519	1,600	1,586
- Other fixed assets	463		463	401	417
Total tangible assets	11,941	(4,435)	7,506	7,521	7,228
Total tangible and intangible assets	**14,792**	**(5,750)**	**9,042**	**9,008**	**8,697**

Intangible assets

Other intangible assets include lease rights, goodwill and trade marks acquired by the Group, including the Consors trade mark acquired in 2002.

Operating assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 22). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include a EUR 75 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Non-operating assets

At 30 June 2004, non-operating land and buildings, including assets leased under operating leases, amounted to EUR 3,434 million (EUR 3,454 million at 31 December 2003 and EUR 3,142 million at 30 June 2003). The total includes shopping centres acquired for rental.

Depreciation, amortisation and provisions

The charge for depreciation, amortisation and provisions recorded in the six-month period ended 30 June 2004 amounted to EUR 376 million (EUR 758 million in the year ended 31 December 2003 and EUR 337 million in the six-month period ended 30 June 2003)

NOTE 12 - GOODWILL

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Net amount at 1 January	**5,578**	**6,547**	**6,547**
Goodwill on acquisitions made during the period	308	50	41
Translation adjustment	110	(559)	(314)
Amortisation for the period	(197)	(417)	(206)
Exceptional amortisation of goodwill	(44)	(43)	(40)
Unamortised goodwill at period-end	**5,755**	**5,578**	**6,028**

Net amortisation of goodwill totalled EUR 181 million for the six-month period ended 30 June 2004 after deducting EUR 16 million in amortisation of badwill (EUR 399 million for the year ended 31 December 2003 after deducting EUR 18 million in amortisation of badwill, and EUR 203 million for the six months ended 30 June 2003 after deducting EUR 3 million in amortisation of badwill). Exceptional amortisation of goodwill on investments sold includes EUR 20 million (EUR 43 million for the year ended 31 December 2003 and EUR 40 million for the six months ended 30 June 2003) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. An additional EUR 24 million in amortisation was recorded following the sale to a non-consolidated entity of 75% of Cobepa. The exceptional amortisation was deducted from "gains on long-term investments and changes in provisions".

Badwill amounted to EUR 21 million at 30 June 2004 (EUR 18 million at 31 December 2003 and EUR 20 million at 30 June 2003), including EUR 14 million concerning Finaxa.

Goodwill relating to the first half of 2004 primarily concerns the purchase of shares in Atis Real International, Verner Investissements (Exane), and Arma Beheer BV.

NOTE 13 - ACCRUED INCOME AND OTHER ASSETS

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Accrued income and other adjustment accounts			
Valuation adjustment accounts [(a)]	12,907	13,853	19,148
Accrued income	4,877	5,419	5,697
Collection accounts	2,116	2,845	2,523
Other adjustment accounts [(b)]	6,213	6,707	7,104
Total accrued income and other adjustment accounts	26,113	28,824	34,472
Other assets			
Premiums on purchased options	32,492	42,185	38,652
Settlement accounts related to securities transactions	6,760	5,067	7,262
Investments in Codevi "industrial development" securities	3,716	3,716	3,715
Deferred tax assets	1,182	853	714
Other insurance company assets	1,439	1,142	1,030
Other	20,082	11,633	13,190
Total other assets	65,671	64,596	64,563
Total accrued income and other assets	**91,784**	**93,420**	**99,035**

(a) Mark-to-market gains on foreign exchange instruments and forward instruments.
(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.

NOTE 14 - INTERBANK ITEMS AND MONEY MARKET SECURITIES

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Interbank and money market items			
Demand accounts	5,623	5,027	7,368
Time deposits and borrowings	82,946	61,740	51,531
Securities and bills sold outright or under repurchase agreements:			
• Securities given under repurchase agreements	169,096	122,258	136,839
• Bills sold outright or under repurchase agreements	1,622	2,229	1,661
Total securities and bills sold outright or under repurchase agreements	170,718	124,487	138,500
Total interbank and money market items	**259,287**	**191,254**	**197,399**
Debt securities issued to credit institutions			
Interbank market securities	1,109	1,025	931
Total interbank items and money market securities	**260,396**	**192,279**	**198,330**
Including accrued interest	*1,888*	*1,785*	*1,824*

Interbank demand deposits amounted to EUR 5,031 million at 30 June 2004 (EUR 4,906 million at 31 December 2003 and EUR 6,927 million at 30 June 2003).

NOTE 15 - CUSTOMER DEPOSITS, RETAIL CERTIFICATES OF DEPOSIT AND NEGOTIABLE CERTIFICATES OF DEPOSIT

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Customer deposits:			
Demand accounts	81,091	69,464	67,276
Time accounts	74,252	68,899	72,993
Regulated savings accounts	38,258	36,622	34,901
Repurchase agreements:			
Securities given under repurchase agreements	39,124	35,475	35,360
Bills sold outright or under repurchase agreements	31	161	869
Total securities and bills sold outright or under repurchase agreements	39,155	35,636	36,229
Total customer deposits	**232,756**	**210,621**	**211,399**
Bonds and negotiable short-term debt instruments:			
Negotiable certificates of deposit	77,805	67,014	65,363
Retail certificates of deposit	5,945	4,933	5,848
Total bonds and negotiable short-term debt instruments	**83,750**	**71,947**	**71,211**
Total customer deposits, negotiable certificates of deposit and retail certificates of deposit	**316,506**	**282,568**	**282,610**
Including accrued interest	*1,205*	*648*	*1,467*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 19,512 million at 30 June 2004 (EUR 18,272 million at 31 December 2003 and EUR 17,080 million at 30 June 2003). Other customer demand deposits amounted to EUR 93,426 million at 30 June 2004 (EUR 76,701 million at 31 December 2003 and EUR 76,912 million at 30 June 2003).

NOTE 16 - BOND ISSUES

At 30 June 2004, the following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency In millions of euros			Maturity						
	Average interest rate	Balance outstanding at 30 June 2004	In less than 1 year	In 1 to 2 years	In 2 to 3 years	In 3 to 4 years	In 4 to 5 years	In 5 to 10 years	In more than 10 years
Euro zone issues	Variable	3,386	586	623	570	221	600	30	756
	5.98%	7,956	1,196	693	1,702	713	915	2,257	480
US dollar issues	Variable								
	4.34%	488							488
Issues in other currencies	Variable	43			30		13		
	5.67%	100	7	5	52	36			
Total bonds issued		11,973	1,789	1,321	2,354	970	1,528	2,287	1,724
BNP Paribas Group bonds held by consolidated companies		(1,502)							
Total BNP Paribas Group bonds outstanding		10,471							
Accrued interest		314							
Total bond issues		10,785							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price, amounted to EUR 237 million at 30 June 2004 (EUR 163 million at 31 December 2003 and EUR 144 million at 30 June 2003).

NOTE 17 - TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Life technical reserves	38,498	35,910	34,765
Technical reserves – unit-linked business	24,023	22,554	21,666
Non-life technical reserves	1,868	1,694	1,488
Policyholders' surplus	1,167	1,139	1,105
Accrued interest	570	511	172
Total technical reserves	**66,126**	**61,808**	**59,196**

Policyholders' surplus primarily includes the funds set aside to top up the return offered to holders of life insurance policies if necessary in future years (EUR 637 million at 30 June 2004, EUR 615 million at 31 December 2003 and EUR 585 million at 30 June 2003).

NOTE 18 - ACCRUALS AND OTHER LIABILITIES

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Accruals:			
Accrued liabilities	1,853	4,459	4,914
Valuation adjustment accounts (a)	12,273	14,528	18,362
Collection accounts	3,286	2,923	3,402
Other accruals	8,402	8,585	7,449
Total accruals	**25,814**	**30,495**	**34,127**
Other liabilities:			
Settlement accounts related to securities transactions	7,578	6,938	8,328
Liabilities related to written options	34,135	43,634	39,582
Liabilities related to securities transactions	113,016	88,430	69,556
Deferred tax liabilities	1,471	1,417	1,372
Other insurance liabilities	648	418	373
Other payables and liabilities	15,326	13,488	13,944
Total other liabilities	**172,174**	**154,325**	**133,155**
Total accruals and other liabilities	**197,988**	**184,820**	**167,282**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.

NOTE 19 - PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Provisions for pensions and other post-employment benefits (note 27)	1,590	1,467	1,236
Provisions for credit risks and equivalents (note 8)	765	692	597
Provisions for off balance sheet commitments (note 8):			
- credit risks	204	191	224
- country risks	332	314	298
Restructuring (note 40)	53	80	146
Other provisions	1,386	1,301	1,517
Total provisions for contingencies and charges	**4,330**	**4,045**	**4,018**

In 2003 a general provision of EUR 250 million was recorded under "Provisions for credit risks and equivalents" in order to cover the risk of any continuation of the economic downturn in Europe.

Off balance sheet credit risks covered by provisions amounted to EUR 1,001 million at 30 June 2004 (EUR 983 million at 31 December 2003 and EUR 1,054 million at 30 June 2003).

At 30 June 2004, other provisions for contingencies and charges break down as follows:

In millions of euros	1 January 2004	Additions	Reversals	Other	30 June 2004
Provisions set up in connection with banking and banking-related transactions	**539**	**177**	**(154)**	**2**	**564**
- Provisions for contingencies related to capital markets transactions	187	75	(128)	2	136
Provisions for potential losses on long-term investments	194	59	(7)	(7)	239
Other provisions related to banking transactions	158	43	(19)	7	189
Provisions not set up in connection with banking or banking-related transactions	**762**	**234**	**(163)**	**(11)**	**822**
Total other provisions for contingencies and charges	**1,301**	**411**	**(317)**	**(9)**	**1,386**

NOTE 20 - SUBORDINATED DEBT

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Subordinated medium- and long-term debt	**10,654**	**11,112**	**11,410**
Undated subordinated debt:			
Undated participating subordinated notes	312	312	343
Other undated floating-rate subordinated notes:			
In foreign currencies	729	707	776
In euros	290	290	305
Total undated floating rate subordinated notes	1,019	997	1,081
Undated notes	412	412	598
Total undated subordinated debt	**1,743**	**1,721**	**2,022**
Total subordinated debt issued by BNP Paribas Group	**12,397**	**12,833**	**13,432**
Accrued interest	340	393	356
Total	**12,737**	**13,226**	**13,788**

Subordinated medium- and long-term debt

Subordinated debt included under this heading consists of medium and long-term debentures originally issued in French francs, euros and foreign currencies that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

At 30 June 2004, subordinated medium- and long-term debt broke down as follows by maturity and by currency:

Issuing currency	Total	Maturity						
		In less than 1 year	In 1 to 2 years	In 2 to 3 years	In 3 to 4 years	In 4 to 5 years	In 5 to 10 years	In more than 10 years
Subordinated medium-and long-term debt:								
• In euros	6,394	328	147	522	312	823	3,728	534
• In US dollars	3,386		246	492		246	1,582	820
• In other currencies	874	48	111	28	100	2	48	537
Total subordinated medium-and long-term debt	**10,654**	**376**	**504**	**1,042**	**412**	**1,071**	**5,358**	**1,891**

NOTE 20 - SUBORDINATED DEBT (cont'd)

Undated subordinated debt:

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes (*titres participatifs*) with a face value of FRF 1,000 for a total of EUR 274 million. Subscription rights to new undated participating subordinated notes were attached to each of these notes. In connection with rights exercised in the period from 1985 to 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes (*titres subordonnés à durée indéterminée*, or TSDI). The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985. In July 1986 and December 1996, Paribas SA issued undated subordinated notes in the amounts of USD 165 million and USD 200 million respectively.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the *Commission Bancaire*.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

NOTE 21 - RESERVE FOR GENERAL BANKING RISKS

The reserve for general banking risks amounted to EUR 796 million at 30 June 2004 (EUR 843 million at 31 December 2003 and EUR 992 million at 30 June 2003).

NOTE 22 - CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 2003	**1,790**	**10,804**	**377**
Operations affecting capital in 2003:			
- Share issues	16	213	
- Issue of preferred shares			
BNP Paribas SA shares held pursuant to the 6th resolution of the Annual Shareholders' Meetings of 31 May 2002 and 14 May 2003			
Translation adjustment			
Effect of applying standard CRC 2002-03 (note 1)			
Other			(3)
2003 consolidated net income			
Balance at 31 December 2003 before appropriation of income	**1,806**	**11,017**	**374**
2003 cash dividend			
Balance at 1 January 2004	**1,806**	**11,017**	**374**
Operations affecting capital in first-half 2004:			
- Share issues	1	9	
- Capital reductions	(50)	(916)	
BNP Paribas SA shares held pursuant to the 6th resolution of the Annual Shareholders' Meeting of 28 May 2004			
Translation adjustment			
Other			(38)
Consolidated net income for the six months ended 30 June 2004			
Balance at 30 June 2004 before appropriation of income	**1,757**	**10,110**	**336**

Retained earnings						
Cumulative translation adjustment	Parent company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of shares held by BNP Paribas	Retained earnings, capital gains resulting from real estate restructuring and revaluation surplus	Shareholders' equity attributable to BNP Paribas Group	Minority interests	Total consolidated shareholders' equity
(435)	**13,972**	**(1,103)**	**12,811**	**25,405**	**4,251**	**29,656**
				229		229
					700	700
	(94)	(802)	(896)	(896)		(896)
(167)			(167)	(167)	(284)	(451)
	(33)		(33)	(33)		(33)
	25		22	22	12	34
	3,761		3,761	3,761	340	4,101
(602)	**17,631**	**(1,905)**	**15,498**	**28,321**	**5,019**	**33,340**
	(1,212)		(1,212)	(1,212)	(338)	(1,550)
(602)	**16,419**	**(1,905)**	**14,286**	**27,109**	**4,681**	**31,790**
				10		10
		966	966			
	(61)	(1,327)	(1,388)	(1,388)		(1,388)
1			1	1	42	43
	102		64	64	2	66
	2,615		2,615	2,615	197	2,812
(601)	**19,075**	**(2,266)**	**16,544**	**28,411**	**4,922**	**33,333**

NOTE 22 - CONSOLIDATED SHAREHOLDERS' EQUITY

OPERATIONS INVOLVING SHARE CAPITAL

Operations affecting capital in 2003:

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 31 May 2002, the Board of Directors decided on 4 February 2003 to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 2 July 2003, the mutual fund subscribed 6,673,360 ordinary shares with a par value of EUR 2 for this purpose. Also on 2 July 2003, 517,716 shares were issued to employees on exercise of stock options with rights from 1 January 2002 and 100,715 shares with rights from 1 January 2003.

At 31 December 2003, the capital of BNP Paribas SA consisted of 903,171,615 fully-paid ordinary shares with a par value of EUR 2.

During 2003, employees also subscribed 443,989 shares with a par value of EUR 2 and with rights from 1 January 2003 under the stock option plan. The corresponding capital increase was carried out on 28 January 2004.

Operations affecting capital in the first half of 2004:

Capital reduction

Pursuant to authorisations received from the Shareholders' Meeting of 14 May 2003 (eighteenth resolution), the Board of Directors decided on 24 March 2004 to cancel by way of a reduction of capital 25,000,000 BNP Paribas shares held in treasury stock.

At 30 June 2004, the capital of BNP Paribas SA consisted of 878,615,604 fully-paid ordinary shares with a par value of EUR 2.

Capital increase

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 14 May 2003, the Board of Directors decided on 4 February 2004 to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 6 July 2004, the mutual fund subscribed 5,477,862 ordinary shares with a par value of EUR 2 for this purpose. Also on 6 July 2004, 552,435 shares were issued to employees on exercise of stock options with rights from 1 January 2003 and 54,543 shares with rights from 1 January 2004.

ANALYSIS OF ADDITIONAL PAID-IN CAPITAL IN EXCESS OF PAR

In 2003, additional paid-in capital in excess of par was increased by EUR 213 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In the first half of 2004, additional paid-in capital in excess of par was increased by EUR 9 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In addition, this item was reduced by EUR 916 million in connection with the cancellation of 25,000,000 BNP Paribas shares.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 245 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary "Compagnie Immobilière de France, CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain includes a write-down of EUR 420 million taken during 1997 (see notes 1 and 11).

NOTE 22 - CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

PREFERRED SHARES

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738% for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly-owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003% for a period of ten years.

In October 2001, two non-cumulative preferred share issues, totalling EUR 350 million and EUR 500 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

In January and June 2002, an additional two non-cumulative preferred share issues, totalling EUR 660 million and USD 650 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% over 10 years. The annual dividend on shares in the second issue is 7.2%, paid quarterly. The shares are redeemable after five years and at each quarterly coupon date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7.2%.

In January 2003, another EUR 700 million non-cumulative preferred share issue was carried out by a wholly-owned subsidiary of the Group, BNP Paribas Capital Trust VI. The shares pay a contractual dividend of 5.868%. They are redeemable after 10 years and on each annual coupon date thereafter. Shares not redeemed in 2013 will pay a quarterly dividend equal to the 3-month Euribor + 2.48%.

BNP PARIBAS SHARES HELD BY THE GROUP

Pursuant to the sixth resolution of the Annual Shareholders' Meeting of 28 May 2004, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its capital in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them, for financial or asset/liability management purposes.

At 30 June 2004, the BNP Paribas Group held 49,863,451 BNP Paribas shares representing an amount of EUR 2,457 million, including 46,085,261 shares representing EUR 2,266 million deducted from shareholders' equity.

In millions of euros	**Other participating interests**		**Trading account securities (note 5)**		TOTAL	
	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value
Shares held at 31 December 2002	**27,894,453**	**1,103**	**366,000**	**14**	**28,260,453**	**1,117**
Shares acquired pursuant to the sixth resolution of the Annual Shareholders' Meeting	22,547,920	1,061			22,547 920	1,061
Other movements	(5,623,930)	(259)	1,242,000	66	(4,381,930)	(193)
Shares held at 31 December 2003	**44,818,443**	**1,905**	**1,608,000**	**80**	**46,426,443**	**1,985**
Shares acquired pursuant to the sixth resolution of the Annual Shareholders' Meeting	28,806,820	1,445			28,806,820	1,445
Capital reduction pursuant to the 18th resolution of the Annual Shareholders' Meeting of 14 May 2004	(25,000,000)	(965)			(25,000,000)	(965)
Other movements	(2,540,002)	(119)	2,170,190	111	(369,812)	(8)
Shares held at 30 June 2004	**46,085,261**	**2,266**	**3,778,190**	**191**	**49,863,451**	**2,457**

NOTE 23 - OFF BALANCE SHEET COMMITMENTS

In millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	40,584	25,451	32,278
On behalf of customers:			
– Confirmed letters of credit			
• Documentary credits	13,901	14,500	14,542
• Other confirmed letters of credit	98,648	86,686	52,834
– Other commitments given on behalf of customers	38,441	29,650	59,150
	150,990	**130,836**	**126,526**
Total financing commitments given	**191,574**	**156,287**	**158,804**
Roll-over (standby) commitments received:			
From credit institutions	54,689	41,217	50,903
On behalf of customers	7,883	2,759	5,478
Total financing commitments received	**62,572**	**43,976**	**56,381**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
– Confirmed documentary credits	1,730	1,382	1,336
– Other	3,850	3,865	4,294
	5,580	**5,247**	**5,630**
On behalf of customers			
– Guarantees and endorsements:			
• Real estate guarantees	863	862	1,096
• Administrative and tax guarantees	6,877	7,038	7,139
• Other	5,866	6,111	6,025
– Other guarantees given on behalf of customers	59,928	37,607	41,243
	73,534	**51,618**	**55,503**
Total guarantees and endorsements given	**79,114**	**56,865**	**61,133**
Guarantees and endorsements received:			
From credit institutions	27,798	21,633	19,884
On behalf of customers			
– Guarantees received from government administrations	2,297	2,392	2,320
– Guarantees received from financial institutions	1,530	478	461
– Other guarantees received	19,947	18,448	17,828
Total guarantees and endorsements received from customers	**23,774**	**21,318**	**20,609**
Total guarantees and endorsements received	**51,572**	**42,951**	**40,493**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	24,106	7,735	26,758
Securities sold under repurchase agreements to be received [(a)]	79	117	109
Total securities to be received	**24,185**	**7,852**	**26,867**
Total securities to be delivered	**24,164**	**7,389**	**29,209**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

NOTE 24 - FORWARD AND OPTIONS CONTRACTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

In millions of euros	30 June 2004			31 Dec. 2003		
	Hedging transactions	Position management	Total	Hedging transactions	Position management	Total
Forward contracts	**340,704**	**18,816,228**	**19,156,932**	**268,731**	**14,481,754**	**14,750,485**
On organised exchanges	10,766	9,748,417	9,759,183	18,050	7,217,623	7,235,673
- Interest rate contracts	6,603	9,704,942	9,711,545	7,253	7,178,284	7,185,537
- Foreign exchange contracts	4,163	10,035	14,198	10,411	9,864	20,275
- Financial assets contracts		33,440	33,440	386	29,475	29,861
Over-the-counter	329,938	9,067,811	9,397,749	250,681	7,264,131	7,514,812
- Forward rate agreements (FRAs)	1,593	718,302	719,895	13,413	529,224	542,637
- Interest rate swaps	168,307	6,538,516	6,706,823	112,179	5,145,442	5,257,621
- Currency swaps	66,933	535,952	602,885	61,497	508,927	570,424
- Forward currency swaps	89,961	1,215,590	1,305,551	62,323	906,114	968,437
- Other forward contracts	3,144	59,451	62,595	1,269	174,424	175,693
Options	**233,535**	**5,268,312**	**5,501,847**	**40,043**	**3,566,281**	**3,606,324**
On organised exchanges	2,218	3,249,882	3,252,100	1,046	1,933,578	1,934,624
Interest rate options	12	3,046,887	3,046,899	17	1,748,719	1,748,736
- purchased	12	1,575,644	1,575,656	17	886,151	886,168
- sold		1,471,243	1,471,243		862,568	862,568
Currency options	2,118	727	2,845	896		896
- purchased	1,308	361	1,669	787		787
- sold	810	366	1,176	109		109
Other options	88	202,268	202,356	133	184,859	184,992
- purchased	31	122,702	122,733	10	114,678	114,688
- sold	57	79,566	79,623	123	70,181	70,304
Over-the-counter	231,317	2,018,430	2,249,747	38,997	1,632,703	1,671,700
Caps and floors	5,969	613,028	618,997	15,396	393,432	408,828
- purchased	3,358	298,125	301,483	8,053	174,497	182,550
- sold	2,611	314,903	317,514	7,343	218,935	226,278
Swaptions and options (interest rate, currency and other)	225,348	1,405,402	1,630,750	23,601	1,239,271	1,262,872
- purchased	111,775	589,406	701,181	11,670	572,880	584,550
- sold	113,573	815,996	929,569	11,931	666,391	678,322
Total forward and options contracts	**574,239**	**24,084,540**	**24,658,779**	**308,774**	**18,048,035**	**18,356,809**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

At 30 June 2004, the forward and options contracts item includes EUR 204,691 million in credit derivatives (EUR 107,577 million purchased and EUR 97,114 million sold). At 31 December 2003, the forward and options contracts item amounted to EUR 141,555 million (EUR 80,711 million purchased and EUR 60,844 million sold).

NOTE 24 - FORWARD AND OPTIONS CONTRACTS (cont'd)

ASSESSMENT OF COUNTERPARTY RISKS

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 30 June 2004. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.
The Bank primarily uses the portfolio approach, which enables it to close all positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.
The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to be settled on a given day between the Bank and the counterparty.
The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the "Association Française des Banques" (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risks on OTC forward and options contracts

	30 June 2004 (in millions of euros)				
By type of counterparty	Gross replacement cost	Net replacement cost	Collateral	Net value after collateral	Weighted risks equivalent
Sovereign exposure	878	619		619	
Risk exposure on banks in zone A[(a)]	94,047	16,163	7,008	9,155	7,765
Risk exposure on banks in zone B[(a)] and non-banking counterparties	15,118	7,119	1,011	6,108	6,575
Total	**110,043**	**23,901**	**8,019**	**15,882**	**14,340**

By credit rating (Standard & Poor's)	Net replacement cost	Collateral	Net value after collateral	Weighted risks equivalent
AAA – AA	7,663	2,521	5,142	4,077
A	1,994	1,003	991	1,662
BBB	11,028	3,780	7,248	5,533
BB or lower	1,923	647	1,276	1,758
Not rated	1,293	68	1,225	1,310
Total	**23,901**	**8,019**	**15,882**	**14,340**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

At 30 June 2004, the weighted risk equivalent of OTC forward and options contracts represented 0.13% of the sum of the notional amounts, excluding written options (0.17% at 31 December 2003).

At 30 June 2004, forward and options contracts break down by remaining term as follows:

Maturity	**Notional amount by remaining term (in %)**			**Total**
	Within 1 year	After 1 year but within 5 years	After 5 years	
Interest rate instruments	45%	26%	14%	85%
Currency instruments and other contracts	9%	5%	1%	15%
Total	**54%**	**31%**	**15%**	**100%**

NOTE 25 - BNP PARIBAS GROUP EXPOSURE TO MARKET RISKS ON FINANCIAL INSTRUMENT TRANSACTIONS AT 30 JUNE 2004

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French banking authorities (*Commission Bancaire*) have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks;
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk set out below have been determined using the internal model. The model parameters have been set by the method recommended by the Basel Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 30 June 2004, the total average Value at Risk amounted to EUR 111 million (with a minimum of EUR 74 million and a maximum of EUR 238 million), taking into account the EUR 66 million effect of netting different types of risk. These amounts break down as follows:

Value at Risk (10 days – 99%): Analysis by type of risk

In millions of euros	1 January – 30 June 2004			30 June 2004	31 Dec. 2003	30 June 2003
	Average	Minimum	Maximum			
Interest rate risk	116	61	261	86	92	135
Equity risk	46	37	58	57	43	39
Currency risk	6	2	14	9	9	4
Commodity risk	9	3	14	6	6	10
Netting effect	*(66)*			*(69)*	*(81)*	*(66)*
Total	**111**			**89**	**69**	**122**

NOTE 26 - SECURITIZATIONS

The BNP Paribas Group carries out securitization transactions leading to the creation of specific entities on behalf of customers, in some cases with a guarantee or a liquidity line, and on its own behalf, in connection with the management of counterparty risks on certain portfolios and asset-liability management operations for certain subsidiaries. In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to a subordinated tranche. The securitization entities are not consolidated, in accordance with generally accepted accounting principles.

SECURITIZATION TRANSACTIONS CARRIED OUT ON BEHALF OF CUSTOMERS

- **Short-term refinancing operations**

At 30 June 2004, three non-consolidated multiseller conduits (Eliopée, Thésée and Starbird) were managed by the Group on behalf of customers. These entities are refinanced on the short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on the sold receivables up to an amount of EUR 449 million and has also granted liquidity lines totalling EUR 8,489 million to these entities.

At 30 June 2004, no provisions were required in connection with any of these short-term refinancing transactions.

- **Medium- and long-term refinancing operations**

BNP Paribas acts on behalf of customers as arranger of securitization funds and placing agent for covered bond issues, but does not manage the securitization funds. As of 30 June 2004, the Group had set up liquidity lines totalling EUR 157 million for three of the funds (BEI-Iris 4, Tiepolo Finance and Telecom Italia SV), representing EUR 1,308 million in securitized receivables. The Group has not issued any letters of credit and, consequently, is not exposed to any counterparty risk on these transactions.

SECURITIZATION TRANSACTIONS CARRIED OUT ON THE GROUP'S OWN BEHALF

- In connection with the Group's asset-liability management activities, Cetelem has sold consumer loans, UCB and UCI have sold real estate loans, Findomestic has sold credit card receivables, and Centroleasing has sold leasing receivables to non-consolidated securitization vehicles. The subsidiaries have also given these vehicles a limited guarantee covering the credit risk on the sold loans. Securitization transactions carried out in accordance with Act No. 88-1205 of 23 December 1988 (amended) dealing with securitization funds, are not consolidated pursuant to the criteria laid down in standard CRC 99-07, because the Group does not have decision-making power at the level of the funds' Board of Directors or equivalent.

The following table summarises the transactions carried out at 30 June 2004 (in millions of euros):

Subsidiaries that initiated securitizations	Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross amount of securitized receivables at 30 June 2004	Gross amount of guarantees at 30 June 2004
Cetelem (France)	Master Noria	1998	2006	373	14.1
UCB (France)	Domos 4 to 5	1998-1999	2008-2011	536	22.5
	Master Domos	1999	2012	1,527	38.2
Findomestic (Italy)	Findomestic	2000	2005	328	-
	MasterDolfin	2003	2008	327	12.0
UCI (Spain)	UCI 3 to 10	1997-2004	2004-2017	2,553	30.8
Centro Leasing (Italy)	Ponte Vecchio Finance	2002	2007	573	-
	Ponte Vecchio Finance 2	2003	2010	427	-

NOTE 26 – SECURITIZATIONS (cont'd)

In order to reduce the credit risk on certain portfolios, the Group carries out synthetic securitizations by transferring to the market the bulk of the credit risk attached to the retained interest using credit derivatives (purchases of options or credit default swaps). These credit derivatives are entered into either through dedicated structures or directly with other credit institutions.

Synthetic securitizations concern around EUR 14 billion worth of consolidated assets, corresponding to loans to major European and American companies. The risk retained by the Group concerns the equity or subordinated tranche of the notes issued by the securitization vehicles and purchased by the Group.

Synthetic Securitizations (in millions of euros)

Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross counterparty risk before securitization at 30 June 2004	Gross risk retained by the Group (1)	Provisions and losses in first-half 2004	Accumulated provisions and losses at 30 June 2004 (2)
Olan 1,2 (France)	1999/2000	2004/2005	5,043	104.0	-	62.8
Falcon (USA)	2000	2005	4,203	110.3	-	80.1
Euroliberté (France)	2001	2008	2,004	139.8	-	17.9
Condor (USA)	2001	2006	2,106	107.0	-	-
Jules Vernes (USA)	2002	2006	341	36.9	-	-

(1) This risk is retained by the Group due to the equity instruments issued by the securitization vehicles, against which the initial losses on assets guaranteed by the vehicles are set off.

(2) If a counterparty defaults on a loan backed by synthetic securitization, the securitization vehicle pays the amount corresponding to the default. The amount received in respect of the gross risk retained by the Group is set off against the loss of principal on the equity or subordinated tranche of the notes issued. This is why the portfolios are covered by a provision in the amount of the gross risk retained by the Group.

NOTE 27 - PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS

- Pension Benefits

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations **in France**.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation. Funding for the ex-BNP employees' pension fund is provided by transfers from its existing reserves and reserves that will steadily become eligible for allocation (EUR 90 million at 31 December 2003), and by the annual employers' contributions paid contractually by BNP in France, which are limited to 4% of payroll costs. At 31 December 2003, the pension fund for Paribas employees had reserves of EUR 275 million. Contributions paid by BNP Paribas under the above pension schemes in France are charged to the profit and loss account in the period of payment. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, mainly to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 (see notes 1 and 21).

BNP Paribas SA has set up a funded pension system via a company agreement. This system provides for the payment to BNP Paribas employees of additional benefits over and above those they receive from the nation-wide organisations.

Concerning plans **outside France**, pension obligations are provided for in the consolidated financial statements according to the method described in note 1.

Retirement plans are based on pension rights acquired which are defined using either the employee's last salary and the number of years' service (United Kingdom, Ireland and Canada) or rights to capital acquired each year, expressed as a percentage of annual salary and on which interest is payable at a pre-defined rate (United States).

Some plans are supplementary retirement schemes related to statutory pensions (Norway, Luxembourg).

Other plans are wholly funded through insurance companies (Spain) or independent fund managers (United Kingdom).

The demographic and financial assumptions used to estimate the discounted present value of benefit obligations and the estimated yield on plan assets are based on the economic conditions specific to each country or Group company.
Unamortised actuarial differences amounted to EUR 102 million at 31 December 2003, net of EUR 8 million in amortisation for the year. EUR 91 million were not amortisable, in accordance with the corridor method.

In recent years, defined benefit plans have been closed to new employees in several countries (United Kingdom, Ireland, Norway and Australia). These employees are now offered defined contribution plans. Under defined contribution plans, the company's obligation consists primarily of paying a percentage of the beneficiary's salary into the pension plan.

- Seniority, Postemployment and Other Postretirement Benefits

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 30 June 2004, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions set up for pensions and other postretirement benefit obligations in France and other countries amounted to EUR 1,590 million at 30 June 2004.

NOTE 28 - NET INTEREST INCOME

Expenses			Income			In millions of euros	Net income (expenses)		
6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003		6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
(4,465)	(3,974)	(7,212)	3,337	3,226	5,846	Interbank items (note 29)	(1,128)	(748)	(1,366)
(1,479)	(1,790)	(3,524)	5,270	5,378	10,548	Customer items (note 30)	3,791	3,588	7,024
(3,079)	(2,928)	(5,991)	3,711	3,596	7,309	Leasing transactions	632	668	1,318
(1,834)	(2,117)	(3,936)				Debt securities	(1,834)	(2,117)	(3,936)
			1,533	1,869	3,471	Bonds and other fixed income instruments (note 31)	1,533	1,869	3,471
(10,857)	**(10,809)**	**(20,663)**	**13,851**	**14,069**	**27,174**	**Net interest income (expenses)**	**2,994**	**3,260**	**6,511**

NOTE 29 - NET INTEREST INCOME (EXPENSES) ON INTERBANK ITEMS

Expenses			Income			In millions of euros	Net income (expenses)		
6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003		6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
(3,065)	(2,699)	(4,751)	1,993	2,036	3,556	Interest on interbank demand deposits, loans and borrowings	(1,072)	(663)	(1,195)
(1,400)	(1,275)	(2,461)	1,337	1,189	2,288	Interest on securities held or given under resale/purchase agreements	(63)	(86)	(173)
			7	1	2	Interest on subordinated term loans	7	1	2
(4,465)	**(3,974)**	**(7,212)**	**3,337**	**3,226**	**5,846**	**Net interest income (expenses) on interbank items**	**(1,128)**	**(748)**	**(1,366)**

NOTE 30 - NET INTEREST INCOME (EXPENSES) ON CUSTOMER ITEMS

Expenses			Income				Net income (expenses)		
6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003	In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
(1,226)	(1,519)	(2,978)	5,074	5,161	10,133	Interest on customer loans and deposits	3,848	3,642	7,155
(253)	(271)	(546)	196	217	411	Interest on securities held or given under resale/purchase agreements	(57)	(54)	(135)
					4	Interest on subordinated term loans	-	-	4
(1,479)	**(1,790)**	**(3,524)**	**5,270**	**5,378**	**10,548**	**Net interest income (expenses) on customer items**	**3,791**	**3,588**	**7,024**

NOTE 31 - NET INCOME FROM SECURITIES PORTFOLIO

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Interest on bonds and other fixed income instruments			
Securities available for sale	303	359	653
Debt securities held to maturity	515	560	1,117
From Codevi "industrial development" securities	112	114	230
From hedging of interest rate instruments and other	603	836	1,471
Total interest on bonds and other fixed income instruments	**1,533**	**1,869**	**3,471**
Income on equities and other variable income instruments			
Securities available for sale	3	5	12
Equity securities held for long-term investment	102	114	148
Investments in non-consolidated undertakings and other participating interests	80	88	123
Total income on equities and other variable income instruments	**185**	**207**	**283**
Net income from securities portfolio	**1,718**	**2,076**	**3,754**

NOTE 32 - NET COMMISSIONS

In millions of euros	Net		
	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Commissions on interbank and money market transactions	84	92	181
Commissions on customer transactions	797	732	1,482
Commissions on securities transactions	58	47	145
Commissions on foreign exchange and arbitrage transactions	(10)	(4)	(9)
Commissions on securities commitments	102	60	193
Commissions on forward financial instruments	(86)	(80)	(143)
Commissions on securities managed or on deposit:			
Custody fees	88	79	170
Mutual fund management	421	342	732
Management of customer securities portfolios	106	102	200
Other commissions on securities managed or on deposit	20	19	32
Total commissions on securities managed or on deposit	635	542	1,134
Commissions on securities transactions carried out on behalf of customers:			
For purchases and sales of securities	149	132	257
For purchases and sales of mutual fund shares	71	59	124
Other commissions on securities transactions carried out on behalf of customers	146	138	273
Total commissions on securities transactions carried out on behalf of customers	366	329	654
Other commissions:			
Commissions on customer assistance and advisory services	252	198	428
Commissions on payment instruments	279	276	558
Commissions on other financial services	(520)	(440)	(970)
Expense recoveries	57	61	118
Commissions on miscellaneous revenues	217	180	365
Commissions on other banking transactions	78	78	157
Total other commissions	363	353	656
Total commissions on financial services	1,364	1,224	2,444
Net commissions	**2,309**	**2,071**	**4,293**

Total commissions represented 24.6% of net banking income in first-half 2004 (22.6% in first-half 2003 and 23.9% in full-year 2003).

NOTE 33 - UNDERWRITING RESULT AND NET INVESTMENT INCOME OF INSURANCE COMPANIES

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Net premium income	5,597	4,261	8,980
Net investment income	954	867	1,770
Claims expenses and changes in claims reserves	(5,672)	(4,366)	(9,100)
Other underwriting income and expenses, net	2	2	8
Underwriting result and net investment income of insurance companies[(a)]	**881**	**764**	**1,658**

Commissions paid to business referral partners and other contracting partners are not deducted from underwriting result and net investment income of insurance companies. Those commissions are recorded as "Net commissions" in the profit and loss account under "Commissions on other financial services" (note 32).

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Changes in the value of underlying assets for unit-linked business are included in net investment income. They are offset by a symmetrical change in mathematical reserves set aside for unit-linked business, included in "Claims expenses".

Gross premiums totalled EUR 5,750 million for the six months ended 30 June 2004 (EUR 4,317 million for the six months ended 30 June 2003 and EUR 9,203 million for the year ended 31 December 2003).

(a) The contribution of Group insurance companies to underwriting result and net investment income breaks down as follows, after elimination of intercompany income and expenses:

In millions of euros	6 months to 30 June 2004				6 months to 30 June 2003	12 months to 31 Dec. 2003
	NATIOVIE	**CARDIF**	**OTHER COMPANIES**	**TOTAL**	**TOTAL**	**TOTAL**
Life underwriting result	84	53	18	155	91	210
Non-life underwriting result	17	33		50	34	76
Management fees addback	160	475	30	665	595	1,289
Financial reclassifications	13	22	1	36	74	147
Sub-total	274	583	49	906	794	1,722
Elimination of intercompany income and expenses	(21)	(2)	(2)	(25)	(30)	(64)
Net contribution to underwriting result and net						

NOTE 34 - SALARIES AND EMPLOYEE BENEFITS, INCLUDING PROFIT-SHARING

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Salaries	**2,368**	**2,455**	**4,742**
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	175	223	400
Social security taxes	600	580	1,172
Total termination benefits and social security taxes	**775**	**803**	**1,572**
Incentive plans and profit sharing:			
Incentive plans	40	49	82
Profit sharing	55	40	97
Total incentive plans and profit sharing	**95**	**89**	**179**
Payroll taxes	**162**	**141**	**270**
Total salaries and employee benefits, including profit sharing	**3,400**	**3,488**	**6,763**

NOTE 35 - STOCK OPTION PLANS

1) BNP PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 30 June 2004 (1)	Options outstanding at 30 June 2004 (1)
2001 (2)	23 May 2000	15 May 2001	932	6,069,000	15 May 2005	14 May 2011	49	164,000	5,905,000
2002 (2)	23 May 2000	31 May 2002	1,384	2,158,570	31 May 2006	30 May 2012	60	66,520	2,092,050
2003 (3)	23 May 2000	21 March 2003	1,302	6,693,000	21 March 2007	20 March 2013	37.10	39,600	6,653,400
2004 (3)	23 May 2000	24 March 2004	1,458	1,779,850	24 March 2008	21 March 2014	49.80	2,000	1,777,850

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) The options are subject to vesting conditions related to the ratio between consolidated net income and average shareholders' equity for each of the years concerned. The minimum average ratio is 16% over the four years from the year of grant or over a rolling three-year period starting in the second year after the year of grant.
(3) The vesting rules applicable to a portion of the options granted to employees are based in part on BNP Paribas share performance in relation to the Dow Jones EuroStoxx Bank index.

2) BNP UNEXPIRED STOCK OPTION PLANS

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 30 June 2004 (1)	Options outstanding at 30 June 2004 (1)
1997	14 Dec. 1993	22 May 1997	64	476,000	23 May 2002	22 May 2007	18.45	256,180	219,820
1998	14 Dec. 1993	13 May 1998	259	2,074,000	14 May 2003	13 May 2008	37.28	654,965	1,419,035
1999	13 May 1998	3 May 1999	112	670,000	4 May 2004	3 May 2009	37.64	75,800	594,200
1999 (2)	13 May 1998	22 Dec. 1999	642	5,064,000	23 Dec. 2004	22 Dec. 2009	45.16	466,000	4,598,000
2000 (2)	13 May 1998	7 April 2000	1,214	1,754,200	8 April 2005	7 April 2010	42.50	261,500	1,492,700

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) Plans concerning the employees of the two groups, BNP and Paribas, prior to their merger. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the BNP-Paribas merger (note 22).

NOTE 35 - STOCK OPTION PLANS (cont'd)

3) PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Originating company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Type of options	Number of grantees	Adjusted number of options granted (1)	Starting date of the exercise period (2)	Option expiry date	Adjusted exercise price (1) (in euros)	Adjusted number of options exercised or forfeited at 30 June 2004 (1)	Options outstanding at 30 June 2004 (1)
PARIBAS SA AND MERGED SUBSIDIARIES											
1996	CB	17 March 1993	5 Nov. 1996	S	100	624,696	6 Nov. 2001	4 Nov. 2004	13.89	533,710	90,986
	Cardif	26 April 1993	21 Nov. 1996	S	35	198,832	22 Nov. 2001	20 Nov. 2004	17.50	163,952	34,880
1997	CFP	27 May 1992	20 Jan. 1997	P	526	5,178,206	20 Jan. 2002	20 Jan. 2005	17.30	4,439,239	738,967
	CFP	27 May 1992	7 July 1997	P	4	77,125	7 July 2002	7 July 2005	19.47	60,446	16,679
	CB	26 April 1997	30 Sept. 1997	P	149	615,608	1 Oct. 2002	29 Sept. 2005	19.71	329,240	286,368
	CFP	25 April 1997	26 Dec. 1997	P	319	6,370,545	26 Dec. 2002	26 Dec. 2005	23.47	4,274,225	2,096,320
1998	Paribas	11 May 1998	17 Nov. 1998	P	975	7,255,377	17 Nov. 2003	17 Nov. 2006	20.41	4,388,554	2,866,823
1999	Paribas	24 April 1997	4 May 1999	P	1	30,850	4 May 2004	4 May 2007	31.88	0	30,850
FULLY CONSOLIDATED SUBSIDIARIES OF PARIBAS											
1996	Cetelem	24 March 1994	4 Nov. 1996	S	95	482,903	5 Nov. 2001	3 Nov. 2004	15.51	415,226	67,677
	UFB	18 March 1993	16 Oct. 1996	S	37	200,976	17 Oct. 2001	15 Oct. 2004	13.72	137,280	63,696
1997	Cetelem	27 March 1997	22 Sept. 1997	P	117	332,893	23 Sept. 2002	21 Sept. 2005	17.19	179,154	153,739

CB: Compagnie Bancaire
CFP: Compagnie Financière Paribas
S: Options exercisable for newly-issued shares
P: Options exercisable for existing shares held by the Bank

(1) Number of options and exercise price expressed in BNP Paribas shares:

- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates:

  9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 3.085 BNP Paribas shares for 1 Paribas share.

- For fully-consolidated subsidiaries of Paribas (Cetelem and UFB), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 3.085 BNP shares for 1 Paribas share, 1.62054 Paribas shares for 1 UFB share, 3.085 BNP Paribas shares for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP-Paribas merger agreement stipulates that the options may not be exercised until the 5th anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

NOTE 36 - GAINS (LOSSES) ON DISPOSALS OF LONG-TERM INVESTMENTS AND CHANGES IN PROVISIONS

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Debt securities held to maturity			
Disposal gains	2	7	106
Disposal losses	-	(1)	(3)
Deductions from provisions	-	-	1
Net gains on disposals of debt securities held to maturity and changes in provisions	**2**	**6**	**104**
Equity securities held for long-term investment			
Disposal gains	650	546	790
Disposal losses	(219)	(202)	(248)
Additions to provisions	(73)	(254)	(261)
Deductions from provisions	178	164	243
Net gains on equity securities held for long-term investment and changes in provisions	**536**	**254**	**524**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	134	104	337
Disposal losses	(61)	(50)	(501)
Additions to provisions	(59)	(231)	(201)
Deductions from provisions	96	42	416
Net gains (losses) on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**110**	**(135)**	**51**
Deduction from provisions for industry risks	**-**	**218**	**218**
Operating assets			
Disposal gains	3	7	53
Disposal losses	(47)	(6)	(38)
Net gains (losses) on disposals of operating assets	**(44)**	**1**	**15**
Total net gains on disposals of long-term investments and changes in provisions	**604**	**344**	**912**

As mentioned in note 1 concerning Accounting Policies, the BNP Paribas Group has changed the method used to recognise in the profit and loss account revenues related to payouts made by funds. The impact of this change in the method used to record fund payouts resulted in the recognition of EUR 160 million in net gains on long-term investments, including EUR 112 million in revenues received in periods prior to first-half 2004.

NOTE 37 – NON-RECURRING ITEMS

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Compliance costs (changes in laws and regulations)	(35)	(9)	(45)
Write-down of the value of long-term investments	(4)	(15)	-
Movements in provisions for restructuring and discontinued operations	(2)	(11)	(59)
Movements in provisions for employee benefits	-	-	(313)
Other non-recurring expenses, net	(36)	(19)	(77)
Net non-recurring items	**(77)**	**(54)**	**(494)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

The BNP Paribas Group recorded charges of EUR 45 million in 2003 and EUR 35 million in the first half of 2004 to reflect the costs of adapting information systems due to the application of International Accounting Standards as from 1 January 2005, and the changes in capital adequacy rules introduced by the international regulatory authorities.

In 2003, a provision of EUR 59 million was booked in connection with the restructuring of International Retail Banking and Financial Services in several countries, and Corporate and Investment Banking on equity trading business.

Under the French Pensions Reform Act (Act no. 2003-775) dated 21 August 2003, employees can elect to retire before the age of 65, but can no longer be required to do so by their employer. This legislative change has no impact on the rules governing the retirement bonuses paid by BNP Paribas Group companies in France. However, it does affect the actuarial assumptions applied to date by the Group to calculate the present value of the related benefit obligation, because of the probable impact of the new legislation on the age at which employees choose to retire. The Group has revised its estimate of the benefit obligation based on the new assumptions and has also recorded a provision for the payroll taxes that will now be due on retirement bonuses paid to employees who choose to retire before the age of 65. The additional cost, in the amount of EUR 229 million, was provided for in full in 2003, in accordance with the practice consistently followed by the Bank and its French subsidiaries. The Bank also set up a EUR 70 million provision in connection with the new Employment Adaptation Plan implemented in order to manage the impact of the Pension Reform Act on the Group's employee age pyramid in France. These two provisions set up in 2003 are included in "Movements in provisions for employee benefits".

NOTE 38 - SEGMENT INFORMATION

- Income by Business Segment and Geographic Area, based on Allocated Capital

Income by business segment and geographic area based on allocated capital is determined by attributing to each business the capital allocated to it based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital adequacy rules.

In millions of euros	Net banking income		Gross operating income		Operating income (loss)		Pre-tax income	
	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003	30 June 2004	30 June 2003
French Retail Banking	2,437	2,341	780	730	668	621	667	616
International Retail Banking and Financial Services	2,486	2,409	1,094	1,039	838	787	762	673
Corporate and Investment Banking	2,948	3,103	1,297	1,280	1,233	964	1,278	958
Asset Management and Services	1,418	1,197	532	362	526	359	490	315
BNP Paribas Capital	(4)	(1)	(19)	(20)	(17)	(20)	513	372
Other business units	89	115	40	40	16	63	49	(31)
TOTAL	**9,374**	**9,164**	**3,724**	**3,431**	**3,264**	**2,774**	**3,759**	**2,903**
France	5,211	5,163	1,889	1,904	1,574	1,588	2,023	1,754
Other European Economic Area countries	2,067	1,944	899	683	786	511	907	585
America and Asia	1,886	1,849	843	756	826	606	752	498
Other countries	210	208	93	88	78	69	77	66

- Group Activity by Geographic Area

In millions of euros	Interbank and money market items		Customer items		Total	
	30 June 2004	31 Dec. 2003	30 June 2004	31 Dec. 2003	30 June 2004	31 Dec. 2003
Assets						
France	84,603	68,501	126,988	118,338	211,591	186,839
Other European Economic Area countries	101,475	91,665	63,482	53,593	164,957	145,258
America and Asia	151,142	112,463	50,495	45,518	201,637	157,981
Other countries	2,425	2,279	4,672	4,524	7,097	6,803
Total assets (notes 3 and 4)	**339,645**	**274,908**	**245,637**	**221,973**	**585,282**	**496,881**
Liabilities						
France	69,589	53,875	105,929	90,582	175,518	144,457
Other European Economic Area countries	105,498	84,622	78,388	74,172	183,886	158,794
America and Asia	82,226	50,633	42,466	40,113	124,692	90,746
Other countries	1,974	2,124	5,973	5,754	7,947	7,878
Total liabilities (notes 14 and 15)	**259,287**	**191,254**	**232,756**	**210,621**	**492,043**	**401,875**

NOTE 39 - CORPORATE INCOME TAX

In millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Current taxes for the period	1,046	899	1,579
Deferred taxes for the period	(102)	(1)	(98)
Income tax expenses	**944**	**898**	**1,481**
– on recurring items	967	913	1,524
– on non-recurring items	(23)	(15)	(43)

A new tax regime was introduced in the 2003 Finance Act. This regime allows listed real estate investment companies (SIIC) to claim full exemption from corporate income tax on disposal gains and recurring profits generated by their eligible businesses, in exchange for the payment of an exit tax equal to 16.5% of unrealised gains on assets eligible at 1 January 2003. The Klépierre group has elected for this regime, and in 2003 the BNP Paribas Group recorded a EUR 104 million provision for the related taxes.

The income tax charge for the year ended 31 December 2003 is stated net of EUR 158 million in reversals of provisions for tax risks that are no longer required following the application, by the French tax authorities, of the case law established by a Conseil d'Etat ruling concerning Article 209 B of the General Tax Code. In addition, taxes payable by the Group in France were adjusted by EUR 136 million through the recording of a provision for deferred taxes in respect of tax losses generated in prior years by "Economic Interest Groupings" owned by certain companies in the BNP Paribas tax group.

Tax savings realised by the Group in the six months to 30 June 2004 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior periods amounted to EUR 34 million (EUR 32 million in the six months ended 30 June 2003 and EUR 51 million for the year ended 31 December 2003). Unrecognised deferred tax assets at 30 June 2004 amounted to EUR 417 million (EUR 349 million at 30 June 2003 and EUR 370 million at 31 December 2003).

Deferred taxes break down as follows:

In millions of euros	30 June 2004			31 Dec. 2003	30 June 2003
	Companies included in the (BNP Paribas SA) tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets (1)	1,903	785	2,688	1,950	1,774
Deferred tax liabilities	1,955	1,022	2,977	2,514	2,432
Net deferred tax liabilities	**52**	**237**	**289**	**564**	**658**

(1) Deferred tax assets include tax loss carryforwards of EUR 114 million at 30 June 2004 (EUR 161 million at 30 June 2003 and EUR 156 million at 31 December 2003).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 196 million at 30 June 2004.

NOTE 40 – BNP PARIBAS MERGER-RELATED RESTRUCTURING COSTS

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax.

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)	-	101	(229)
2001	(501)	-	163	(338)
2002	(143)	-	45	(98)
2003	(98)	-	34	(64)
First half 2004	(27)	-	10	(17)

NOTE 41 - NUMBER OF EMPLOYEES AT PERIOD-END

The number of employees of the BNP Paribas Group (fully and proportionately consolidated companies) breaks down as follows:

	30 June 2004	31 Dec. 2003	30 June 2003
BNP Paribas mainland France	37,043	37,200	37,167
including executives	*14,479*	*14,066*	*13,861*
Subsidiaries in mainland France	13,954	13,844	14,032
Total mainland France	50,997	51,044	51,199
Total outside mainland France	38,724	38,027	38,166
Total BNP Paribas Group	**89,721**	**89,071**	**89,365**
BNP Paribas SA	43,861	44,060	44,125
Subsidiaries	45,860	45,011	45,240

BNP PARIBAS

RESULTS AS AT 30 JUNE 2004

PRESS RELEASE

2 August 2004

BNP PARIBAS

Results
As at 30 June 2004

Paris, 2 August 2004,

BNP PARIBAS IN THE SECOND QUARTER 2004:

GROSS OPERATING INCOME: €1,903 MN (+7.2%)

OPERATING INCOME: €1,688 MN (+15.9%)

NET INCOME GROUP SHARE: €1,352 MN (+ 49.9%)

SHARP RISE IN THE RESULTS OF ALL
THE CORE BUSINESSES

FIRST HALF 2004:

SOARING PROFITABILITY: ANNUALISED ROE: 18.5% (+ 4.5 POINTS)

SUSTAINED ORGANIC GROWTH IN ALL THE CORE BUSINESSES

- RISE IN THE RISK WEIGHTED ASSETS (GROUP TOTAL: + 12.4%)
- ENHANCED COMPETITIVE POSITIONS

SIGNIFICANT ACQUISITIONS:

- 2 BILLION EUROS IN AGREEMENTS/MOU ANNOUNCED SINCE THE BEGINNING OF THE YEAR

On 30 July 2004, BNP Paribas's Board of Directors, chaired by Michel Pébereau, reviewed the Group's results for the second quarter of the year as well as the semester's accounts.

RESULTS UP SHARPLY.

In the second quarter 2004, the recovery of the economy was confirmed and was more marked in the United States than in Europe with, as a corollary, a rise in long-term interest rates and a stabilisation of the dollar vis-à-vis the euro. Equity markets consolidated their recovery which commenced in 2003 but did not rise further.

BNP Paribas capitalised on this mixed environment, posting 4,743 million euros in quarterly net banking income, up 2.0% compared to the second quarter 2003 level. This boost in revenues was accompanied by a decline in operating expenses and depreciation, down 1.3% compared to the second quarter 2003 level.

Gross operating income thus totalled 1,903 million euros, up 7.2% compared to the second quarter 2003. The cost/income ratio, which improved 1.9 points at 59.9%, is the Group's best performance ever.

Net additions to provisions (215 million euros) were 32.4% below the second quarter 2003 level.

The quarter's operating income thus totalled 1,688 million euros, up 15.9% compared to the second quarter 2003.

Disposals of equity investments, consistent with the Group's strategy, generated higher capital gains (207 million euros) compared to the second quarter 2003 (104 million euros).

Corporate taxes were down substantially (-16%) compared to the second quarter 2003, which saw the one-off impact of the listed real-estate company Klepierre's change in tax status. Furthermore, the disposal of Cobepa in the second quarter 2004 substantially reduced the capital gains tax for the full half year. The net income, group share, at 1,352 million euros, soared (+49.9%).

Annualised return on equity was 18.5% for the full first half of the year.

All the Group's core businesses were instrumental in this performance and posted sharp rises in their incomes.

◆

◆ ◆

A POWERFUL SALES AND MARKETING DRIVE AND RESULTS UP SHARPLY IN ALL THE CORE BUSINESSES.

1. Retail Banking

The net banking income generated by Retail Banking's operations rose considerably (5.1%) compared to the second quarter 2003, to 2,503 million euros. Gross operating income (959 million euros) surpassed by 7.4% the level attained in the second quarter 2003 and pre-tax income came to 732 million euros (+13.8%).

French Retail Banking (FRB)

The French banking network[1] posted net banking income that was up 4.8% compared to the second quarter 2003, at 1,262 million euros. Net interest revenue edged up 3.1% to 731 million euros and commission rose 7.3% to 531 million euros. Keeping operating expenses and depreciation under control (+3.0%) helped push gross operating income up 8.8%. The cost/income ratio made further progress at 67.6% (compared to 68.8% in the second quarter 2003). Pre-tax income (351 million euros) was up 10.4%.

After allocating AMS[2] a third of the income from French Private Banking, the FRB core business' pre-tax income was up 9.5% at 333 million euros.

For the entire first half of the year, FRB's return on allocated equity was 29% (+1 point compared to the first half 2003).

This business had excellent performance in terms of savings inflows (life insurance, retirement savings funds). It continues to experience a sharp rise in consumer lending (+16.3% compared to the second quarter 2003), in particular mortgage lending. The rebound in corporate lending, patent since the beginning of 2004, continued during the second quarter (+2.8% compared to the first quarter).

[1] With 100% of Private Banking in France.

[2] Asset Management and Services, the new name of the Private Banking and Asset Management core business.

International Retail Banking and Financial Services (IRFS)

IFRS's net banking income rose 5.6% compared to the second quarter 2003, at 1,282 million euros. Gross operating income jumped 7.2% to 568 million euros, driven by a fresh improvement of the cost/income ratio, at 55.7%.

The cost of risk was down compared to the second quarter 2003 (-2.9%) and the business posted a sharp rise in pre-tax income, up 17.7%, at 399 million euros.

For the entire first half of the year, IFRS's return on allocated equity was 31%, up 3 points compared to the first half 2003.

BancWest improved its pre-tax income by 10.6% (15.7%, assuming constant exchange rates, the dollar/euro parity having fallen on average 5.3% between the second quarter 2003 and second quarter 2004). Net banking income edged up 2.6%, assuming constant exchange rates, the continued deterioration of the interest margin, due to the low level of interest rates, reducing the effects of the substantial growth in outstanding loans and deposits (+8.7% and 11.7% respectively).

Cetelem continued its rapid growth. Net banking income jumped 9.2% compared to the second quarter 2003 with the full consolidation of the Polish and Brazilian subsidiaries and taking a 100% equity interest in the British subsidiary (the rise is 5.3% assuming constant scope and exchange rates). Pre-tax income was up 13.2% (+15.6% assuming constant scope and exchange rates). Growth in outstandings, up 11.7% as compared to 30 June 2003, was driven by rises in the amount of new loans in France (+9%) as well as abroad (+20%). In particular, the amount of loan applications processed over the Internet has risen rapidly.

BNP Paribas Lease Group, UCB and Arval PHH continue their rapid expansion in Europe with outstandings as at 30 June 2004, excluding France, up respectively 11.9%, 27.3% and 27.7% compared to 30 June 2003. Arma was successfully consolidated with Arval PHH.

The businesses operating in **emerging and overseas markets** improved substantially their cost/income ratio during the first half 2004: a 3.6 point decline compared to the first half 2003.

Since the beginning of the year, the Group has undertaken several acquisition initiatives implicating IFRS's various business lines and situated in priority geographic areas:

- In the United States, BancWest is in the process of acquiring Community First and Union Safe Deposit,

- In the European Union:

. Arval PHH has acquired Arma,
. BNP Paribas Lease Group is acquiring Leaseco Nederland,

- in Russia, Cetelem reached an agreement to acquire an interest in the Russian Standard Bank (50%),

- in Turkey, BNP Paribas signed a Memorandum of Understanding to acquire an interest in Turk Ekonomi Bankasi (50%).

These acquisition initiatives amount to a potential 600 million euro contribution to the IRFS core business's NBI on a full-year basis.

◆

◆ ◆

2 – Asset Management and Services (AMS)[3]

The AMS core business grew its net banking income 18.9% compared to the second quarter 2003, to 730 million euros. This trend is partly the result of a scope expanded to include real estate services since the beginning of 2004. Assuming constant scope and exchange rates, the 11.1% rise in net banking income is a continuation of the recent sustained trend.

Due to this drive in revenues and a good control of operating expenses and depreciation (+7.2%, or +1.8% assuming constant scope and exchange rates), gross operating income, 284 million euros, rose sharply compared to the second quarter 2003 (+43.4%, or +29.7% assuming constant scope and exchange rates).

Pre-tax income (266 million euros) was up 50.3% (+38.4% assuming constant scope and exchange rates).

The rise, compared to the first quarter 2004 (NBI: +6.1% and GOI: +14.5%), reflects the business' resilience in a lacklustre climate.

During the first six months of the year, total assets under Group management grew to 286 billion euros thanks in particular to 6.9 billion euros in new cash inflows.

Assuming constant scope and exchange rates, revenues from **Wealth & Asset Management** grew 13.6% compared to the second quarter 2003, while operating expenses and depreciation were stabilised, producing strong growth in gross operating income, at 54.0%.

Cortal Consors's customer base expanded during the first half of the year, taking in 40,400 new customers; its stock market business grew 18% despite a slow down in the second quarter and its assets under management rose 29%. In Asset Management, BNP Paribas has created a European leader in multimanagement services through a link-up of Cortal Consors and BNP PAM. Private Banking

[3] Asset Management and Services, the new name of the Private Banking and Asset Management core business.

enjoyed good business in France and abroad. Real Estate services are fast-growing, in particular property management services (+12% compared to the first half 2003 with 5.3 million square metres of office space under management).

The **Insurance** business line has successfully continued to pursue its aggressive marketing strategy. Its net banking income jumped 16.1% compared to the second quarter 2003 due to continued sustained growth outside France (new premiums: +48% compared to the second quarter 2003) and a sizeable gain in market share in France (+1 point at 8.5% since the beginning of the year).

The **Securities Services** business line, still experiencing pressure on its margins and a slump in the number of market transactions, has continued its business development. The assets under custody as at 30 June 2004 were up 21% compared to 30 June 2003. Net banking income thus grew 3.8% and gross operating income rose 10.0% compared to the second quarter 2003.

◆

◆ ◆

3 – Corporate and Investment Banking (CIB)

Despite a more difficult market, the Corporate and Investment Banking core business posted 1,453 million euros in net banking income, close to the second quarter 2003 level (-6.0%) and the first quarter 2004 level (-2.8%).

Compared to the second quarter 2003, the business cut its operating expenses and depreciation 10.7% such that gross operating income edged up 1.1% to 627 million euros.

The cost of risk fell sharply (-95.1% to 7 million euros). Economic recovery combined with the Group's stringent credit policy resulted in an extremely limited net addition to provisions. The general provision set aside in 2003 for risks in Europe remained unused as of 30 June 2004.

The Corporate and Investment Banking core business's quarterly pre-tax income thus rose 39.8% to 664 million euros compared to the second quarter 2003.

The core business's pre-tax return on allocated equity for the first half of the year totalled 37%, up 10 points compared to the first half 2003.

The **Advisory & Capital Market** business line enjoyed a number of commercial successes. BNP Paribas moved into the number 1 spot during the first half of the year, with market share topping 10%, among corporate euro-denominated bond bookrunners. For the very first time, the Group ranks among Europe's top ten banks acting as financial advisors in connection with mergers and acquisitions[4].

The market risk level remains low, close to the 2003 level. The Advisory & Capital Market business line's net banking income totalled 896 million euros, down 15.1% compared to the second quarter 2003, but very close (-1.9%) to the first quarter 2004 level.

The **Financing** business line also posted business performances which, for example, rank BNP Paribas as Europe's number 1 syndicated credit bookrunners for the first half of the year[4] . Even outside Europe, the Group ranks second global lead arranger of project finance[4] and was named "Best Commodity Bank 2004" by the magazine Trade Finance. Due to good performance across all the business lines, especially in Energy, Commodities, Export, Project, the Financing business lines' revenues reached a high level: 557 million euros (+13.7% compared to the second quarter 2003).

---

[4] Source : International Financing Review.

◆

◆ ◆

As of 30 June 2004, shareholders' equity, group share, totalled 27.5 billion euros and the Tier One ratio 8.4%. Standard & Poor's upgraded BNP Paribas' rating to AA on 6 July 2004, bringing it in line with the superior ratings that the two other leading agencies, Moody's and Fitch, had already given BNP Paribas. The Group's equity investment portfolio has unrealised capital gains estimated to be worth 2.1 billion euros as at 30 June 2004, 1.1 billion euros of which were related to BNP Paribas Capital.

As part of its programme announced in 2003, the Group bought back 729 million euros in BNP Paribas shares during the second quarter. The completion of this programme and the neutralisation of the shares to be issued to the Group's employees imply the buy back of roughly another 450 million euros in shares in the second half of the year.

◆

◆ ◆

Commenting on these results as he addressed the Board members, Baudouin Prot, the Chief Executive, said: "*In the first half 2004, BNP Paribas did excellent business and generated very good results. Beyond the immediate outlook in the second half of the year – results in the second half being by nature lower than in the first half of the year – this drive is part of a substantive trend. The over 10% rise in risk weighted assets and the improved competitive positions of the core businesses reflect the Group's determination to harness its capital to step up the pace of organic growth and to enhance profitability. Furthermore, since the beginning of the year, the Group has initiated close to 2 billion euros in acquisitions, consistent with its priorities, that will be new growth levers in the coming years.*"

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income (1)	**4,743**	**4,651**	**+2.0%**	**4,631**	**+2.4%**	**9,374**	**9,164**	**+2.3%**
Operating Expenses and Dep.	-2,840	-2,876	-1.3%	-2,810	+1.1%	-5,650	-5,733	-1.4%
Gross Operating Income	**1,903**	**1,775**	**+7.2%**	**1,821**	**+4.5%**	**3,724**	**3,431**	**+8.5%**
Provisions	-215	-318	-32.4%	-245	-12.2%	-460	-657	-30.0%
Operating Income	**1,688**	**1,457**	**+15.9%**	**1,576**	**+7.1%**	**3,264**	**2,774**	**+17.7%**
Associated Companies	63	26	n.s.	41	+53.7%	104	39	x 2,7
Gains and Provisions on Investments	207	104	+99.0%	397	-47.9%	604	344	+75.6%
Amortisation of Goodwill	-97	-99	-2.0%	-84	+15.5%	-181	-200	-9.5%
Extraordinary Items	11	-29	n.s.	-43	n.s.	-32	-54	-40.7%
Non Operating Items	**184**	**2**	**n.s.**	**311**	**-40.8%**	**495**	**129**	**n.s.**
Pre-Tax Income	**1,872**	**1,459**	**+28.3%**	**1,887**	**-0.8%**	**3,759**	**2,903**	**+29.5%**
Tax Expense	-437	-520 *	-16.0%	-507	-13.8%	-944	-898	+5.1%
Minority Interests	-83	-37 *	+124.3%	-117	-29.1%	-200	-141	+41.8%
Net Income Group Share	**1,352**	**902**	**+49.9%**	**1,263**	**+7.0%**	**2,615**	**1,864**	**+40.3%**
Cost / Income	**59.9%**	**61.8%**	**-1.9 pt**	**60.7%**	**-0.8 pt**	**60.3%**	**62.6%**	**-2.3 pt**
Annualised ROE after Tax						18.5%	14.0%	+4.5 pt
(1) Including Commission income	1,730	1,522	+13.7%	1,710	+1.2%	3,440	3,110	+10.6%

(Fees, revenues from the insurance business, other net banking operating income and miscellaneous net income)

* €130mn reserve set aside for taxes in connection with Klépierre's adpotion of a new tax status. Corresponding reduction in minority interests of €60mn

CONTINUING GROWTH IN OPERATING INCOME



Gross operating income
1,667
1,421
1,312
1,438
1,656
1,775
1,593
1,626
1,821
1,903
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Operating income
1,367
1,093
925
983
1,317
1,457
1,243
1,272
1,576
1,688
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
In millions of euros

1ST QUARTER 2004 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asser Mgt & Services	Corp. Inv. Bkg	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,503**	**730**	**1,453**	**19**	**38**	**4,743**
Change/2Q03	+5.1%	+18.9%	-6.0%	-26.9%	-54.8%	+2.0%
Change/1Q04	+3.4%	+6.1%	-2.8%	n.s.	-25.5%	+2.4%
Operating Expenses and Dep.	-1,544	-446	-826	-6	-18	-2,840
Change/2Q03	+3.7%	+7.2%	-10.7%	-45.5%	-48.6%	-1.3%
Change/1Q04	+2.6%	+1.4%	+0.1%	-33.3%	-41.9%	+1.1%
Gross Operating Income	**959**	**284**	**627**	**13**	**20**	**1,903**
Change/2Q03	+7.4%	+43.4%	+1.1%	-13.3%	-59.2%	+7.2%
Change/1Q04	+4.8%	+14.5%	-6.4%	n.s.	+0.0%	+4.5%
Provisions	-189	0	-7	0	-19	-215
Change/2Q03	-2.1%	n.s.	-95.1%	n.s.	n.s.	-32.4%
Change/1Q04	+5.6%	n.s.	-87.7%	n.s.	+280.0%	-12.2%
Operating Income	**770**	**284**	**620**	**13**	**1**	**1,688**
Change/2Q03	+10.0%	+43.4%	+29.7%	-13.3%	-98.5%	+15.9%
Change/1Q04	+4.6%	+17.4%	+1.1%	n.s.	-93.3%	+7.1%
Associated Companies	35	2	-3	3	26	63
Capital Gains	-3	-2	2	191	19	207
Amortisation of Goodwill	-70	-17	-7	-2	-1	-97
Other Items	0	-1	52	0	-40	11
Pre-Tax Income	**732**	**266**	**664**	**205**	**5**	**1,872**
Change/2Q03	+13.8%	+50.3%	+39.8%	+156.3%	-94.0%	+28.3%
Change/1Q04	+5.0%	+18.8%	+8.1%	-33.4%	-88.6%	-0.8%

In millions of euros	Retail Banking	Asser Mgt & Services	Corp. Inv. Bkg	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**2,503**	**730**	**1,453**	**19**	**38**	**4,743**
2Q03	2,382	614	1,545	26	84	4,651
1Q04	2,420	688	1,495	-23	51	4,631
Operating Expenses and Dep.	-1,544	-446	-826	-6	-18	-2,840
2Q03	-1,489	-416	-925	-11	-35	-2,876
1Q04	-1,505	-440	-825	-9	-31	-2,810
Gross Operating Income	**959**	**284**	**627**	**13**	**20**	**1,903**
2Q03	893	198	620	15	49	1,775
1Q04	915	248	670	-32	20	1,821
Provisions	-189	0	-7	0	-19	-215
2Q03	-193	0	-142	0	17	-318
1Q04	-179	-6	-57	2	-5	-245
Operating Income	**770**	**284**	**620**	**13**	**1**	**1,688**
2Q03	700	198	478	15	66	1,457
1Q04	736	242	613	-30	15	1,576
Associated Companies	35	2	-3	3	26	63
2Q03	26	3	2	0	-5	26
1Q04	25	0	3	0	13	41
Capital Gains	-3	-2	2	191	19	207
2Q03	-3	1	-5	67	44	104
1Q04	-5	-1	-5	339	69	397
Amortisation of Goodwill	-70	-17	-7	-2	-1	-97
2Q03	-74	-18	-4	-3	0	-99
1Q04	-61	-16	-2	-2	-3	-84
Other Items	0	-1	52	0	-40	11
2Q03	-6	-7	4	1	-21	-29
1Q04	2	-1	5	1	-50	-43
Pre-Tax Income	**732**	**266**	**664**	**205**	**5**	**1,872**
2Q03	643	177	475	80	84	1,459
1Q04	697	224	614	308	44	1,887
Minority Interests	**-16**	**0**	**0**	**10**	**-77**	**-83**
Tax Expense						-437
Net Income Group Share						**1,352**

1ST HALF 2004 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asser Mgt & Services	Corp. Inv. Bkg	BNP Paribas Capital	Other Activities	Group
Net Banking Income	**4,923**	**1,418**	**2,948**	**-4**	**89**	**9,374**
1H03	4,750	1,197	3,103	-1	115	9,164
Change/1H03	+3.6%	+18.5%	-5.0%	n.s.	-22.6%	+2.3%
Operating Expenses and Dep.	-3,049	-886	-1,651	-15	-49	-5,650
1H03	-2,981	-835	-1,823	-19	-75	-5,733
Change/1H03	+2.3%	+6.1%	-9.4%	-21.1%	-34.7%	-1.4%
Gross Operating Income	**1,874**	**532**	**1,297**	**-19**	**40**	**3,724**
1H03	1,769	362	1,280	-20	40	3,431
Change/1H03	+5.9%	+47.0%	+1.3%	-5.0%	+0.0%	+8.5%
Provisions	-368	-6	-64	2	-24	-460
1H03	-361	-3	-316	0	23	-657
Change/1H03	+1.9%	n.s.	-79.7%	n.s.	n.s.	-30.0%
Operating Income	**1,506**	**526**	**1,233**	**-17**	**16**	**3,264**
1H03	1,408	359	964	-20	63	2,774
Change/1H03	+7.0%	+46.5%	+27.9%	-15.0%	-74.6%	+17.7%
Associated Companies	60	2	0	3	39	104
Capital Gains	-8	-3	-3	530	88	604
Amortisation of Goodwill	-131	-33	-9	-4	-4	-181
Other Items	2	-2	57	1	-90	-32
Pre-Tax Income	**1,429**	**490**	**1,278**	**513**	**49**	**3,759**
1H03	1,289	315	958	372	-31	2,903
Change/1H03	+10.9%	+55.6%	+33.4%	+37.9%	n.s.	+29.5%
Minority Interests						-200
1H03						-141
Tax Expense						-944
Net Income, Group Share						**2,615**
ROE after Tax						18.5%

A BALANCED PORTOFOLIO OF GROWING BUSINESSES



Allocated equity
Pre-tax income
(in M€)
Retail Banking
FRB
IRFS
49 %
AMS
16 %
CIB
35 %
Excluding equity allocated to BNP Paribas Capital (5% of the allocated equity)
1H04
1,289
1,429
IRFS
673
762
FRB
616
667
1H03
1H04
315
490
1H03
1H04
958
1,278
1H03
1H04

EACH OF THE CORE BUSINESSES HIGHLY PROFITABLE THROUGHOUT THE BUSINESS CYCLE

Pre-tax ROE *(in %)*

Average Pre-Tax ROE over the period 2000-1H04


24
25
25
28
30
2000 2001 2002 2003 1H04

Retail Banking

Continued growth

27%


38
36
27
24
31
2000 2001 2002 2003 1H04

AMS

High level of profitability maintained even during those periods when the market environment was difficult

31%


27
24
15
27
37
2000 2001 2002 2003 1H04

CIB

High recurring profitability

27%

COSTS UNDER CONTROL

The core businesses' cost/income ratios

(in %)


62.8
62.0
61.9
1H03 2H03 1H04


69.8
65.5
62.5
1H03 2H03 1H04


58.7
57.5
56.0
1H03 2H03 1H04

Retail Banking **AMS** **CIB**

The Group's cost/income ratio: 60.3% in 1H04, compared to 62.9% for 2003

A RIGOROUS CONTROL OF RISKS

Credit risks: 44 bp average cost of risk during the cycle 1999-1H04


in bp
40
41
45
51
50
34
1999
2000
2001
2002
2003
1H04

Provisions (net) / Risk Weighted Assets

Market risks: conservative policy maintained (limited value at risk - VaR)


54
41
31
27
28
39
37
56
32
40
28
23
38
22
22
25
28
30.06.00 30.09.00 29.12.00 31.03.01 30.06.01 30.09.01 31.12.01 29.03.02 29.06.02 30.09.02 31.12.02 31.03.03 30.06.03 30.09.03 31.12.03 31.03.04 30.06.04
VaR (99% 1 day)

RETAIL BANKING

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**2,503**	**2,382**	**+5.1%**	**2,420**	**+3.4%**	**4,923**	**4,750**	**+3.6%**
Operating Expenses and Dep.	-1,544	-1,489	+3.7%	-1,505	+2.6%	-3,049	-2,981	+2.3%
Gross Operating Income	**959**	**893**	**+7.4%**	**915**	**+4.8%**	**1,874**	**1,769**	**+5.9%**
Provisions	-189	-193	-2.1%	-179	+5.6%	-368	-361	+1.9%
Operating Income	**770**	**700**	**+10.0%**	**736**	**+4.6%**	**1,506**	**1,408**	**+7.0%**
Amortisation of Goodwill	-70	-74	-5.4%	-61	+14.8%	-131	-148	-11.5%
Other Non Operating Items	32	17	+88.2%	22	+45.5%	54	29	+86.2%
Pre-Tax Income	**732**	**643**	**+13.8%**	**697**	**+5.0%**	**1,429**	**1,289**	**+10.9%**
Cost / Income	61.7%	62.5%	-0.8 pt	62.2%	-0.5 pt	61.9%	62.8%	-0.9 pt
Allocated Equity (Ebn)						9.6	9.3	+3.1%
Pre-Tax ROE						30%	28%	+2 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+4.8%**	**+4.3%**
Operating Expenses and Dep.	+3.3%	+2.5%
Gross Operating Income	**+7.3%**	**+7.2%**
Provisions	-6.7%	-1.6%
Operating Income	**+11.2%**	**+9.5%**
Pre-Tax Income	**+14.6%**	**+12.1%**


PRE TAX ROE
21%
24%
25%
25%
28%
30%
1999
2000
2001
2002
2003
1S04

Pre-tax ROE Continuing to Rise

FRENCH RETAIL BANKING

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,262**	**1,204**	**+4.8%**	**1,258**	**+0.3%**	**2,520**	**2,412**	**+4.5%**
Incl. Commissions	*531*	*495*	*+7.3%*	*546*	*-2.7%*	*1,077*	*1,005*	*+7.2%*
Incl. Interest Margin	*731*	*709*	*+3.1%*	*712*	*+2.7%*	*1,443*	*1,407*	*+2.6%*
Operating Expenses and Dep.	-853	-828	+3.0%	-849	+0.5%	-1,702	-1,655	+2.8%
Gross Operating Income	**409**	**376**	**+8.8%**	**409**	**+0.0%**	**818**	**757**	**+8.1%**
Provisions	-57	-57	+0.0%	-55	+3.6%	-112	-109	+2.8%
Operating Income	**352**	**319**	**+10.3%**	**354**	**-0.6%**	**706**	**648**	**+9.0%**
Non Operating Items	-1	-1	+0.0%	0	n.s.	-1	-5	-80.0%
Pre-Tax Income	**351**	**318**	**+10.4%**	**354**	**-0.8%**	**705**	**643**	**+9.6%**
Income Attributable to AMS	-18	-14	+28.6%	-20	-10.0%	-38	-27	+40.7%
Pre-Tax Income of French Retail Bkg	**333**	**304**	**+9.5%**	**334**	**-0.3%**	**667**	**616**	**+8.3%**
Cost / Income	67.6%	68.8%	-1.2 pt	67.5%	+0.1 pt	67.5%	68.6%	-1.1 pt
Allocated Equity (Ebn)						4.6	4.5	+3.3%
Pre-Tax ROE						29%	28%	+1 pt

Including 100% of French private banking for NBI to Pre-tax Income lines.

- NBI up 4.8% / 2Q03
  - Fees up 7.3%
  - Gross interest margin: 3.72%* (3.75%* in 1Q04, +5 bp year-on-year)
    - ** one year sliding average*
- Improved cost/income ratio: 67.6% compared to 68.8% in 2Q03
- Cost of risk stable at 32 bp of weighted assets

FEES



510
495
519
529
546
531
157.1
189.1
172.9
353.3
338.0
359.7
356.6
356.7
358.3
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

100% of the French private banking

% CHANGE 2Q04 / 2Q03

Commissions: +7.3%

Commissions on investment funds and transactions: +10.0%

Other banking transactions: +6.0%

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 2Q04	% Change 1 year 2Q04/2Q03	% Change 1 quarter 2Q04/1Q04	Outstandings 1H04	% Change 1 year 1H04/1H03
LENDINGS (1)					
Total Loans	74.9	+5.4%	+3.1%	73.8	+3.2%
Individual Customers	36.4	+16.3%	+3.9%	35.7	+15.2%
Incl. Mortgages	30.0	+19.2%	+4.4%	29.4	+18.0%
Incl. Consumer Lending	6.4	+4.1%	+1.3%	6.3	+3.9%
Corporates	35.3	-3.1%	+2.8%	34.8	-6.2%
DEPOSITS and SAVINGS (1)	73.6	+7.3%	+2.0%	72.9	+7.1%
Cheque and Current Accounts	30.2	+7.0%	+2.4%	29.8	+7.4%
Savings Accounts	35.8	+10.0%	+1.7%	35.5	+12.1%
Market Rate Deposits	7.7	-3.1%	+2.1%	7.6	-12.1%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	38.2	+11.9%	+2.8%	38.2	+11.9%
Mutual Funds (3)	59.1	+4.5%	-1.1%	59.1	+4.5%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

SECOND QUARTER 2004: HIGHLIGHTS

- Individual Customers Continued Aggressive Marketing Drive
  - Life Insurance: new fund inflow +36% / 2Q03
    - success of the Retirement Savings Plan (186,700 Financial Savings Plans opened since they were introduced at the end of 2003)
  - Lending: very sharp rise in outstandings (+16.3% / 2Q03)
    - mortgage lending: +19.2% / 2Q03
    - consumer lending: +4.1% / 2Q03
    - partnership with Cetelem commenced in April 2004: 43,700 new revolving credit agreements entered into in 2Q04 compared to 21,100 in 1Q04

INCREASED THE NUMBER OF INDIVIDUAL CHEQUE AND DEPOSIT ACCOUNTS



+64,000
+72,700
+97 ,000*
+104,000
+120,100
+45,700
+54,000
+63,800
1999
2000
2001
2002
2003
1H02
1H03
1H04

* Added to which 30,000 accounts were transferred from the Treasury

Continued to expand the customer base

- Corporate Segment New Sales and Marketing Approach
  - Confirmation that the network's loans outstandings are growing now (+2.8% / 1Q04)
    - New organisation up and running since 30/06/2004
  - 24 business centres cover the country
    - Business Hotline (dedicated call centre): 15,000 corporate clients use this service

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,282**	**1,214**	**+5.6%**	**1,204**	**+6.5%**	**2,486**	**2,409**	**+3.2%**
Operating Expenses and Dep.	-714	-684	+4.4%	-678	+5.3%	-1,392	-1,370	+1.6%
Gross Operating Income	**568**	**530**	**+7.2%**	**526**	**+8.0%**	**1,094**	**1,039**	**+5.3%**
Provisions	-132	-136	-2.9%	-124	+6.5%	-256	-252	+1.6%
Operating Income	**436**	**394**	**+10.7%**	**402**	**+8.5%**	**838**	**787**	**+6.5%**
Amortisation of Goodwill	-70	-74	-5.4%	-61	+14.8%	-131	-148	-11.5%
Other Non Operating Items	33	19	+73.7%	22	+50.0%	55	34	+61.8%
Pre-Tax Income	**399**	**339**	**+17.7%**	**363**	**+9.9%**	**762**	**673**	**+13.2%**
Cost / Income	55.7%	56.3%	-0.6 pt	56.3%	-0.6 pt	56.0%	56.9%	-0.9 pt
Allocated Equity (Ebn)						5.0	4.8	+2.9%
Pre-Tax ROE						31%	28%	+3 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+5.0%**	**+4.4%**
Operating Expenses and Dep.	+3.5%	+2.2%
Gross Operating Income	**+7.0%**	**+7.4%**
Provisions	-9.5%	-3.5%
Operating Income	**+12.8%**	**+11.0%**
Pre-Tax Income	**+19.2%**	**+15.6%**

BANCWEST

BancWest and its subsidiaries' contribution to the IRFS core business' results

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**385**	**395**	**-2.5%**	**371**	**+3.8%**	**756**	**804**	**-6.0%**
Operating Expenses and Dep.	-184	-195	-5.6%	-175	+5.1%	-359	-397	-9.6%
Gross Operating Income	**201**	**200**	**+0.5%**	**196**	**+2.6%**	**397**	**407**	**-2.5%**
Provisions	-10	-20	-50.0%	-15	-33.3%	-25	-41	-39.0%
Operating Income	**191**	**180**	**+6.1%**	**181**	**+5.5%**	**372**	**366**	**+1.6%**
Amortisation of Goodwill	-34	-37	-8.1%	-33	+3.0%	-67	-77	-13.0%
Other Non Operating Items	-1	-2	-50.0%	0	n.s.	-1	-1	+0.0%
Pre-Tax Income	**156**	**141**	**+10.6%**	**148**	**+5.4%**	**304**	**288**	**+5.6%**
Cost / Income	47.8%	49.4%	-1.6 pt	47.2%	+0.6 pt	47.5%	49.4%	-1.9 pt
Allocated Equity (Ebn)						1.5	1.6	-6.2%
Pre-Tax ROE						41%	36%	+5 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+2.6%**	**+2.8%**
Operating Expenses and Dep.	-0.1%	-0.5%
Gross Operating Income	**+5.3%**	**+6.0%**
Provisions	-49.5%	-33.5%
Operating Income	**+11.4%**	**+10.4%**
Pre-Tax Income	**+15.7%**	**+14.2%**

- NBI: substantial growth in outstandings (loans +8.7%, deposits +11.7% / June 03) partly set off by a deterioration in the margin, at 3.88% (compared to 4.37% in 2Q03 and 3.98% in 1Q04)
- Cost/income ratio: improvement of 1.6 points / 2Q03
- Portfolio quality: NPLs/Loans of 0.52% (0.59% end 2003)

CETELEM

Cetelem and its subsidiaries' contribution to the IRFS core business' results

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**428**	**392**	**+9.2%**	**403**	**+6.2%**	**831**	**755**	**+10.1%**
Operating Expenses and Dep.	-223	-200	+11.5%	-214	+4.2%	-437	-391	+11.8%
Gross Operating Income	**205**	**192**	**+6.8%**	**189**	**+8.5%**	**394**	**364**	**+8.2%**
Provisions	-106	-89	+19.1%	-96	+10.4%	-202	-171	+18.1%
Operating Income	**99**	**103**	**-3.9%**	**93**	**+6.5%**	**192**	**193**	**-0.5%**
Amortisation of Goodwill	-11	-13	-15.4%	-11	+0.0%	-22	-26	-15.4%
Other Non Operating Items	32	16	+100.0%	24	+33.3%	56	33	+69.7%
Pre-Tax Income	**120**	**106**	**+13.2%**	**106**	**+13.2%**	**226**	**200**	**+13.0%**
Cost / Income	52.1%	51.0%	+1.1 pt	53.1%	-1.0 pt	52.6%	51.8%	+0.8 pt
Allocated Equity (Ebn)						1.5	1.4	+8.2%
Pre-Tax ROE						30%	29%	+1 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+5.3%**	**+6.2%**
Operating Expenses and Dep.	+5.8%	+5.4%
Gross Operating Income	**+4.7%**	**+7.0%**
Provisions	+6.2%	+7.9%
Operating Income	**+3.4%**	**+6.2%**
Pre-Tax Income	**+15.6%**	**+13.6%**

- Sustained growth in new loans (+15%/1H03) both in France (+9%/1H03) as well as outside France (+20%/1H03)
- Four-fold increase in new loan applications using the Internet in France
- Cost of risk: scope effect due to the full consolidation of new countries (Poland, Brazil and the United Kingdom)

OTHER HIGHLIGTS

- **BNP Paribas Lease Group**
  - New leases up 9% in France and 15% outside France
- **UCB**
  - 37% growth in new loans / 1H03 (+39% in France and +36% outside France)
  - Over 5,000 customers contributed to the FRB network in 1H04 (4,300 in 1H03)
- **Arval PHH**
  - Arma (Benelux) consolidation completed
- **Emerging and Overseas Markets**
  - Cost/income ratio: 67.2%, a 3.6 point improvement / 1H03

SUBSIDIARIES – CONTRIBUTION TO THE IRFS CORE BUSINESS' RESULTS

in millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long term Leasing with services	BancWest	OEM	IRFS Center	IRFS
GOI	**394**	**99**	**69**	**79**	**397**	**93**	**-37**	**1,094**
1S03	364	92	65	62	407	80	-31	1,039
1S04/1S03	*+8.2%*	*+7.6%*	*+6.2%*	*+27.4%*	*-2.5%*	*+16.3%*	*+19.4%*	*+5.3%*
Pre-Tax Income	**226**	**69**	**85**	**46**	**304**	**88**	**-56**	**762**
1S03	200	59	83	29	288	63	-49	673
1S04/1S03	*+13.0%*	*+16.9%*	*+2.4%*	*+58.6%*	*+5.6%*	*+39.7%*	*+14.3%*	*+13.2%*

% Change at constant scope and exchange rates

	Cetelem	BancWest	IRFS
GOI			
1H04/1H03	*+7.0%*	*+6.0%*	*+7.4%*
Pre-Tax Income			
1H04/1H03	*+13.6%*	*+14.2%*	*+15.6%*

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Jun-04	Jun-03	% change 1 year / june-03	Dec-03	% change 1 half / dec-03
Cetelem	**31.2**	**27.9**	**+11.7%**	**29.0**	**+7.5%**
France (1)	19.2	17.9	+7.5%	17.9	+7.1%
Outside France	11.9	10.0	+19.3%	11.0	+8.1%
BNP Paribas Lease Group MT	**15.8**	**15.6**	**+1.5%**	**15.7**	**+1.0%**
France	12.3	12.5	-1.1%	12.4	-0.9%
Europe (outside France)	3.5	3.1	+11.9%	3.3	+8.2%
UCB Individuals	**17.2**	**15.0**	**+14.9%**	**15.7**	**+9.8%**
France Individuals	9.5	8.9	+6.5%	9.2	+3.7%
Europe (outside France)	7.7	6.0	+27.3%	6.5	+18.4%
Long Term Leasing with Services	**5.4**	**4.3**	**+23.4%**	**4.7**	**+15.1%**
France	1.6	1.4	+14.7%	1.6	+2.8%
Europe (outside France)	3.7	2.9	+27.7%	3.1	+21.4%
ARVAL - PHH					
Total Managed Vehicles (in thousands)	**612**	**607**	**+0.7%**	**600**	**+1.9%**
includind financed vehicles	421	364	+15.4%	387	+8.8%

(1) Including FRB partnership at 30/06/04. At constant scope, outstandings' increase in France : +0.7% / 31/03/04.

ASSET MANAGEMENT AND SERVICES

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**730**	**614**	**+18.9%**	**688**	**+6.1%**	**1,418**	**1,197**	**+18.5%**
Operating Expenses and Dep.	-446	-416	+7.2%	-440	+1.4%	-886	-835	+6.1%
Gross Operating Income	**284**	**198**	**+43.4%**	**248**	**+14.5%**	**532**	**362**	**+47.0%**
Provisions	0	0	n.s.	-6	n.s.	-6	-3	n.s.
Operating Income	**284**	**198**	**+43.4%**	**242**	**+17.4%**	**526**	**359**	**+46.5%**
Amortisation of Goodwill	-17	-18	-5.6%	-16	+6.3%	-33	-36	-8.3%
Other Non Operating Items	-1	-3	-66.7%	-2	-50.0%	-3	-8	-62.5%
Pre-Tax Income	**266**	**177**	**+50.3%**	**224**	**+18.8%**	**490**	**315**	**+55.6%**
Cost / Income	61.1%	67.8%	-6.7 pt	64.0%	-2.9 pt	62.5%	69.8%	-7.3 pt
Allocated Equity (Ebn)						3.2	2.9	+7.9%
Pre-Tax ROE						31%	21%	+10 pt

Pre-tax ROE based on allocated equity including, in addition to 6% of risk weighted assets, additional amounts adapted to the nature of each core business.

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+11.1%**	**+11.5%**
Operating Expenses and Dep.	+1.8%	+1.5%
Gross Operating Income	**+29.7%**	**+34.2%**
Provisions	n.s.	x0,5
Operating Income	**+30.2%**	**+34.0%**
Pre-Tax Income	**+38.4%**	**+43.1%**

Scope effect 2Q04: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations

RETURN TO A HIGH LEVEL OF INCOME AND PROFITABILITY IN A LACKLUSTRE MARKET



NBI (in millions of €)
Euro Stoxx 50 (end of month)
3,784
811
33
44
618
584
527
563
583
614
630
649
655
686
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
GOI (in millions of €)
Cost / Income
70.6%
71.9%
67.8%
14
24
244
202
155
191
164
198
214
227
234
260
Real estate services consolidated as part of AMS in 1Q04


ASSETS UNDER MANAGEMENT
In billions of euros
276
96
180
+6.9
Net new money
+5.7
Performance and change
-2.4
Scope
286
100
186
31.12.03
30.06.04
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance net, of double accounting)

Net assets gathered 1S04: +€6.9 bn
(+5.0%* of assets under management)
** Annualised rate*

WEALTH AND ASSET MANAGEMENT

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors + Real Estate Services

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**356**	**275**	**+29.5%**	**341**	**+4.4%**	**697**	**545**	**+27.9%**
Operating Expenses and Dep.	-232	-211	+10.0%	-229	+1.3%	-461	-421	+9.5%
Gross Operating Income	**124**	**64**	**+93.8%**	**112**	**+10.7%**	**236**	**124**	**+90.3%**
Provisions	3	0	n.s.	-5	n.s.	-2	-3	-33.3%
Operating Income	**127**	**64**	**+98.4%**	**107**	**+18.7%**	**234**	**121**	**+93.4%**
Amortisation of Goodwill	-9	-8	+12.5%	-9	+0.0%	-18	-17	+5.9%
Other Non Operating Items	2	-4	n.s.	0	n.s.	2	-7	n.s.
Pre-Tax Income	**120**	**52**	**+130.8%**	**98**	**+22.4%**	**218**	**97**	**+124.7%**
Cost / Income	65.2%	76.7%	-11.5 pt	67.2%	-2.0 pt	66.1%	77.2%	-11.1 pt
Allocated Equity (Ebn)						1.0	0.8	+14.2%

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+13.6%**	**+14.2%**
Operating Expenses and Dep.	-0.1%	+0.2%
Gross Operating Income	**+54.0%**	**+57.6%**

Scope effect 2Q04: consolidated the Group's real estate businesses, previously reflected in "other businesses" operations (NBI: +€44mn and Operating Expenses and Depreciation: +€20mn)


WAM – COST/INCOME RATIO
69.3%
70.6%
79.8%
78.2%
77.8%
76.7%
71.7%
70.2%
68.2%
67.9%
67.2%
65.2%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Real-Estate services excluded

- Highly positive jaws effect:
  - Continued rise in NBI
  - Operating expenses and depreciation stabilised at constant scope and exchange rates
- Continued improvement in the cost/income ratio since 3Q02

- Cortal Consors:
  - Substantial growth in AUM: €15.4bn, +29% / 30 june 03
  - Increase in stock market activity during first half of the year (3.9 million orders, +18% /1H03) despite a slowdown in the 2nd quarter
  - Expanded the customer base: 40,400 during the first half of the year, including 18,000 in 2Q04
  - Acquired a network of independent advisors in Italy
- Private Banking
  - Good business in 1st half of the year in France and abroad
- Asset Management
  - Sharp growth in the sale of alternative product solutions and emerging markets:
  - AUM: €13.1bn, up 48% / 2Q03 and +16% / 1Q04
  - Created a European leader in multimanagement services: linkup between BNP PAM and Cortal Consors Fund Management
    - over €11bn in AUM

ASSET MANAGEMENT BUSINESS – BEAKDOWN OF AUM


30/06/03
30/06/04
Monetary 30%
Bonds 34%
Equity 15%
Diversified 10%
Guaranteed and Structured 11%
Monetary 31%
Bonds 30%
Equity 17%
Diversified 10%
Guaranteed and Structured 12%

- Real Estate services
  - 1st consolidation of Atis Real International in 2Q04 (through the equity method)
  - brisk business:
    - property management: 5.3 million m² of office space under management (+12% / 1H03)
  - residential properties: pre-sales up 16% / 1H03

INSURANCE

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**209**	**180**	**+16.1%**	**197**	**+6.1%**	**406**	**344**	**+18.0%**
Operating Expenses and Dep.	-93	-86	+8.1%	-94	-1.1%	-187	-173	+8.1%
Gross Operating Income	**116**	**94**	**+23.4%**	**103**	**+12.6%**	**219**	**171**	**+28.1%**
Provisions	-3	0	n.s.	-1	n.s.	-4	0	n.s.
Operating Income	**113**	**94**	**+20.2%**	**102**	**+10.8%**	**215**	**171**	**+25.7%**
Non Operating Items	-5	3	n.s.	-4	+25.0%	-9	2	n.s.
Pre-Tax Income	**108**	**97**	**+11.3%**	**98**	**+10.2%**	**206**	**173**	**+19.1%**
Cost / Income	44.5%	47.8%	-3.3 pt	47.7%	-3.2 pt	46.1%	50.3%	-4.2 pt
Allocated Equity (Ebn)						2.0	1.8	+11.0%

- Pursued Aggressive Strategy:
  - €1bn in gross premiums collected on average each month since the beginning of the year
  - France: gained 1% market share since the beginning of the year , rising to 8.5%
    - Substantial savings inflows:+30% / 2Q03
    - portion of unit-linked insurance products (29% in 1H04) still higher than market (21% in 1H04)
  - Outside France: substantial fund inflows (+48% / 2Q03)

SECURITIES SERVICES

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**165**	**159**	**+3.8%**	**150**	**+10.0%**	**315**	**308**	**+2.3%**
Operating Expenses and Dep.	-121	-119	+1.7%	-117	+3.4%	-238	-241	-1.2%
Gross Operating Income	**44**	**40**	**+10.0%**	**33**	**+33.3%**	**77**	**67**	**+14.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**44**	**40**	**+10.0%**	**33**	**+33.3%**	**77**	**67**	**+14.9%**
Amortisation of Goodwill	-5	-7	-28.6%	-4	+25.0%	-9	-13	-30.8%
Other Non Operating Items	-1	-5	-80.0%	-1	+0.0%	-2	-9	-77.8%
Pre-Tax Income	**38**	**28**	**+35.7%**	**28**	**+35.7%**	**66**	**45**	**+46.7%**
Cost / Income	73.3%	74.8%	-1.5 pt	78.0%	-4.7 pt	75.6%	78.2%	-2.6 pt
Allocated Equity (Ebn)						0.2	0.3	-29.0%

- NBI: +3.8% despite a difficult market environment
  - rise in assets under custody: +21% / 30 june 2003
  - slump in the number of transactions (-4% /2Q03) and continued pressure on margins
- Rebound of the GOI thanks to effective cost control

ASSETS UNDER CUSTODY (end of the period)
In billions of euros



1,752
1,898
1,935
2,090
2,279
2,291
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

NUMBER OF TRANSACTIONS
In millions of transactions



* Netting in Germany starting in mi-april 2003
6.9
5.9*
5.2*
5.4
6.1
5.7
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

Netting in Germany starting in mid-April 2003

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,453**	**1,545**	**-6.0%**	**1,495**	**-2.8%**	**2,948**	**3,103**	**-5.0%**
*Incl. Trading Revenues**	*828*	*970*	*-14.6%*	*839*	*-1.3%*	*1,667*	*1,968*	*-15.3%*
Operating Expenses and Dep.	-826	-925	-10.7%	-825	+0.1%	-1,651	-1,823	-9.4%
Gross Operating Income	**627**	**620**	**+1.1%**	**670**	**-6.4%**	**1,297**	**1,280**	**+1.3%**
Provisions	-7	-142	-95.1%	-57	-87.7%	-64	-316	-79.7%
Operating Income	**620**	**478**	**+29.7%**	**613**	**+1.1%**	**1,233**	**964**	**+27.9%**
Amortisation of Goodwill	-7	-4	+75.0%	-2	n.s.	-9	-9	+0.0%
Other Non Operating Items	51	1	n.s.	3	n.s.	54	3	n.s.
Pre-Tax Income	**664**	**475**	**+39.8%**	**614**	**+8.1%**	**1,278**	**958**	**+33.4%**
Cost / Income	56.8%	59.9%	-3.1 pt	55.2%	+1.6 pt	56.0%	58.7%	-2.7 pt
Allocated Equity (Ebn)						6.9	7.0	-2.5%
Pre-Tax ROE						37%	27%	+10 pt

** Including customer activity and related revenues*

- NBI: revenues close to their 2Q03 and 1Q04 levels, despite market conditions
- GOI Maintained
  - very good cost control
  - improved cost/income ratio (56.8%)
  - BNP Paribas's competitive position strengthened
- Cost of Risk
  - *the general provision for Europe went unused (€235mn)*
  - continued the write-back announced of the general reserve for the US (USD 12mn, unallocated balanced as at 30/06/04: USD 48mn)



27%
24%
15%
27%
37%
57.8
59.3
63.6
58.2
56.0
51
62
12
2000
2001
2002
2003
1H04
annualised
Pre-tax ROE
Cost/income ratio
(in %)
Cost of risk in annualised bp of Risk Weighted Assets

- Top tier cost/income ratio: 59% on average during the cycle, consistent with the ambitious objectives announced in 1999
- Rigorous risk control: cost of risk limited to 50 bp on average over the period



Recurrence
Volatility
Average of the 11 banks: 58%
16%
22%
23%
32%
33%
33%
59%
76%
79%
137%
138%
Citigroup
BoA
UBS
Morgan Stanley
BNP Paribas
Merril Lynch
Soc Gen
JPM Chase
Deutsche Bank
ABN Amro
Credit Suisse

Volatility of the quarterly operating income of Corporate and Investment Banks
(2001 - 1Q04, BNP Paribas estimates)

Standard deviation/average based on historical data series compiled from information in the public domain, including, as the case may be, changes in scope or accounting standards.

ADVISORY AND CAPITAL MARKET

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**896**	**1,055**	**-15.1%**	**913**	**-1.9%**	**1,809**	**2,117**	**-14.5%**
Operating Expenses and Dep.	-583	-684	-14.8%	-587	-0.7%	-1,170	-1,345	-13.0%
Gross Operating Income	**313**	**371**	**-15.6%**	**326**	**-4.0%**	**639**	**772**	**-17.2%**
Provisions	-7	0	n.s.	1	n.s.	-6	8	n.s.
Operating Income	**306**	**371**	**-17.5%**	**327**	**-6.4%**	**633**	**780**	**-18.8%**
Non Operating Items	10	-3	n.s.	-4	n.s.	6	3	n.s.
Pre-Tax Income	**316**	**368**	**-14.1%**	**323**	**-2.2%**	**639**	**783**	**-18.4%**
Cost / Income	65.1%	64.8%	+0.3 pt	64.3%	+0.8 pt	64.7%	63.5%	+1.2 pt
Allocated Equity (Ebn)						2.6	2.6	+0.6%

- Revenues and incomes close to those in 1Q04 despite a less favourable market climate
- Partnership with Exane effective 14 April: corresponding Equity Cash operations now treated using the equity method



5
4
3
2
1
7.0%
7.7%
8.2%
8.8%
10.7%
2000
2001
2002
2003
1H04
Sources: IFR - Thomson Financial

All bonds in euros for Corporates, bookrunner
Market share & ranking

A Stronger Leading Position in the Eurobond Market

STRENGTHENING THE FRANCHISE (1H04 LEAGUE TABLES)

- **Fixed Income** *(bookrunners)*
  - → **World-wide**
    - #1 for corporate bonds in euros
    - #5 for Investment grade bonds in euros
- **Structured Finance**
  - → **Europe, Middle East & Africa**
    - #1 syndicated credit bookrunner
  - → **World-wide**
    - #5 syndicated credit bookrunner
    - #2 project finance lead arranger
- **Mergers & acquisitions** *(completed deals by amount)*
    - #1 in France
    - #7 in Europe

Sources : IFR – Thomson Financial

FINANCING BUSINESSES

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**557**	**490**	**+13.7%**	**582**	**-4.3%**	**1,139**	**986**	**+15.5%**
Operating Expenses and Dep.	-243	-241	+0.8%	-238	+2.1%	-481	-478	+0.6%
Gross Operating Income	**314**	**249**	**+26.1%**	**344**	**-8.7%**	**658**	**508**	**+29.5%**
Provisions	0	-142	n.s.	-58	n.s.	-58	-324	-82.1%
Operating Income	**314**	**107**	**x2,9**	**286**	**+9.8%**	**600**	**184**	**x3,3**
Non Operating Items	34	0	n.s.	5	n.s.	39	-9	n.s.
Pre-Tax Income	**348**	**107**	**x3,2**	**291**	**+19.6%**	**639**	**175**	**x3,7**
Cost / Income	43.6%	49.2%	-5.6 pt	40.9%	+2.7 pt	42.2%	48.5%	-6.3 pt
Allocated Equity (Ebn)						4.2	4.4	-4.3%

- Revenues up 13.7% / 2Q03
  - good performance in all business lines
- BNP Paribas named Best Commodity Bank 2004 by *Trade Finance Magazine*

VaR (1 day – 99%) by type of risk

In millions of euros	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03	31-Dec-03	31-Mar-04	30-June-04
Commodities	1	1	1	1	2	3	3	3	2	2	**2**
Change	8	3	4	3	3	2	1	2	3	2	**3**
Equities	10	7	26	33	27	21	12	17	13	14	**18**
Interest rate	35	58	26	36	24	25	43	23	26	18	**24**
Credit									13	14	**12**
Netting	-17	-13	-25	-33	-28	-28	-21	-23	-35	-25	**-31**
Total VaR	**37**	**56**	**32**	**40**	**28**	**23**	**38**	**22**	**22**	**25**	**28**

Last market trading day of the period

Inclusion in 4Q03 of "credit" risk, previously included and netted in the "interest rate" risk

BNP PARIBAS CAPITAL

In millions of euros	2Q04	2Q03	1Q04	1H04	1H03
Net Capital Gains	**191**	**67**	**339**	**530**	**397**
Other Net Income	20	24	-22	-2	-6
Operating Expenses and Dep	-6	-11	-9	-15	-19
Pre-Tax Income	**205**	**80**	**308**	**513**	**372**

- Continued disinvestments:
  - principal disposals during the quarter: Cobepa and Diana

- Portfolio Value:
  - estimated value: €3.5bn (€4.1bn as at 31/03/04)
  - unrealised capital gains: €1.1bn (€1.3bn as at 31/03/04)

BALANCE SHEET ITEMS

In billions of euros	30-Jun-04	31-Mar-04	31-Dec-03
Shareholders Equity, Group Share	**27.5**	**27.4**	**27.1**
Net Unrealised Capital Gains	**2.1**	**2.3**	**2.1**
Total Capital ratio (a,b)	**11.4%**	**12.2%**	**12.9%**
Tier One ratio (a,b)	**8.4%**	**8.9%**	**9.4%**
Doubtful Customers	**13.6**	**14.1**	**14.1**
Specific Provisions	**9.2**	**9.4**	**9.4**
Specific Provisions/ Doubtful Customers (1)	**68%**	**67%**	**67%**
Reserve for General Banking Risks	**0.8**	**0.8**	**0.8**

In millions of euros	2Q04	1Q04	4Q03
Value at Risk 1 day 99% (end of period)	**28**	**25**	**22**
Average Quarterly Value at Risk (1day 99%)	**40**	**31**	**34**

(1) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk

(a) Estimates

(b) based on estimated Risk Weighted Assets of E 308,0 bn as at 30 June 2004

NUMBER OF SHARE

	1H03	2003	1H04
Number of Shares (end of period)	895.9	903.2	878.6
Number of Shares excluding Treasury Shares (end of period)	869.9	858.4	832.5
Average number of Shares outstanding excluding Treasury Shares	869.0	872.0	847.6
Earning Per Share (EPS)	2.15	4.31	3.09
Diluted Earning Per Share (Diluted EPS)	2.12	4.28	3.07

BOOK VALUE PER SHARE*
(in euros)


30.6
31.5
33.1
30/06/03
31/12/03
30/06/04

* Book value (not re-evaluated and after dividends) divided by the numbers of shares outstanding

HALF YEARLY EARNINGS PER SHARE UP 43.7% **
(in euros)


2.15
3.09
1H03
1H04

** Undiluted EPS calculated based on the number of shares outstanding

RATINGS

S&P	**AA**	**Stable outlook**	**Rating upgraded to AA on 06/07/04**
Moodys	Aa2	Stable outlook	Rating upgraded to AA2 on 19/02/2002
Fitch	AA	Stable outlook	Rating upgraded to AA on 28/11/2001

BREAKDOWN OF COMMITMENTS

Gross Credits+Off-Balance sheet commitments, unweighted: €447bn as at 30/06/04

GEOGRAPHIC BREAKDOWN



Asia-Pacific 5%
Japan 1%
Other European countries 5%
Africa & Middle East 3%
Latin America 3%
BancWest 7%
France 43%
North America (excl. BancWest) 15%
Western Europe 18%

BREAKDOWN BY INDUSTRY



Food processing 3%
Transportation 3%
Insurance 3%
Car manufacturing 2%
Telecoms 1%
Others <1% each 4%
States, local governments and fin. Instit. 19%
Construction 2%
Chemicals 7%
Wholesale trade 7%
Utilities 1%
Retail 2%
Energy 2%
Household appliance 1%
Business services 4%
Technology 1%
Real Estate 3%
Private individuals and self employed 26%
Leisure 1%
Manufacturing 1%
Mining 3%
Machinery 2%
Materials 2%

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
RETAIL BANKING						
Net Banking Income	**2,368**	**2,382**	**2,439**	**2,447**	**2,420**	**2,503**
Operating Expenses and Dep.	-1,492	-1,489	-1,509	-1,521	-1,505	-1,544
Gross Operating Income	**876**	**893**	**930**	**926**	**915**	**959**
Provisions	-168	-193	-189	-204	-179	-189
Operating Income	**708**	**700**	**741**	**722**	**736**	**770**
Non Operating Items	-62	-57	-57	-47	-39	-38
Pre-Tax Income	**646**	**643**	**684**	**675**	**697**	**732**
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)						
Net Banking Income	**1,173**	**1,168**	**1,196**	**1,196**	**1,216**	**1,221**
Operating Expenses and Dep.	-806	-805	-827	-828	-827	-830
Gross Operating Income	**367**	**363**	**369**	**368**	**389**	**391**
Provisions	-52	-57	-48	-68	-55	-57
Operating Income	**315**	**306**	**321**	**300**	**334**	**334**
Non Operating Items	-3	-2	1	2		-1
Pre-Tax Income	**312**	**304**	**322**	**302**	**334**	**333**
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES						
Net Banking Income	**1,195**	**1,214**	**1,243**	**1,251**	**1,204**	**1,282**
Operating Expenses and Dep.	-686	-684	-682	-693	-678	-714
Gross Operating Income	**509**	**530**	**561**	**558**	**526**	**568**
Provisions	-116	-136	-141	-136	-124	-132
Operating Income	**393**	**394**	**420**	**422**	**402**	**436**
Non Operating Items	-59	-55	-58	-49	-39	-37
Pre-Tax Income	**334**	**339**	**362**	**373**	**363**	**399**
BANCWEST						
Net Banking Income	**409**	**395**	**408**	**380**	**371**	**385**
Operating Expenses and Dep.	-202	-195	-191	-176	-175	-184
Gross Operating Income	**207**	**200**	**217**	**204**	**196**	**201**
Provisions	-21	-20	-22	-12	-15	-10
Operating Income	**186**	**180**	**195**	**192**	**181**	**191**
Non Operating Items	-39	-39	-41	-35	-33	-35
Pre-Tax Income	**147**	**141**	**154**	**157**	**148**	**156**
CETELEM						
Net Banking Income	**363**	**392**	**401**	**409**	**403**	**428**
Operating Expenses and Dep.	-191	-200	-203	-217	-214	-223
Gross Operating Income	**172**	**192**	**198**	**192**	**189**	**205**
Provisions	-82	-89	-98	-92	-96	-106
Operating Income	**90**	**103**	**100**	**100**	**93**	**99**
Non Operating Items	4	3	11	16	13	21
Pre-Tax Income	**94**	**106**	**111**	**116**	**106**	**120**

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
ASSETS MANAGEMENT AND SERVICES						
Net Banking Income	**583**	**614**	**630**	**649**	**688**	**730**
Operating Expenses and Dep.	-419	-416	-416	-422	-440	-446
Gross Operating Income	**164**	**198**	**214**	**227**	**248**	**284**
Provisions	-3	0	-2	-11	-6	0
Operating Income	**161**	**198**	**212**	**216**	**242**	**284**
Non Operating Items	-23	-21	-7	-13	-18	-18
Pre-Tax Income	**138**	**177**	**205**	**203**	**224**	**266**
WEALTH AND ASSET MANAGEMENT *						
Net Banking Income	**270**	**275**	**293**	**305**	**341**	**356**
Operating Expenses and Dep.	-210	-211	-210	-214	-229	-232
Gross Operating Income	**60**	**64**	**83**	**91**	**112**	**124**
Provisions	-3	0	-3	-6	-5	3
Operating Income	**57**	**64**	**80**	**85**	**107**	**127**
Non Operating Items	-12	-12	-1	-11	-9	-7
Pre-Tax Income	**45**	**52**	**79**	**74**	**98**	**120**
INSURANCE						
Net Banking Income	**164**	**180**	**188**	**201**	**197**	**209**
Operating Expenses and Dep.	-87	-86	-88	-91	-94	-93
Gross Operating Income	**77**	**94**	**100**	**110**	**103**	**116**
Provisions	0	0	1	-5	-1	-3
Operating Income	**77**	**94**	**101**	**105**	**102**	**113**
Non Operating Items	-1	3	2	10	-4	-5
Pre-Tax Income	**76**	**97**	**103**	**115**	**98**	**108**
SECURITIES SERVICES						
Net Banking Income	**149**	**159**	**149**	**143**	**150**	**165**
Operating Expenses and Dep.	-122	-119	-118	-117	-117	-121
Gross Operating Income	**27**	**40**	**31**	**26**	**33**	**44**
Provisions	0	0	0	0	0	0
Operating Income	**27**	**40**	**31**	**26**	**33**	**44**
Non Operating Items	-10	-12	-8	-12	-5	-6
Pre-Tax Income	**17**	**28**	**23**	**14**	**28**	**38**

* including Real Estate Services from 1Q04

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
CORPORATE AND INVESTMENT BANKING						
Net Banking Income	**1558**	**1545**	**1389**	**1326**	**1495**	**1453**
Incl. Trading Revenues*	998	970	769	719	839	828
Operating Expenses and Dep.	-898	-925	-810	-751	-825	-826
Gross Operating Income	**660**	**620**	**579**	**575**	**670**	**627**
Provisions	-174	-142	-168	-149	-57	-7
Operating Income	**486**	**478**	**411**	**426**	**613**	**620**
Non Operating Items	-3	-3	88	-4	1	44
Pre-Tax Income	**483**	**475**	**499**	**422**	**614**	**664**
ADVISORY AND CAPITAL MARKETS						
Net Banking Income	**1,062**	**1,055**	**891**	**827**	**913**	**896**
Operating Expenses and Dep.	-661	-684	-568	-494	-587	-583
Gross Operating Income	**401**	**371**	**323**	**333**	**326**	**313**
Provisions	8	0	1	-9	1	-7
Operating Income	**409**	**371**	**324**	**324**	**327**	**306**
Non Operating Items	6	-3	105	-6	-4	10
Pre-Tax Income	**415**	**368**	**429**	**318**	**323**	**316**
FINANCING BUSINESSES						
Net Banking Income	**496**	**490**	**498**	**499**	**582**	**557**
Operating Expenses and Dep.	-237	-241	-242	-257	-238	-243
Gross Operating Income	**259**	**249**	**256**	**242**	**344**	**314**
Provisions	-182	-142	-169	-140	-58	0
Operating Income	**77**	**107**	**87**	**102**	**286**	**314**
Non Operating Items	-9	0	-17	2	5	34
Pre-Tax Income	**68**	**107**	**70**	**104**	**291**	**348**

* Including customer activity and related revenues

In millions of euros	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
BNP PARIBAS CAPITAL						
Net Banking Income	**-27**	**26**	**-6**	**-27**	**-23**	**19**
Operating Expenses and Dep.	-8	-11	-10	-10	-9	-6
Gross Operating Income	**-35**	**15**	**-16**	**-37**	**-32**	**13**
Provisions	0	0	0	-3	2	0
Operating Income	**-35**	**15**	**-16**	**-40**	**-30**	**13**
Non Operating Items	327	65	135	45	338	192
Pre-Tax Income	**292**	**80**	**119**	**5**	**308**	**205**
OTHER ACTIVITIES *						
Net Banking Income	**31**	**84**	**-72**	**-4**	**51**	**38**
Operating Expenses and Dep.	-40	-35	-42	-61	-31	-18
Gross Operating Income	**-9**	**49**	**-114**	**-65**	**20**	**20**
Provisions	6	17	9	13	-5	-19
Operating Income	**-3**	**66**	**-105**	**-52**	**15**	**1**
Non Operating Items	-112	18	16	12	29	4
Pre-Tax Income	**-115**	**84**	**-89**	**-40**	**44**	**5**
GROUP						
Net Banking Income	**4,513**	**4,651**	**4,380**	**4,391**	**4,631**	**4,743**
Operating Expenses and Dep.	-2,857	-2,876	-2,787	-2,765	-2,810	-2,840
Gross Operating Income	**1,656**	**1,775**	**1,593**	**1,626**	**1,821**	**1,903**
Provisions	-339	-318	-350	-354	-245	-215
Operating Income	**1,317**	**1,457**	**1,243**	**1,272**	**1,576**	**1,688**
Non Operating Items	127	2	175	-7	311	184
Pre-Tax Income	**1,444**	**1,459**	**1,418**	**1,265**	**1,887**	**1,872**

* excluding Real Estate Services from 1Q04

CONTENT

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

RESULTS AS AT
30 JUNE 2004

2 August 2004


BNP PARIBAS
Results 30.06.2004

Results as at 30 June 2004

BNP PARIBAS

BNP Paribas: 1st Half 2004

1st Half 2004

- Substantially Higher Profitability

Net income, Groupe share	€2,615mn (+40.3%)
Annualised Pre-tax ROE	18.5% (+4.5 points)

- Sustained Organic Growth

Risk Weighted Assets	+12.4%

- Substantial Acquisitions

  Close to €2bn in agreements/MOU signed since the beginning of the year

BNP PARIBAS

BNP Paribas: 2nd Quarter 2004

All the income lines up compared to the 2nd quarter 2003

Gross Operating Income	€1,903mn (+7.2%)
Operating Income	€1,688mn (+15.9%)
Net Income, Group share	€1,352mn (+49.9%)

BNP PARIBAS

BNP Paribas 2Q04: Sharp Rise in the Results of Each of the Core Businesses

Retail Banking

Sustained Growth in its Business and Results
Pre-tax income: +13.8% / 2Q03

Asset Management and Services

Returned to best profitability levels
Pre-tax income: +50.3% / 2Q03

Corporate and Investment Banking

Commercial positions consolidated
and lower cost of risk
Pre-tax income: +39.8% / 2Q03



BNP PARIBAS

Presentation Overview

BNP PARIBAS

Group 2Q04

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	2Q04 / 1Q04
Net Banking Income	4,743	4,651	+2.0%	+2.4%
Operating Expenses and Dep.	-2,840	-2,876	-1.3%	+1.1%
Gross Operating Income	1,903	1,775	+7.2%	+4.5%
Provisions	-215	-318	-32.4%	-12.2%
Operating Income	1,688	1,457	+15.9%	+7.1%
Cost / Income	59.9%	61.8%	-1.9 pt	-0.8 pt

Note: Scope and exchange rate effects are not significant this quarter.

- **Fresh improvement of the cost/income ratio at 59.9%**
- **7.2% growth in the gross operating income compared to 2Q03**
- **15.9% growth in the operating income compared to 2Q03**

BNP PARIBAS

Group 2Q04: Continuing Growth in Operating Income

In millions of euros


Gross operating income
1,667
1,421
1,312
1,438
1,656
1,775
1,593
1,626
1,821
1,903
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04


Operating income
1,367
1,093
925
983
1,317
1,457
1,243
1,272
1,576
1,688
1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

BNP PARIBAS

Group 2Q04

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	2Q04 / 1Q04
Operating Income	**1,688**	**1,457**	**+15.9%**	**+7.1%**
Associated Companies	63	26	n.s.	+53.7%
Gains and Provisions on Investments	207	104	+99.0%	-47.9%
Amortisation of Goodwill	-97	-99	-2.0%	+15.5%
Extraordinary Items	11	-29	n.s.	n.s.
Non Operating Items	**184**	**2**	**n.s.**	**-40.8%**
Pre-Tax Income	**1,872**	**1,459**	**+28.3%**	**-0.8%**
Tax Expense	-437	-520 *	-16.0%	-13.8%
Minority Interests	-83	-37 *	+124.3%	-29.1%
Net Income Group Share	**1,352**	**902**	**+49.9%**	**+7.0%**

* €130mn reserve set aside for taxes in connection with Klépierre's adpotion of a new tax status. Corresponding reduction in minority interests of €60mn

- **Securities capital gains: continued disposal of BNP Paribas Capital's equity holdings**
- **Net income, group share, totalling €1,352mn, up €450mn**

BNP PARIBAS

The Best Quarterly Net Income Among the Euro Zone Banks

In millions of euros



2Q04*
1Q04
53
254
386
418
466
506
667
688
801
749
941
749
934
74
1,168
1,263
1,352
HVB
Commerzbank
San Paolo IMI
Nordea
Unicredito Italiano
Crédit Agr. SA
BBVA
Société Générale
Deutsche Bank
ABN Amro
SCH
BNP PARIBAS

** Banks that reported their 2nd quarter results public by 2 August 2004*

BNP PARIBAS

Continued Implementation of the Share Buyback Programme

- **Share buybacks completed during the second quarter: €729mn**
- **Buybacks to be completed as part of the 2-billion euro programme and the neutralisation of shares to be issued to employees: roughly €450mn as of 30 June**
- **25 million shares cancelled in May 2004**

BNP PARIBAS

Earnings Per Share up 43.7%

Book Value per Share*
in euros


30.6
31.5
33.1
30/06/03
31/12/03
30/06/04

* Book value (not re-evaluated and after dividends) divided by the number of shares outstanding

Half Yearly Earnings Per Share**
in euros


2.15
3.09
1H03
1H04

** Undiluted EPS calculated based on the number of shares outstanding

BNP PARIBAS

A Solid Financial Structure

- **A Solid Balance Sheet**
  - **Shareholders' Equity, Group Share: €27.5bn**
  - **Tier 1: 8.4%**
  - **Unrealised capital gains: €2.1bn**

- **Further Improvement in the Group's Ratings**
  - S&P: AA stable outlook (rating upgraded on 6 July 2004)
  - Moody's: Aa2 stable outlook (rating upgraded on 19 February 2002)
  - Fitch: AA stable outlook (rating upgraded on 28 November 2001)

BNP PARIBAS

Presentation Overview

BNP PARIBAS

Retail Banking 2Q04: Sharp Growth in Business and Results

In millions of euros	2Q04	2Q03	2Q04/2Q03	At constant scope and exchange rates 2Q04/2Q03	2Q04/1Q04
Net Banking Income	2,503	2,382	+5.1%	+4.8%	+3.4%
Operating Expenses and Dep.	-1,544	-1,489	+3.7%	+3.3%	+2.6%
Gross Operating Income	959	893	+7.4%	+7.3%	+4.8%
Provisions	-189	-193	-2.1%	-6.7%	+5.6%
Operating Income	770	700	+10.0%	+11.2%	+4.6%
Non Operating Items	-38	-57	-33.3%		-2.6%
Pre-Tax Income	732	643	+13.8%	+14.6%	+5.0%
Cost / Income	61.7%	62.5%	-0.8 pt		-0.5 pt

1H04 Pre-tax ROE : 30% (+2 points / 1H03)

- **10% growth in operating income**

BNP PARIBAS

Retail Banking 1H04: Pre-tax ROE Continuing to Rise

Pre-tax ROE


21%
24%
25%
25%
28%
30%
1999
2000
2001
2002
2003
1H04

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

BNP PARIBAS

FRB(1) 2Q04: 10.4% Growth in Pre-Tax Income

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	1,262	1,204	+4.8%	+0.3%
Incl. Commissions	531	495	+7.3%	-2.7%
Incl. Interest Margin	731	709	+3.1%	+2.7%
Operating Expenses and Dep.	-853	-828	+3.0%	+0.5%
Gross Operating Income	409	376	+8.8%	+0.0%
Provisions	-57	-57	+0.0%	+3.6%
Operating Income	352	319	+10.3%	-0.6%
Non Operating Items	-1	-1	+0.0%	n.s.
Pre-Tax Income	351	318	+10.4%	-0.8%
Income Attributable to AMS	-18	-14	+28.6%	-10.0%
Pre-Tax Income of French Retail Bkg	333	304	+9.5%	-0.3%
Cost / Income	67.6%	68.8%	-1.2 pt	+0.1 pt

(1) including 100% of French Retail Banking for line items NBI to Pre-tax income

1H04 Pre-tax ROE : 29% (+1 point / 1H03)

- **NBI up 4.8% / 2Q03**
  - Fees up 7.3%
  - Gross interest margin: 3.72%* (3.75%* in 1Q04, +5 bp year-on-year)
- **Improved cost/income ratio: 67.6% compared to 68.8% in 2Q03**
- **Cost of risk stable at 32 bp of weighted assets**

* *one year sliding average*

BNP PARIBAS

FRB 1H04 - Individual Customers: Continued to Expand the Customer Base

Increased the number of individual cheque and deposit accounts



+64,000
+72,700
+97 ,000*
+104,000
+120,100
+45,700
+54,000
+63,800
1999
2000
2001
2002
2003
1H02
1H03
1H04

* Added to which 30,000 accounts were transferred from the Treasury

BNP PARIBAS

FRB 2Q04: Individual Customers
Continued Aggressive Marketing Drive

- Life Insurance: new fund inflow +36% / 2Q03
  - ➾success of the Retirement Savings Plan (186,700 Financial Savings Plans opened since they were introduced at the end of 2003)
- Lending: very sharp rise in outstandings (+16.3% / 2Q03)
  - ➾mortgage lending: +19.2% / 2Q03
  - ➾consumer lending: +4.1% / 2Q03
    - partnership with Cetelem commenced in April 2004: 43,700 new revolving credit agreements entered into in 2Q04 compared to 21,100 in 1Q04

BNP PARIBAS

FRB 2Q04: Corporate Segment
New Sales and Marketing Approach

- Confirmation that the network's loans outstandings are growing now (+2.8% / 1Q04)
- New organisation up and running since 30/06/2004
  - ➾24 business centres cover the country
  - ➾Business Hotline (dedicated call centre): 15,000 corporate clients use this service

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - International Retail Banking and Financial Services

BNP PARIBAS

IRFS 2Q04: 17.7% Growth in Pre-Tax Income

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/2Q03 *At constant scope and exchange rates*	2Q04/1Q04
Net Banking Income	**1,282**	**1,214**	**+5.6%**	**+5.0%**	**+6.5%**
Operating Expenses and Dep.	-714	-684	+4.4%	+3.5%	+5.3%
Gross Operating Income	**568**	**530**	**+7.2%**	**+7.0%**	**+8.0%**
Provisions	-132	-136	-2.9%	-9.5%	+6.5%
Operating Income	**436**	**394**	**+10.7%**	**+12.8%**	**+8.5%**
Amortisation of Goodwill	-70	-74	-5.4%		+14.8%
Other Non Operating Items	33	19	+73.7%		+50.0%
Pre-Tax Income	**399**	**339**	**+17.7%**	**+19.2%**	**+9.9%**
Cost / Income	55.7%	56.3%	-0.6 pt		-0.6 pt

1H04 Pre-tax ROE : 31%
(+3 points / 1H03)

- **NBI up 5.6% / 2Q03**
- **Fresh improvement in the cost/income ratio at 55.7%**

BNP PARIBAS

IFRS: Vibrant Acquisition Momentum

➾BancWest: Community First* and Union Safe Deposit*	United States
➾BPLG: Leaseco Nederland BV ➾Arval PHH: Arma in the Benelux, and minority interests in Italian subsidiary	European Union
➾Cetelem: Russian Standard Bank* (50%)	Russia
➾Turk Economi Bankasi* (plan to acquire a 50% stake)	Turkey

Major growth levers:

- a potential contribution of roughly €600mn to the core business's NBI on a full year basis
- in businesses set to enjoy substantial growth

* *Subject to regulatory approval*

BNP PARIBAS

BancWest 2Q04: 15.7% Growth in Pre-Tax Income at Constant Exchange Rates

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/2Q03 (*At constant scope and exchange rates*)	2Q04/1Q04
Net Banking Income	385	395	-2.5%	+2.6%	+3.8%
Operating Expenses and Dep.	-184	-195	-5.6%	-0.1%	+5.1%
Gross Operating Income	201	200	+0.5%	+5.3%	+2.6%
Provisions	-10	-20	-50.0%	-49.5%	-33.3%
Operating Income	191	180	+6.1%	+11.4%	+5.5%
Amortisation of Goodwill	-34	-37	-8.1%		+3.0%
Other Non Operating Items	-1	-2	-50.0%		n.s.
Pre-Tax Income	156	141	+10.6%	+15.7%	+5.4%
Cost/ Income	47.8%	49.4%	-1.6 pt		+0.6 pt

BancWest and its subsidiaries' contribution to the IRFS core business' results

1H04 pre-tax ROE : 41% (+5 points / 1H03)

- NBI: substantial growth in outstandings (loans +8.7%, deposits +11.7% / June 03) partly set off by a deterioration in the margin, at 3.88% (compared to 4.37% in 2Q03 and 3.98% in 1Q04)
- Cost/income ratio: improvement of 1.6 points / 2Q03
- Portfolio quality: *NPLs/Loans* of 0.52% (0.59% end 2003)

BNP PARIBAS

Cetelem 2Q04: 13.2% Growth in Pre-Tax Income

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/2Q03 (At constant scope and exchange rates)	2Q04/1Q04
Net Banking Income	428	392	+9.2%	+5.3%	+6.2%
Operating Expenses and Dep.	-223	-200	+11.5%	+5.8%	+4.2%
Gross Operating Income	205	192	+6.8%	+4.7%	+8.5%
Provisions	-106	-89	+19.1%	+6.2%	+10.4%
Operating Income	99	103	-3.9%	+3.4%	+6.5%
Amortisation of Goodwill	-11	-13	-15.4%		+0.0%
Other Non Operating Items	32	16	+100.0%		+33.3%
Pre-Tax Income	120	106	+13.2%	+15.6%	+13.2%
Cost / Income	52.1%	51.0%	+1.1 pt		-1.0 pt

Cetelem and its subsidiaries' contribution to the IRFS core business' results

1H04 Pre-tax ROE : 30%
(+1 point / 1H03)

- Sustained growth in new loans (+15%/1H03) both in France (+9%/1H03) as well as outside France (+20%/1H03)
- Four-fold increase in new loan applications using the Internet in France
- Cost of risk: scope effect due to the full consolidation of new countries (Poland, Brazil and the United Kingdom)

BNP PARIBAS

IRFS 2Q04: Other Highlights

- **BNP Paribas Lease Group:**
  - New leases up 9% in France and 15% outside France
- **UCB:**
  - 37% growth in new loans / 1H03 (+39% in France and +36% outside France)
  - Over 5,000 customers contributed to the FRB network in 1H04 (4,300 in 1H03)
- **Arval PHH:**
  - Arma (Benelux) consolidation completed
- **Emerging and Overseas Markets:**
  - Cost/income ratio: 67.2%, a 3.6 point improvement / 1H03

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- **Asset Management and Services**
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

AMS 2Q04: Sharp Rise in Pre-Tax Income +38.4% at Constant Scope

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/2Q03 (At constant scope and exchange rates *)	2Q04/1Q04
Net Banking Income	730	614	+18.9%	+11.1%	+6.1%
Operating Expenses and Dep.	-446	-416	+7.2%	+1.8%	+1.4%
Gross Operating Income	284	198	+43.4%	+29.7%	+14.5%
Provisions	0	0	n.s.	n.s.	n.s.
Operating Income	284	198	+43.4%	+30.2%	+17.4%
Non Operating Items	-18	-21	-14.3%		+0.0%
Pre-Tax Income	266	177	+50.3%	+38.4%	+18.8%
Cost / Income	61.1%	67.8%	-6.7 pt		-2.9 pt

* 2Q04 scope effect: Integration since 1Q04 of the Group's real-estate services' businesses, previously reflected in "other business activities"

1H04 Pre-tax ROE[1] : 31%
(+10 points / 1H03)

- **11% growth in NBI and close to 30% rise in GOI / 2Q03**
  (Separate from the effect of bringing in real estate services effective 1st January 2004)
- **6.1% growth in NBI and 14.5% rise in GOI / 1Q04**

[1] Based on allocated equity including, in addition to 6% of risk weighted assets, additional amounts adapted to the nature of each core business.

BNP PARIBAS

AMS 2Q04: Return to a High Level of Income and Profitability in a Lacklustre Market


NBI (in millions of €)
Euro Stoxx 50 (end of month)
3,784
811
33
44
618
584
527
563
583
614
630
649
655
686
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
GOI (in millions of €)
Cost / Income
70.6%
71.9%
67.8%
244
202
155
280
Real estate services consolidated as part of AMS in 1Q04

BNP PARIBAS

AMS 1H04: +€6.9 bn in Net Assets Gathered

- **Net assets gathered 1H04: +5.0%* of assets under management**


Assets under management
In billions of euros
276
96
180
+6.9
Net new money
+5.7
Performance and change
-2.4
Scope
286
100
186
31.12.03
30.06.04
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance net, of double accounting)

* *Annualised rate*

Wealth and Asset Management 2Q04: 54% Growth in GOI at Constant Scope and Exchange Rates(1/3)

BNP PARIBAS

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/2Q03 (At constant scope and exchange rates *)	2Q04/1Q04
Net Banking Income	356	275	+29.5%	+13.6%	+4.4%
Operating Expenses and Dep.	-232	-211	+10.0%	-0.1%	+1.3%
Gross Operating Income	124	64	+93.8%	+54.0%	+10.7%

- Highly positive jaws effect:
  - ⇒Continued rise in NBI
  - ⇒Operating expenses and depreciation stabilised at constant scope and exchange rates
- Continued improvement in the cost/income ratio since 3Q02



69.3%
70.6%
79.8%
78.2%
77.8%
76.7%
71.7%
70.2%
68.2%
67.9%
67.2%
65.2%
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
Real-Estate services excluded

* 2Q04 scope effect: Integration since 1Q04 of the Group's real-estate services' businesses, previously reflected in "other business activities" (2Q04 - NBI: +€44mn and operating expenses and depreciation: +€20mn)

Wealth and Asset Management 2Q04 (2/3)

BNP PARIBAS

- Cortal Consors
  - ⇒Substantial growth in AUM: €15.4bn, +29% / 30 june 03
  - ⇒Increase in stock market activity during first half of the year (3.9 million orders, +18% /1H03) despite a slowdown in the 2nd quarter
  - ⇒Expanded the customer base: 40,400 during the first half of the year, including 18,000 in 2Q04
  - ⇒Acquired a network of independent advisors in Italy
- Private Banking
  - ⇒Good business in 1st half of the year in France and abroad

BNP PARIBAS

Wealth and Asset Management 2Q04 (3/3)

- Asset Management
  - Sharp growth in the sale of alternative product solutions and emerging markets:
    - AUM: €13.1bn, up 48% / 2Q03 and +16% / 1Q04
  - Created a European leader in multimanagement services: linkup between BNP PAM and Cortal Consors Fund Management
    - over €11bn in AUM
- Real Estate Services
  - 1st consolidation of Atis Real International in 2Q04 (through the equity method)
  - Brisk business:
    - property management: 5.3 million m^2 of office space under management (+12% / 1H03)
    - residential properties: pre-sales up 16% / 1H03

BNP PARIBAS

Insurance 2Q04

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	209	180	+16.1%	+6.1%
Operating Expenses and Dep.	-93	-86	+8.1%	-1.1%
Gross Operating Income	116	94	+23.4%	+12.6%

- Pursued Aggressive Strategy:
  - €1bn in gross premiums collected on average each month since the beginning of the year
  - France: gained 1% market share since the beginning of the year , rising to 8.5%
    - Substantial savings inflows:+30% / 2Q03
    - portion of unit-linked insurance products (29% in 1H04) still higher than market (21% in 1H04)
  - Outside France: substantial fund inflows (+48% / 2Q03)
- GOI, up 23.4% at €116 mn

BNP PARIBAS

Securities Services 2Q04

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	165	159	+3.8%	+10.0%
Operating Expenses and Dep.	-121	-119	+1.7%	+3.4%
Gross Operating Income	44	40	+10.0%	+33.3%

- NBI: +3.8% despite a difficult market environment
  - → rise in assets under custody: +21% / 30 june 2003
  - → slump in the number of transactions (-4% /2Q03) and continued pressure on margins
- Rebound of the GOI thanks to effective cost control



Assets under custody (end of period)
in billions of euros
1,752
1,898
1,935
2,090
2,279
2,291
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04



Number of transactions
in millions of transactions
6.9
5.9*
5.2*
5.4
6.1
5.7
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

* Netting in Germany starting in mi-april 2003

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management and Services
- **Corporate & Investment Banking**
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

CIB 2Q04: 39.8% Growth in Pre-Tax Income

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	1,453	1,545	-6.0%	-2.8%
*Incl. Trading Revenues**	*828*	*970*	*-14.6%*	*-1.3%*
Operating Expenses and Dep.	-826	-925	-10.7%	+0.1%
Gross Operating Income	627	620	+1.1%	-6.4%
Provisions	-7	-142	-95.1%	-87.7%
Operating Income	620	478	+29.7%	+1.1%
Non Operating Items	44	-3	n.s.	n.s.
Pre-Tax Income	664	475	+39.8%	+8.1%
Cost / Income	56.8%	59.9%	-3.1 pt	+1.6 pt

* *Including customer activity and related revenues*

1H04 Pre-tax ROE : 37%
(+10 points / 1H03)

- **NBI:** revenues close to their 2Q03 and 1Q04 levels, despite market conditions
- **GOI Maintained**
  - → very good cost control
  - → improved cost/income ratio (56.8%)
  - → BNP Paribas's competitive position strengthened
- **Cost of Risk**
  - → the general provision for Europe went unused (€235mn)
  - → continued the write-back announced of the general reserve for the US (USD 12mn, unallocated balanced as at 30/06/04: USD 48mn)

BNP PARIBAS

CIB 1H04: Strengthening the Franchise

1H04 League tables

- **Fixed Income** *(bookrunners)*
  - → World-wide
    - #1 for corporate bonds in euros
    - #5 for Investment grade bonds in euros
- **Structured Finance**
  - → Europe, Middle East & Africa
    - #1 syndicated credit bookrunner
  - → World-wide
    - #5 syndicated credit bookrunner
    - #2 project finance lead arranger
- **Mergers & acquisitions** *(completed deals by amount)*
    - #1 in France
    - #7 in Europe

Sources: IFR - Thomson Financial

BNP PARIBAS

CIB 2Q04: Advisory and Capital Markets

In millions of euros	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	896	1,055	-15.1%	-1.9%
Operating Expenses and Dep.	-583	-684	-14.8%	-0.7%
Gross Operating Income	313	371	-15.6%	-4.0%
Provisions	-7	0	n.s.	n.s.
Operating Income	306	371	-17.5%	-6.4%
Non Operating Items	10	-3	n.s.	n.s.
Pre-Tax Income	316	368	-14.1%	-2.2%
Cost / Income	65.1%	64.8%	+0.3 pt	+0.8 pt

- **Revenues and incomes close to those in 1Q04 despite a less favourable market climate**
- **Partnership with Exane effective 14 April: corresponding Equity Cash operations now treated using the equity method**

BNP PARIBAS

A Stronger Leading Position in the Eurobond Market



5
4
3
2
1
7.0%
7.7%
8.2%
8.8%
10.7%
2000
2001
2002
2003
1H04

Sources: IFR - Thomson Financial

All bonds in euros for Corporates, bookrunner
Market share & ranking

CIB 2Q04: Financing Businesses

In millions of euros

	2Q04	2Q03	2Q04/2Q03	2Q04/1Q04
Net Banking Income	557	490	+13.7%	-4.3%
Operating Expenses and Dep.	-243	-241	+0.8%	+2.1%
Gross Operating Income	314	249	+26.1%	-8.7%
Provisions	0	-142	n.s.	n.s.
Operating Income	314	107	x2.9	+9.8%
Non Operating Items	34	0	n.s.	n.s.
Pre-Tax Income	348	107	x3.2	+19.6%
Cost/Income	43.6%	49.2%	-5.6 pt	+2.7 pt

- Revenues up 13.7% / 2Q03
  - → good performance in all business lines
- BNP Paribas named Best Commodity Bank 2004 by *Trade Finance Magazine*

CIB: A Business Creating Value Over the Cycle


27%
24%
15%
27%
37%
57.8
59.3
63.6
58.2
56.0
2000
2001
2002
2003
1H04
annualised
Pre-tax ROE
Cost/income ratio (in %)
Cost of risk in annualised bp of Risk Weighted Assets

- Top tier cost/income ratio: 59% on average during the cycle, consistent with the ambitious objectives announced in 1999
- Rigorous risk control: cost of risk limited to 50 bp on average over the period

BNP PARIBAS

CIB: Recurrence of Results
A Favourable Positioning

Volatility of the quarterly operating income of Corporate and Investment Banks

(2001 - 1Q04, BNP Paribas estimates)



Recurrence
Volatility
Average of the 11 banks: 58%
16%
22%
23%
32%
33%
33%
59%
76%
79%
137%
138%
Citigroup
BoA
UBS
Morgan Stanley
BNP Paribas
Merril Lynch
Soc Gen
JPM Chase
Deutsche Bank
ABN Amro
Credit Suisse

Standard deviation/average based on historical data series compiled from information in the public domain, including, as the case may be, changes in scope or accounting standards.

BNP PARIBAS

Presentation Overview

BNP PARIBAS

BNP Paribas Capital 2Q04

	2Q04	2Q03	1Q04
Net Capital Gains	191	67	339
Other Net Income	20	24	-22
Operating Expenses and Dep.	-6	-11	-9
Pre-Tax Income	205	80	308

- Continued disinvestments:
  - ➔principal disposals during the quarter: Cobepa and Diana
- Portfolio Value:
  - ➔estimated value: €3.5bn (€4.1bn as at 31/03/04)
  - ➔unrealised capital gains: €1.1bn (€1.3bn as at 31/03/04)

BNP PARIBAS

Presentation Overview

Accelerated business development consistent with the Group's discipline

- Sustained Organic Growth
  - risk weighted assets: +12.4% for the half year
    - growth spread across the main core businesses
  - enhanced competitive positions in the main core business areas
- Active Acquisition Strategy
  - a broad range of opportunities thanks to the Group's excellent franchises
  - acquisitions consistent with the Group's priorities in terms of business areas and geographic regions
  - strict financial criteria maintained

Russian Standard Bank: A Unique Opportunity for Cetelem to Become the Leader in Russia

BNP PARIBAS

50% stake in RSB acquired*

- Russia: a market with great potential
  - ➔a population of 146 million
  - ➔consumer lending relatively undeveloped, 2.2% of GDP, and strong growth, +88% per year over the past 3 years
- RSB: the market leader
  - ➔51% market share for point of sale credit, 77% market share for credit cards issued
  - ➔assets as at 30 June 2004 totalling 779 million USD and net income of 59 million USD in 1H04
- Already a leader in Hungary, the Czech Republic and Slovakia, Cetelem is bolstering its presence in Eastern Europe and consolidating its leading position in Continental Europe.

**subject to regulatory approvals*

Türk Ekonomi Bankasi: An Outstanding Bank in a Promising Market

BNP PARIBAS

Memorandum of Understanding to acquire a 50 % equity interest in TEBM

- Turkey: a market with strong potential
  - ➔a population of 71 million, Gross Domestic Product of 235 bn USD
- TEB, an outstanding bank
  - ➔leading banking services group in private banking and international trade financing
  - ➔Turkey's 10th largest bank by assets: 3.0 billion USD
  - ➔17.6% ROE and 15.2% Tier 1
- A platform to develop retail banking operations in Turkey and powerful opportunities of synergies with the Group's core businesses (AMS, CIB)

BNP PARIBAS

A Balanced Portofolio of Growing Businesses

Allocated equity



Retail Banking
FRB
IRFS
49 %
AMS
16 %
CIB
35 %
1H04

Excluding equity allocated to BNP Paribas Capital (5% of the allocated equity)

Pre-tax income *(in M€)*



1,289
1,429
IRFS
673
762
FRB
616
1H03
1H04
315
490
1H03
1H04
958
1,278
1H03
1H04

BNP PARIBAS

Each of the Core Businesses Highly Profitable Throughout the Business Cycle

Pre-tax ROE *(in %)*



24
25
25
28
30
2000
2001
2002
2003
1H04
38
36
27
24
31
2000
2001
2002
2003
1H04
27
24
15
27
37
2000
2001
2002
2003
1H04

	Average Pre-Tax ROE over the period 2000-1H04
Retail Banking Continued growth	27%
AMS High level of profitability maintained even during those periods when the market environment was difficult	31%
CIB High recurring profitability	27%

Costs Under Control

- The core businesses' cost/income ratios


(in %)
62.8
62.6
61.9
1H03
2H03
1H04
69.8
65.5
62.5
1H03
2H03
1H04
58.7
57.5
56.0
1H03
2H03
1H04

Retail Banking **AMS** **CIB**

- The Group's cost/income ratio:
  - ➾60.3% in 1H04, compared to 62.9% for 2003

A Rigorous Control of Risks

- Credit risks: 44 bp average cost of risk during the cycle 1999-1H04


in bp
40
41
45
51
50
34
1999
2000
2001
2002
2003
1H04

Provisions (net) / Risk Weighted Assets

- Market risks: conservative policy maintained (limited value at risk, VaR)


54
41
31
27
28
39
37
56
32
40
28
23
38
22
22
25
28
30.06.00
30.09.00
29.12.00
31.03.01
30.06.01
30.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
VaR (99% 1 day)

BNP PARIBAS

BNP Paribas: A Powerful Platform Tailored for Growth

A balanced portfolio of growing businesses

A rigorous control of risks and costs

Value Creating and Growth Enhancing Acquisitions

BNP PARIBAS

Annexes

BNP PARIBAS

BNP Paribas Group

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income (1)	**4,743**	**4,651**	**+2.0%**	**4,631**	**+2.4%**	**9,374**	**9,164**	**+2.3%**
Operating Expenses and Dep.	-2,840	-2,876	-1.3%	-2,810	+1.1%	-5,650	-5,733	-1.4%
Gross Operating Income	**1,903**	**1,775**	**+7.2%**	**1,821**	**+4.5%**	**3,724**	**3,431**	**+8.5%**
Provisions	-215	-318	-32.4%	-245	-12.2%	-460	-657	-30.0%
Operating Income	**1,688**	**1,457**	**+15.9%**	**1,576**	**+7.1%**	**3,264**	**2,774**	**+17.7%**
Associated Companies	63	26	n.s.	41	+53.7%	104	39	x 2.7
Gains and Provisions on Investments	207	104	+99.0%	397	-47.9%	604	344	+75.6%
Amortisation of Goodwil	-97	-99	-2.0%	-84	+15.5%	-181	-200	-9.5%
Extraordinary Items	11	-29	n.s.	-43	n.s.	-32	-54	-40.7%
Non Operating Items	**184**	**2**	**n.s.**	**311**	**-40.8%**	**495**	**129**	**n.s.**
Pre-Tax Income	**1,872**	**1,459**	**+28.3%**	**1,887**	**-0.8%**	**3,759**	**2,903**	**+29.5%**
Tax Expense	-437	-520 *	-16.0%	-507	-13.8%	-944	-898	+5.1%
Minority Interests	-83	-37 *	+124.3%	-117	-29.1%	-200	-141	+41.8%
Net Income Group Share	**1,352**	**902**	**+49.9%**	**1,263**	**+7.0%**	**2,615**	**1,864**	**+40.3%**
Cost / Income	**59.9%**	**61.8%**	**-1.9 pt**	**60.7%**	**-0.8 pt**	**60.3%**	**62.6%**	**-2.3 pt**
Annualised ROE after Tax						18.5%	14.0%	+4.5 pt
(1) Including Commission income	1,730	1,522	+13.7%	1,710	+1.2%	3,440	3,110	+10.6%

(Fees, revenues from the insurance business, other net banking operating income and miscellaneous net income)

* €130mn reserve set aside for taxes in connection with Klépierre's adpotion of a new tax status. Corresponding reduction in minority interests of €60mn

BNP PARIBAS

Balance Sheet 1H04

In billions of euros	30-june-04	31-march-04	31-dec-03
Shareholders Equity, Group Share	27.5	27.4	27.1
Net Unrealised Capital Gains	2.1	2.3	2.1
Total Capital ratio (a,b)	11.4%	12.2%	12.9%
Tier One ratio (a,b)	8.4%	8.9%	9.4%
Doubtful Customers	13.6	14.1	14.1
Specific Provisions	9.2	9.4	9.4
Specific Provisions/ Doubtful Customers (1)	68%	67%	67%
Reserve for General Banking Risks	0.8	0.8	0.8
In millions of euros	**2Q04**	**1Q04**	**4Q03**
Value at Risk 1 day 99% (end of period)	28	25	22
Average Quarterly Value at Risk (1day 99%)	40	31	34

(1) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk
(a) Estimates
(b) based on estimated Risk Weighted Assets of E 308.0 bn as at 30 June 2004

BNP PARIBAS

Number of Shares - 1H04

in millions and in euros	1H03	2003	1H04
Number of Shares (end of period)	895.9	903.2	878.6
Number of Shares excluding Treasury Shares (end of period)	869.9	858.4	832.5
Average number of Shares outstanding excluding Treasury Shares	869.0	872.0	847.6
Earning Per Share (EPS)	2.15	4.31	3.09
Diluted Earning Per Share (Diluted EPS)	2.12	4.28	3.07

BNP PARIBAS

Geographic Breakdown of Commitments


Asia-Pacific 5%
Japan 1%
Other European countries 5%
Africa & Middle East 3%
Latin America 3%
BancWest 7%
France 43%
North America (excl. BancWest) 15%
Western Europe 18%

Gross Credits+Off-Balance sheet commitments, unweighted
€447bn as at 30/06/04

BNP PARIBAS

Breakdown of Commitments by Industry


Telecoms 1%
Transportation 3%
Food processing 3%
Insurance 3%
Car manufacturing 2%
Others <1% each 4%
Construction 2%
Chemicals 7%
Wholesale trade 7%
Retail 2%
Energy 2%
Household appliance 1%
Technology 1%
Real Estate 3%
Manufacturing 1%
Leisure 1%
Materials 2%
Machinery 2%
Mining 3%
Private individuals and self employed 26%
Business services 4%
Utilities 1%
States, local governments and fin. instit. 19%

Gross Credits+Off-Balance sheet commitments, unweighted
€447bn as at 30/06/04

BNP PARIBAS

French Retail Banking *

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,262**	**1,204**	**+4.8%**	**1,258**	**+0.3%**	**2,520**	**2,412**	**+4.5%**
Incl. Commissions	*531*	*495*	*+7.3%*	*546*	*-2.7%*	*1,077*	*1,005*	*+7.2%*
Incl. Interest Margin	*731*	*709*	*+3.1%*	*712*	*+2.7%*	*1,443*	*1,407*	*+2.6%*
Operating Expenses and Dep.	-853	-828	+3.0%	-849	+0.5%	-1,702	-1,655	+2.8%
Gross Operating Income	**409**	**376**	**+8.8%**	**409**	**+0.0%**	**818**	**757**	**+8.1%**
Provisions	-57	-57	+0.0%	-55	+3.6%	-112	-109	+2.8%
Operating Income	**352**	**319**	**+10.3%**	**354**	**-0.6%**	**706**	**648**	**+9.0%**
Non Operating Items	-1	-1	+0.0%	0	n.s.	-1	-5	-80.0%
Pre-Tax Income	**351**	**318**	**+10.4%**	**354**	**-0.8%**	**705**	**643**	**+9.6%**
Income Attributable to AMS	-18	-14	+28.6%	-20	-10.0%	-38	-27	+40.7%
Pre-Tax Income of French Retail Bkg	**333**	**304**	**+9.5%**	**334**	**-0.3%**	**667**	**616**	**+8.3%**
Cost / Income	67.6%	68.8%	-1.2 pt	67.5%	+0.1 pt	67.5%	68.6%	-1.1 pt
Allocated Equity (Ebn)						4.6	4.5	+3.3%
Pre-Tax ROE						29%	28%	+1 pt

* including 100% of French Retail Banking for line items NBI to Pre-tax income

BNP PARIBAS

FRB 2Q04: Changes in Outstandings

In billions of euros	Outstandings 2Q04	% Change 1 year 2Q04/2Q03	% Change 1 quarter 2Q04/1Q04	Outstandings 1H04	% Change 1 year 1H04/1H03
LENDINGS (1)					
Total Loans	74.9	+5.4%	+3.1%	73.8	+3.2%
Individual Customers	36.4	+16.3%	+3.9%	35.7	+15.2%
Incl. Mortgages	30.0	+19.2%	+4.4%	29.4	+18.0%
Incl. Consumer Lending	6.4	+4.1%	+1.3%	6.3	+3.9%
Corporates	35.3	-3.1%	+2.8%	34.8	-6.2%
DEPOSITS and SAVINGS (1)	73.6	+7.3%	+2.0%	72.9	+7.1%
Cheque and Current Accounts	30.2	+7.0%	+2.4%	29.8	+7.4%
Savings Accounts	35.8	+10.0%	+1.7%	35.5	+12.1%
Market Rate Deposits	7.7	-3.1%	+2.1%	7.6	-12.1%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	38.2	+11.9%	+2.8%	38.2	+11.9%
Mutual Funds (3)	59.1	+4.5%	-1.1%	59.1	+4.5%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

BNP PARIBAS

FRB* 2Q04: Commissions

In millions of euros


510
495
519
529
546
531
157.1
172.9
353.3
338.0
359.7
356.6
356.7
358.3
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

%Change 2Q04 / 2Q03

Commissions: +7.3%

Commissions on investment funds and transactions: +10.0%

Other banking transactions: +6.0%

* 100% of the French private banking

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,282**	**1,214**	**+5.6%**	**1,204**	**+6.5%**	**2,486**	**2,409**	**+3.2%**
Operating Expenses and Dep.	-714	-684	+4.4%	-678	+5.3%	-1,392	-1,370	+1.6%
Gross Operating Income	**568**	**530**	**+7.2%**	**526**	**+8.0%**	**1,094**	**1,039**	**+5.3%**
Provisions	-132	-136	-2.9%	-124	+6.5%	-256	-252	+1.6%
Operating Income	**436**	**394**	**+10.7%**	**402**	**+8.5%**	**838**	**787**	**+6.5%**
Amortisation of Goodwill	-70	-74	-5.4%	-61	+14.8%	-131	-148	-11.5%
Other Non Operating Items	33	19	+73.7%	22	+50.0%	55	34	+61.8%
Pre-Tax Income	**399**	**339**	**+17.7%**	**363**	**+9.9%**	**762**	**673**	**+13.2%**
Cost / Income	55.7%	56.3%	-0.6 pt	56.3%	-0.6 pt	56.0%	56.9%	-0.9 pt
Allocated Equity (Ebn)						5.0	4.8	+2.9%
Pre-Tax ROE						31%	28%	+3 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+5.0%**	**+4.4%**
Operating Expenses and Dep.	+3.5%	+2.2%
Gross Operating Income	**+7.0%**	**+7.4%**
Provisions	-9.5%	-3.5%
Operating Income	**+12.8%**	**+11.0%**
Pre-Tax Income	**+19.2%**	**+15.6%**

BNP PARIBAS

BancWest

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**385**	**395**	**-2.5%**	**371**	**+3.8%**	**756**	**804**	**-6.0%**
Operating Expenses and Dep.	-184	-195	-5.6%	-175	+5.1%	-359	-397	-9.6%
Gross Operating Income	**201**	**200**	**+0.5%**	**196**	**+2.6%**	**397**	**407**	**-2.5%**
Provisions	-10	-20	-50.0%	-15	-33.3%	-25	-41	-39.0%
Operating Income	**191**	**180**	**+6.1%**	**181**	**+5.5%**	**372**	**366**	**+1.6%**
Amortisation of Goodwill	-34	-37	-8.1%	-33	+3.0%	-67	-77	-13.0%
Other Non Operating Items	-1	-2	-50.0%	0	n.s.	-1	-1	+0.0%
Pre-Tax Income	**156**	**141**	**+10.6%**	**148**	**+5.4%**	**304**	**288**	**+5.6%**
Cost / Income	47.8%	49.4%	-1.6 pt	47.2%	+0.6 pt	47.5%	49.4%	-1.9 pt
Allocated Equity (Ebn)						1.5	1.6	-6.2%
Pre-Tax ROE						41%	36%	+5 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+2.6%**	**+2.8%**
Operating Expenses and Dep.	-0.1%	-0.5%
Gross Operating Income	**+5.3%**	**+6.0%**
Provisions	-49.5%	-33.5%
Operating Income	**+11.4%**	**+10.4%**
Pre-Tax Income	**+15.7%**	**+14.2%**

BNP PARIBAS

Cetelem

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**428**	**392**	**+9.2%**	**403**	**+6.2%**	**831**	**755**	**+10.1%**
Operating Expenses and Dep.	-223	-200	+11.5%	-214	+4.2%	-437	-391	+11.8%
Gross Operating Income	**205**	**192**	**+6.8%**	**189**	**+8.5%**	**394**	**364**	**+8.2%**
Provisions	-106	-89	+19.1%	-96	+10.4%	-202	-171	+18.1%
Operating Income	**99**	**103**	**-3.9%**	**93**	**+6.5%**	**192**	**193**	**-0.5%**
Amortisation of Goodwill	-11	-13	-15.4%	-11	+0.0%	-22	-26	-15.4%
Other Non Operating Items	32	16	+100.0%	24	+33.3%	56	33	+69.7%
Pre-Tax Income	**120**	**106**	**+13.2%**	**106**	**+13.2%**	**226**	**200**	**+13.0%**
Cost / Income	52.1%	51.0%	+1.1 pt	53.1%	-1.0 pt	52.6%	51.8%	+0.8 pt
Allocated Equity (Ebn)						1.5	1.4	+8.2%
Pre-Tax ROE						30%	29%	+1 pt

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+5.3%**	**+6.2%**
Operating Expenses and Dep.	+5.8%	+5.4%
Gross Operating Income	**+4.7%**	**+7.0%**
Provisions	+6.2%	+7.9%
Operating Income	**+3.4%**	**+6.2%**
Pre-Tax Income	**+15.6%**	**+13.6%**

BNP PARIBAS

IFRS Subsidiaries: 1H04 Results

in millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long term Leasing with services	BancWest	OEM	IRFS Center	IRFS
GOI	**394**	**99**	**69**	**79**	**397**	**93**	**-37**	**1,094**
1H03	364	92	65	62	407	80	-31	1,039
1H04/1H03	*+8.2%*	*+7.6%*	*+6.2%*	*+27.4%*	*-2.5%*	*+16.3%*	*+19.4%*	*+5.3%*
Pre-Tax Income	**226**	**69**	**85**	**46**	**304**	**88**	**-56**	**762**
1H03	200	59	83	29	288	63	-49	673
1H04/1H03	*+13.0%*	*+16.9%*	*+2.4%*	*+58.6%*	*+5.6%*	*+39.7%*	*+14.3%*	*+13.2%*

At constant scope and exchange rates

	Cetelem	BancWest	IRFS
GOI			
1H04/1H03	*+7.0%*	*+6.0%*	*+7.4%*
Pre-Tax Income			
1H04/1H03	*+13.6%*	*+14.2%*	*+15.6%*

BNP PARIBAS

Financial Services 1H04: Managed Outstandings

In billions of euros	Jun-04	Jun-03	% change 1 year / june-03	Dec-03	% change 1 half / dec-03
Cetelem	**31.2**	**27.9**	**+11.7%**	**29.0**	**+7.5%**
France (1)	19.2	17.9	+7.5%	17.9	+7.1%
Outside France	11.9	10.0	+19.3%	11.0	+8.1%
BNP Paribas Lease Group MT	**15.8**	**15.6**	**+1.6%**	**15.7**	**+1.0%**
France	12.3	12.5	-1.1%	12.4	-0.9%
Europe (outside France)	3.5	3.1	+11.9%	3.3	+8.2%
UCB Individuals	**17.2**	**15.0**	**+14.9%**	**15.7**	**+9.8%**
France Individuals	9.5	8.9	+6.5%	9.2	+3.7%
Europe (outside France)	7.7	6.0	+27.3%	6.5	+18.4%
Long Term Leasing with Services	**5.4**	**4.3**	**+23.4%**	**4.7**	**+15.1%**
France	1.6	1.4	+14.7%	1.6	+2.8%
Europe (outside France)	3.7	2.9	+27.7%	3.1	+21.4%
ARVAL – PHH					
Total Managed Vehicles (in thousands)	**612**	**607**	**+0.7%**	**600**	**+1.9%**
includind financed vehicles	421	364	+15.4%	387	+8.8%

(1) Including FRB partnership at 30/06/04. At constant scope, outstandings' increase in France : +0.7% / 31/03/04.

BNP PARIBAS

Asset Management and Services

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**730**	**614**	**+18.9%**	**688**	**+6.1%**	**1,418**	**1,197**	**+18.5%**
Operating Expenses and Dep.	-446	-416	+7.2%	-440	+1.4%	-886	-835	+6.1%
Gross Operating Income	**284**	**198**	**+43.4%**	**248**	**+14.5%**	**532**	**362**	**+47.0%**
Provisions	0	0	n.s.	-6	n.s.	-6	-3	n.s.
Operating Income	**284**	**198**	**+43.4%**	**242**	**+17.4%**	**526**	**359**	**+46.5%**
Amortisation of Goodwill	-17	-18	-5.6%	-16	+6.3%	-33	-36	-8.3%
Other Non Operating Items	-1	-3	-66.7%	-2	-50.0%	-3	-8	-62.5%
Pre-Tax Income	**266**	**177**	**+50.3%**	**224**	**+18.8%**	**490**	**315**	**+55.6%**
Cost / Income	61.1%	67.8%	-6.7 pt	64.0%	-2.9 pt	62.5%	69.8%	-7.3 pt
Allocated Equity (Ebn)						3.2	2.9	+7.9%
Pre-Tax ROE						31%	21%	+10 pt

Pre-tax ROE based on allocated equity including, in addition to 6% of risk weighted assets, additional amounts adapted to the nature of each core business.

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	**+11.1%**	**+11.5%**
Operating Expenses and Dep.	+1.8%	+1.5%
Gross Operating Income	**+29.7%**	**+34.2%**
Provisions	n.s.	x0,5
Operating Income	**+30.2%**	**+34.0%**
Pre-Tax Income	**+38.4%**	**+43.1%**

Wealth and Asset Management

BNP PARIBAS

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**356**	**275**	**+29.5%**	**341**	**+4.4%**	**697**	**545**	**+27.9%**
Operating Expenses and Dep.	-232	-211	+10.0%	-229	+1.3%	-461	-421	+9.5%
Gross Operating Income	**124**	**64**	**+93.8%**	**112**	**+10.7%**	**236**	**124**	**+90.3%**
Provisions	3	0	n.s.	-5	n.s.	-2	-3	-33.3%
Operating Income	**127**	**64**	**+98.4%**	**107**	**+18.7%**	**234**	**121**	**+93.4%**
Amortisation of Goodwill	-9	-8	+12.5%	-9	+0.0%	-18	-17	+5.9%
Other Non Operating Items	2	-4	n.s.	0	n.s.	2	-7	n.s.
Pre-Tax Income	**120**	**52**	**+130.8%**	**98**	**+22.4%**	**218**	**97**	**+124.7%**
Cost / Income	65.2%	76.7%	-11.5 pt	67.2%	-2.0 pt	66.1%	77.2%	-11.1 pt
Allocated Equity (Ebn)						1.0	0.8	+14.2%

At constant scope and exchange rates	2Q04 / 2Q03	1H04 / 1H03
Net Banking Income	+13.6%	+14.2%
Operating Expenses and Dep.	-0.1%	+0.2%
Gross Operating Income	+54.0%	+57.6%

Insurance

BNP PARIBAS

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**209**	**180**	**+16.1%**	**197**	**+6.1%**	**406**	**344**	**+18.0%**
Operating Expenses and Dep.	-93	-86	+8.1%	-94	-1.1%	-187	-173	+8.1%
Gross Operating Income	**116**	**94**	**+23.4%**	**103**	**+12.6%**	**219**	**171**	**+28.1%**
Provisions	-3	0	n.s.	-1	n.s.	-4	0	n.s.
Operating Income	**113**	**94**	**+20.2%**	**102**	**+10.8%**	**215**	**171**	**+25.7%**
Non Operating Items	-5	3	n.s.	-4	+25.0%	-9	2	n.s.
Pre-Tax Income	**108**	**97**	**+11.3%**	**98**	**+10.2%**	**206**	**173**	**+19.1%**
Cost / Income	44.5%	47.8%	-3.3 pt	47.7%	-3.2 pt	46.1%	50.3%	-4.2 pt
Allocated Equity (Ebn)						2.0	1.8	+11.0%

BNP PARIBAS

Securities Services

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**165**	**159**	**+3.8%**	**150**	**+10.0%**	**315**	**308**	**+2.3%**
Operating Expenses and Dep.	-121	-119	+1.7%	-117	+3.4%	-238	-241	-1.2%
Gross Operating Income	**44**	**40**	**+10.0%**	**33**	**+33.3%**	**77**	**67**	**+14.9%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**44**	**40**	**+10.0%**	**33**	**+33.3%**	**77**	**67**	**+14.9%**
Amortisation of Goodwill	-5	-7	-28.6%	-4	+25.0%	-9	-13	-30.8%
Other Non Operating Items	-1	-5	-80.0%	-1	+0.0%	-2	-9	-77.8%
Pre-Tax Income	**38**	**28**	**+35.7%**	**28**	**+35.7%**	**66**	**45**	**+46.7%**
Cost / Income	73.3%	74.8%	-1.5 pt	78.0%	-4.7 pt	75.6%	78.2%	-2.6 pt
Allocated Equity (Ebn)						0.2	0.3	-29.0%

BNP PARIBAS

Asset Management Business 2Q04: Breakdown of AUM

Asset Management

30/06/03


Monetary 30%
Bonds 34%
Equity 15%
Diversified 10%
Guaranteed and Structured 11%

30/06/04


Monetary 31%
Bonds 30%
Equity 17%
Diversified 10%
Guaranteed and Structured 12%

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**1,453**	**1,545**	**-6.0%**	**1,495**	**-2.8%**	**2,948**	**3,103**	**-5.0%**
*Incl. Trading Revenues**	*828*	*970*	*-14.6%*	*839*	*-1.3%*	*1,667*	*1,968*	*-15.3%*
Operating Expenses and Dep.	-826	-925	-10.7%	-825	+0.1%	-1,651	-1,823	-9.4%
Gross Operating Income	**627**	**620**	**+1.1%**	**670**	**-6.4%**	**1,297**	**1,280**	**+1.3%**
Provisions	-7	-142	-95.1%	-57	-87.7%	-64	-316	-79.7%
Operating Income	**620**	**478**	**+29.7%**	**613**	**+1.1%**	**1,233**	**964**	**+27.9%**
Amortisation of Goodwill	-7	-4	+75.0%	-2	n.s.	-9	-9	+0.0%
Other Non Operating Items	51	1	n.s.	3	n.s.	54	3	n.s.
Pre-Tax Income	**664**	**475**	**+39.8%**	**614**	**+8.1%**	**1,278**	**958**	**+33.4%**
Cost / Income	56.8%	59.9%	-3.1 pt	55.2%	+1.6 pt	56.0%	58.7%	-2.7 pt
Allocated Equity (Ebn)						6.9	7.0	-2.5%
Pre-Tax ROE						37%	27%	+10 pt

** Including customer activity and related revenues*

BNP PARIBAS

CIB 2Q04: Diversified Commercial Successes

Examples of deals closed in 2Q04

Spain
April 2004
Corporate Finance
Credit-Loan policy
endesa
BNP Paribas acted as Advisor for ENDESA in the sale of its participation in AGBAR
EUR 238 000 000
BNP PARIBAS
acted as Financial Advisor

Poland
June 2004
DCM
Fixed Income
tp
Telekomunikacja Polska S.A.
EUR 300.000.000
4.625% Notes due 5th July
BNP PARIBAS
acted as Joint Bookrunner

United Kingdom
April 2004
DCM
Fixed Income
bp
BP Capital (Aa1/AA+)
GBP250 000 000 Eurobond
5.000%, Dec 2007
BNP PARIBAS
acted as Joint-Bookrunner

Brazil
June 2004
ECEP & Fixed Income
Commodity
Structured Finance
CSN
Brazil
Securitization
USD 162 million
BNP PARIBAS
acted as Joint Lead Arranger

Saudi Arabia
April 2004
ECEP
Project Finance
أرامكو السعودية
Saudi Aramco
Saudi Arabia
USD 611 million - 3rd Party Cogeneration Project 4 CCGT Power Plant
BNP PARIBAS
acted as Financial Adviser

United States
June 2004
ECEP
Global Trade Services
Raytheon
USA
USD 73,525,000 Sight Letter of Credit
BNP PARIBAS
acted as Arranger & Confirming Bank

France
April 2004
Structured Finance
Acquisition Finance
& Loan Structuring,
Syndication Europe
sanofi~synthelabo
EUR 16 billion Term Loan and Revolving Credit Facilities
BNP PARIBAS
acted as Mandated Lead Arranger and Bookrunner

Germany
June 2004
Fixed Income / DCM
Securitisation Bank
ALLGEMEINE HYPOTHEKENBANK RHEINBODEN AG
Castanea One PLC - synthetic CMBS transaction € 952.7mn
BNP PARIBAS
Joint Lead Manager and Joint Bookrunner

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**896**	**1,055**	**-15.1%**	**913**	**-1.9%**	**1,809**	**2,117**	**-14.5%**
Operating Expenses and Dep.	-583	-684	-14.8%	-587	-0.7%	-1,170	-1,345	-13.0%
Gross Operating Income	**313**	**371**	**-15.6%**	**326**	**-4.0%**	**639**	**772**	**-17.2%**
Provisions	-7	0	n.s.	1	n.s.	-6	8	n.s.
Operating Income	**306**	**371**	**-17.5%**	**327**	**-6.4%**	**633**	**780**	**-18.8%**
Non Operating Items	10	-3	n.s.	-4	n.s.	6	3	n.s.
Pre-Tax Income	**316**	**368**	**-14.1%**	**323**	**-2.2%**	**639**	**783**	**-18.4%**
Cost / Income	65.1%	64.8%	+0.3 pt	64.3%	+0.8 pt	64.7%	63.5%	+1.2 pt
Allocated Equity (Ebn)						2.6	2.6	+0.6%

BNP PARIBAS

Financing Businesses

In millions of euros	2Q04	2Q03	2Q04 / 2Q03	1Q04	2Q04 / 1Q04	1H04	1H03	1H04 / 1H03
Net Banking Income	**557**	**490**	**+13.7%**	**582**	**-4.3%**	**1,139**	**986**	**+15.5%**
Operating Expenses and Dep.	-243	-241	+0.8%	-238	+2.1%	-481	-478	+0.6%
Gross Operating Income	**314**	**249**	**+26.1%**	**344**	**-8.7%**	**658**	**508**	**+29.5%**
Provisions	0	-142	n.s.	-58	n.s.	-58	-324	-82.1%
Operating Income	**314**	**107**	**x2,9**	**286**	**+9.8%**	**600**	**184**	**x3,3**
Non Operating Items	34	0	n.s.	5	n.s.	39	-9	n.s.
Pre-Tax Income	**348**	**107**	**x3,2**	**291**	**+19.6%**	**639**	**175**	**x3,7**
Cost / Income	43.6%	49.2%	-5.6 pt	40.9%	+2.7 pt	42.2%	48.5%	-6.3 pt
Allocated Equity (Ebn)						4.2	4.4	-4.3%

BNP PARIBAS

VAR (1 day - 99%) by type of risk

In millions of euros



Total 27 28 39 37 56 32 40 28 23 38 22 22 25 28
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
Credit
Interest rate
Equities
Change and others
Commodities
Netting

Inclusion in 4Q03 of credit risk, previously included and netted in the "interest rate" risk

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58

Irène Chesnais +33 (1) 42 98 46 45

Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com